UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial

Statements

December 31, 2020

(A free translation of the original

in Portuguese)

ÍNDICE

PETROBRAS

2

STATEMENT OF FINANCIAL POSITION

PETROBRAS

December 31, 2020 and 2019 (In millions of reais, unless otherwise indicated)

Assets		Consolidated		Parent Company		Liabilities		Consolidated		Parent Company
	Notes	2020	2019	2020	2019		Notes	2020	2019	2020	2019

Current assets						Current liabilities
Cash and cash equivalents	8.1	60,856	29,714	5,180	4,322	Trade payables	16	35,645	22,576	75,543	34,453
Marketable securities	8.2	3,424	3,580	2,963	3,200	Finance debt	34.1	21,751	18,013	76,783	150,931
Trade and other receivables	14.1	24,584	15,164	44,321	78,813	Lease liability	35	29,613	23,126	30,883	40,265
Inventories	15	29,500	33,009	25,452	28,206	Income taxes payable	17.1	1,029	1,114	225	218
Recoverable income taxes	17.1	2,170	10,050	1,566	9,456	Other taxes payable	17.1	13,696	13,800	13,270	13,538
Other recoverable taxes	17.1	11,313	4,237	10,226	3,785	Dividends payable	36.5	4,457	6,278	4,411	6,165
Others	22	6,395	6,014	7,573	6,617	Short-term benefits	18	10,150	6,632	9,418	6,056
		138,242	101,768	97,281	134,399	Pension and medical benefits	19	8,049	3,577	8,049	3,577
						Others	22	8,338	7,947	5,944	6,338
								132,728	103,063	224,526	261,541
Assets classified as held for sale	32	4,081	10,333	3,582	8,615	Liabilities related to assets classified as held for sale	32	3,559	13,084	3,369	12,506
		142,323	112,101	100,863	143,014			136,287	116,147	227,895	274,047

Non-current assets						Non-current liabilities
Long-term receivables						Finance debt	34.1	258,287	236,969	357,491	211,907
Trade and other receivables	14.1	13,675	10,345	11,369	8,490	Lease liability	35	82,897	73,053	90,404	147,939
Marketable securities	8.2	227	232	226	208	Income taxes payable	17.1	1,853	2,031	1,810	1,984
Judicial deposits	20.2	37,838	33,198	37,487	32,861	Deferred income taxes	17.4	1,015	7,095	−	9,974
Deferred income taxes	17.4	33,524	5,593	20,518	−	Pension and medical benefits	19	75,454	103,213	74,209	101,192
Other tax assets	17.1	16,411	15,877	15,833	15,363	Provision for legal proceedings	20.1	11,427	12,546	10,301	11,883
Others	22	3,299	6,061	3,083	5,796	Provision for decommissioning costs	21	97,595	70,377	97,194	70,127
		104,974	71,306	88,516	62,718	Others	22	11,454	5,443	10,886	4,524
								539,982	510,727	642,295	559,530
								676,269	626,874	870,190	833,577

						Equity
						Share capital	36.1	205,432	205,432	205,432	205,432
Investments	31	17,010	22,166	241,875	182,666	Capital reserve, capital transactions and shares in treasury		2,449	2,449	2,665	2,665
Property, plant and equipment	25	645,434	641,949	670,088	662,816	Profit reserves		127,512	124,829	127,296	124,613
Intangible assets	26	77,678	78,489	77,258	77,904	Accumulated other comprehensive (deficit)		(26,983)	(37,169)	(26,983)	(37,169)
		845,096	813,910	1,077,737	986,104	Attributable to the shareholders of Petrobras		308,410	295,541	308,410	295,541
						Non-controlling interests	31.5	2,740	3,596	−	−
								311,150	299,137	308,410	295,541

		987,419	926,011	1,178,600	1,129,118			987,419	926,011	1,178,600	1,129,118
The notes form an integral part of these financial statements.

3

STATEMENT OF INCOME

PETROBRAS

December 31, 2020 and 2019 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2020	2019	2020	2019
Continuing operations
Sales revenues	9	272.069	302.245	253.993	289.156
Cost of sales	10.1	(148.107)	(180.140)	(152.258)	(183.161)
Gross profit		123.962	122.105	101.735	105.995

Income (expenses)
Selling expenses	10.2	(25,020)	(17,746)	(20,921)	(18,472)
General and administrative expenses	10.3	(5,525)	(8,368)	(3,897)	(6,680)
Exploration costs	28	(4,170)	(3,197)	(4,134)	(3,174)
Research and development expenses		(1,819)	(2,268)	(1,818)	(2,268)
Other taxes		(4,971)	(2,484)	(4,345)	(2,108)
Impairment of assets	27	(34,259)	(11,630)	(43,342)	(8,118)
Other income and expenses	11	4,695	4,742	40,845	5,659
		(71,069)	(40,951)	(37,612)	(35,161)

Income before finance income (expenses), results in equity-accounted investments and income taxes		52,893	81,154	64,123	70,834

Net finance income (expense):	12	(49,584)	(34,459)	(79,789)	(40,212)
Finance income		2,821	5,271	2,940	5,589
Finance expense		(31,108)	(27,878)	(35,692)	(32,626)
Foreign exchange gains (losses) and inflation indexation		(21,297)	(11,852)	(47,037)	(13,175)
Results in equity-accounted investments	31.3	(3,272)	547	17,663	13,707
Net income before income taxes		37	47,242	1,997	44,329

Income taxes	17.3	6,209	(16,400)	5,111	(14,057)

Net income from continuing operations		6,246	30,842	7,108	30,272

Net income from discontinued operations		−	10,128	−	9,865

Net income of the year		6,246	40,970	7,108	40,137
Attributable to:
Shareholders of Petrobras		7,108	40,137	7,108	40,137
Net income from (loss) continuing operations		7,108	30,272	7,108	30,272
Net income from discontinued operations		−	9,865	−	9,865
Non-controlling interests		(862)	833	−	−
Net income from (loss) continuing operations		(862)	570	−	−
Net income from discontinued operations		−	263	−	−
Net income of the year		6,246	40,970	7,108	40,137
Basic and diluted earnings per weighted-average of common and preferred share (in R$)	36.6	0.54	3.08	0.54	3.08

The Notes form an integral part of these Financial Statements.
4

STATEMENT OF COMPREHENSIVE INCOME

PETROBRAS

December 31, 2020 and 2019 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2020	2019	2020	2019
Net income for the year	6,246	40,970	7,108	40,137

Items that will not be reclassified to the statement of income:

Unrealized gains / (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	(6)	(1)	(6)	(1)
Deferred Income tax	2	−	2	−
	(4)	(1)	(4)	(1)

Actuarial gains (losses) on post-employment defined benefit plans	12,853	(23,011)	11,970	(22,386)
Deferred Income tax	(698)	6,135	(612)	6,046
	12,155	(16,876)	11,358	(16,340)

Share of other comprehensive income (losses) in equity-accounted investments	270	−	1,042	(527)

Items that may be reclassified subsequently to the statement of income:
Unrealized gains(losses) on cash flow hedge - highly probable future exports
Recognized in equity	(99,467)	(13,469)	(99,467)	(13,446)
Reclassified to the statement of income	24,308	12,397	23,480	11,170
Deferred income tax	25,554	365	25,835	774
	(49,605)	(707)	(50,152)	(1,502)
Cumulative translation adjustments in investees (*)
Recognized in equity	49,553	6,159	48,664	6,172
Reclassified to the statement of income	−	127	−	−
	49,553	6,286	48,664	6,172

Equity-accounted investments over other comprehensive income in invested companies
Recognized in equity	(1.508)	272	(961)	1.068
Reclassified to the statement of income	225	−	225	−
	(1.283)	272	(736)	1.068

Other comprehensive income	11.086	(11.026)	10.172	(11.130)

Total comprehensive income	17,332	29,944	17,280	29,007
Attributable to:
Shareholders of Petrobras	17,280	29,007	17,280	29,007
Non-controlling interests	52	937	−	−
Total comprehensive income	17,332	29,944	17,280	29,007
(*) Includes, in the Consolidated, effect of the amount of R$ 1,850, creditor (effect of R$ 191, creditor, as of December 31, 2019), referring to associates and joint ventures.
The notes form an integral part of these financial statements

5

STATEMENT OF CASH FLOWS

PETROBRAS

December 31, 2020 and 2019 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2020	2019	2020	2019
Cash flows from operating activities
Net income (loss) for the year	6,246	40,970	7,108	40,137
Adjustments for:
Net income from discontinued operations	−	(10,128)	−	(9,865)
Pension and medical benefits (actuarial expense)	(5,010)	8,219	(5,118)	7,960
Results of equity-accounted investments	3,272	(547)	(17,663)	(13,707)
Depreciation, depletion and amortization	58,305	58,502	67,179	64,689
Impairment of assets (reversal)	34,259	11,630	43,342	8,118
Inventory write-down (write-back) to net realizable value	1,518	68	391	−
Allowance (reversals) for credit loss on trade and other receivables	722	343	348	226
Exploratory expenditure write-offs	2,379	1,250	2,379	1,250
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(2,484)	(23,670)	(2,694)	(23,443)
Foreign exchange, indexation and finance charges	57,422	33,259	86,528	40,586
Deferred income taxes, net	(8,940)	11,036	(5,600)	11,924
Revision and unwinding of discount on the provision for decommissioning costs	5,021	3,765	5,005	3,765
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(16,494)	−	(16,141)	−
Early termination and cash outflows revision of lease agreements	(1,389)	(244)	(37,778)	(249)
Decrease (Increase) in assets
Trade and other receivables, net	(913)	8,578	(73,478)	(43,255)
Inventories	4,309	(1,208)	2,363	1,437
Judicial deposits	(4,228)	(8,427)	(4,226)	(8,383)
Escrow account - Class action agreement	−	7,424	−	6,093
Other assets	1,105	(655)	338	(41)
Increase (Decrease) in liabilities
Trade payables	2,178	(3,821)	9,636	(7,322)
Other taxes payable	18,161	870	17,456	(35)
Income taxes paid	(1,656)	(9,198)	(943)	(8,766)
Pension and medical benefits	(5,459)	(7,489)	(5,423)	(7,454)
Provisions for legal proceedings	(1,209)	(14,922)	(1,582)	(10,376)
Short-term benefits	4,111	681	3,968	580
Provision for decommissioning costs	(2,459)	(2,028)	(2,453)	(2,028)
Agreement with US authorities	−	(2,892)	−	(2,892)
Other liabilities	(661)	(824)	294	251
Net cash provided by operating activities from continuing operations	148,106	100,542	73,236	49,200
Net cash provided by operating activities - discontinued operations	−	1,224	−	−
Net cash provided by operating activities	148,106	101,766	73,236	49,200
Cash flows from investing activities
Acquisition of PP&E and intangibles assets (except Bidding for oil surplus of Transfer of rights agreement)	(29,974)	(34,010)	(116,331)	(56,773)
Bidding for oil surplus of Transfer of rights agreement	−	(63,141)	−	(63,141)
Investments in investees	(5,312)	(29)	3,454	392
Proceeds from disposal of assets – Divestment	10,212	41,049	9,008	38,691
Reimbursement on the Transfer of rights agreement	−	34,414	−	34,414
Divestment (Investment) in marketable securities (*)	355	837	44,569	(38,886)
Dividends received (**)	1,264	5,732	2,552	8,033
Net cash used in investing activities from continuing operations	(23,455)	(15,148)	(56,748)	(77,270)
Net cash used in investing activities - discontinued operations	−	7,196	−	9,495
Net cash used in investing activities	(23,455)	(7,952)	(56,748)	(67,775)
Cash flows from financing activities
Investments by non-controlling interest	(457)	(99)	−	−
Financings and lending operations, net:
Proceeds from financing	85,523	29,156	165,511	174,453
Repayment of principal - finance debt	(134,079)	(107,090)	(107,127)	(97,373)
Repayment of interest - finance debt (**)	(15,828)	(17,623)	(20,581)	(17,349)
Repayment of lease liability	(30,275)	(20,660)	(47,224)	(35,680)
Dividends paid to Shareholders of Petrobras	(6,209)	(7,488)	(6,209)	(7,488)
Dividends paid to non-controlling interests	(448)	(550)	−	−
Net cash used in financing activities from continuing operations	(101,773)	(124,354)	(15,630)	16,563
Net cash used in financing activities - discontinued operations	−	(1,982)	−	−
Net cash used in financing activities	(101,773)	(126,336)	(15,630)	16,563
Effect of exchange rate changes on cash and cash equivalents	8,323	8,397	−	−
Net increase (decrease) in cash and cash equivalents	31,201	(24,125)	858	(2,012)
Cash and cash equivalents at the beginning of the period	29,729	53,854	4,322	6,334
Cash and cash equivalents at the end of the period	60,930	29,729	5,180	4,322
(*) At the Parent Company, includes amounts referring to the movement of the application in receivables of FIDC-NP.
(**) The company classifies dividends / interest received and interest paid as cash flow from investing activities and cash flow from financing activities, respectively.
The notes form an integral part of these financial statements

6

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

December 31, 2020 and 2019 (In millions of reais, unless otherwise indicated)

			Accumulated other comprehensive income				Profit reserves
	Share capital (net of share issuance costs)	Capital reserve, capital transactions and treasury shares	Cumulative translation adjustment	Actuarial gains (losses) on defined benefit pension plans	Cash flow hedge – highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Proposed additional dividends	Retained earnings	Equity attributable to the shareholders of Petrobras	Non-controlling interests	Consolidated Shareholders’ Equity
	205,432	2,674	45,911	(35,832)	(33,273)	(2,835)	17,813	5,530	2,165	69,640	−	−	277,225	6,318	283,543
Balance at January 1, 2019	205,432	2,674				(26,029)					95,148	−	277,225	6,318	283,543
Realization of deemed cost	−	−	−	−	−	(10)	−	−	−	−	−	10	−	−	−
Capital transactions	−	(9)	−	−	−	−	−	−	−	−	−	−	(9)	(2,601)	(2,610)
Net income (loss)	−	−	−	−	−	−	−	−	−	−	−	40,137	40,137	833	40,970
Other comprehensive income	−	−	6,172	(16,867)	(707)	272	−	−	−	−	−	−	(11,130)	104	(11,026)
Appropriations:
Transfer to reserves	−	−	−	−	−	−	2,007	1,027	738	25,693	−	(29,465)	−	−	−
Dividends and interest on capital	−	−	−	−	−	−	−	−	−	−	−	(10,682)	(10,682)	(1,058)	(11,740)
Balance at December 31, 2019	205,432	2,665	52,083	(52,699)	(33,980)	(2,573)	19,820	6,557	2,903	95,333	−	−	295,541	3,596	299,137
	205,432	2,665				(37,169)					124,613	−	295,541	3,596	299,137

Balance at January 1, 2020	205,432	2,665	52,083	(52,699)	(33,980)	(2,573)	19,820	6,557	2,903	95,333	−	−	295,541	3,596	299,137
Capital increase through reserves	−	−	−	−	−	−	−	−	−	−	−	−	−	(65)	(65)
Realization of deemed cost	−	−	−	−	−	14	−	−	−	−	−	(14)	−	−	−
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	(410)	(410)
Net income (loss)	−	−	−	−	−	−	−	−	−	−	−	7,108	7,108	(862)	6,246
Other comprehensive income	−	−	48,664	12,129	(49,605)	(1,016)	−	−	−	−	−	−	10,172	914	11,086
Appropriations:
Transfer to reserves	−	−	−	−	−	−	356	1,027	−	−	−	(1,383)	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	(4,561)	5,861	(5,711)	(4,411)	(433)	(4,844)
Balance at December 31, 2020	205,432	2,665	100,747	(40,570)	(83,585)	(3,575)	20,176	7,584	2,903	90,772	5,861	−	308,410	2,740	311,150
	205,432	2,665				(26,983)					127,296	−	308,410	2,740	311,150
The notes form an integral part of these financial statements

7

STATEMENT OF ADDED VALUE

PETROBRAS

December 31, 2020 and 2019 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2020	2019 Reclassified(*)	2020	2019 Reclassified (*)
Income
Sales of products, services provided and other revenues	370,084	502,387	384,286	418,461
Allowance (reversals) for credit loss on trade and other receivables	(722)	(375)	(348)	(226)
Revenues related to construction of assets for own use	31,337	31,932	30,436	30,531
	400,699	533,944	414,374	448,766
Inputs acquired from third parties
Materials consumed and products for resale	(34,523)	(108,662)	(32,930)	(51,032)
Materials, power, third-party services and other operating expenses	(75,042)	(57,430)	(66,692)	(53,939)
Tax credits on inputs acquired from third parties	(23,968)	(29,623)	(26,374)	(30,131)
Impairment	(34,259)	(11,630)	(43,342)	(8,118)
Inventory write-down to net realizable value (market value)	(1,518)	(68)	(391)	−
	(169,310)	(207,413)	(169,729)	(143,220)
Gross added value	231,389	326,531	244,645	305,546
Depreciation, depletion and amortization	(63,349)	(63,514)	(72,223)	(69,405)
Net added value produced by the Company	168,040	263,017	172,422	236,141
Transferred added value
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	16,764	−	16,141	−
Share of profit of equity-accounted investments	(3,272)	547	17,663	14,273
Finance income	2,821	6,127	2,940	5,589
Rents, royalties and others	1,244	1,196	1,688	1,723
	17,557	7,870	38,432	21,585
Total added value to be distributed	185,597	270,887	210,854	257,726

Distribution of added value

Personnel and officers
Direct compensation
Salaries	15,661	16,990	13,093	13,833
Profit sharing	31	185	6	9
Variable compensation	2,240	2,581	2,040	2,427
	17,932	19,756	15,139	16,269
Benefits
Short-term benefits	6,417	1,828	5,922	1,474
Pension plan	4,425	4,536	4,254	4,257
Medical plan (**)	(8,063)	5,545	(8,207)	5,032
	2,779	11,909	1,969	10,763
FGTS	1,150	1,282	994	1,121
	21,861	32,947	18,102	28,153
Taxes
Federal (***) (****)	58,760	99,619	59,925	98,426
State	24,474	40,267	23,488	28,664
Municipal	816	703	344	260
Abroad (***)	2,734	4,962	−	−
	86,784	145,551	83,757	127,350
Financial institutions and suppliers
Interest, and exchange and indexation charges	66,088	45,327	96,180	50,999
Rental and leases	4,618	6,092	5,707	11,087
	70,706	51,419	101,887	62,086
Shareholders
Dividends	5,711	1,807	5,711	1,807
Interest on capital	−	8,875	−	8,875
Non-controlling interests	(862)	833	−	−
Profit retention (absorbed losses)	1,397	29,455	1,397	29,455
	6,246	40,970	7,108	40,137
Added value distributed	185,597	270,887	210,854	257,726

(*) Includes the added value of the discontinued operation.

(**) In 2020, in the consolidated, it includes the effect of changes in the proportion of the cost of the AMS Plan, in the amount of R$ 13,062 (R$ 12,797 in the parent company).

(***) Includes production taxes.

(****) In 2020, it includes R$ 8,940 related to deferred income tax and deferred social contribution (R$ 5,600 at the parent company).

The notes form an integral part of these financial statements

8

PETROBRAS

(In millions of reais, unless otherwise indicated)

NOTES TO THE FINANCIAL STATEMENTS

1.	The Company and its operations

Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Brazilian Federal Government, of indefinite duration, governed by the terms and conditions under the Brazilian Corporate Law (Law 6,404 of December 15, 1976), Law 13,303 of June 30, 2016 and its Bylaws.

Petrobras’ shares are listed on the Brazilian stock exchange (B3) in the Level 2 Corporate Governance special listing segment and, therefore, the Company, its shareholders, its managers and fiscal council members are subject to provisions under its regulation (Level 2 Regulation - Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3). These Regulations shall prevail over the statutory provisions, in the event of prejudice to the rights of the recipients of public offerings provided for in the Company's Bylaws, except in certain cases, due to a specific rule. On February 13, 2020, the company had its request to be disassociated from the B3 State-Owned Governance Program, requested on January 29, 2020, answered.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly-owned subsidiaries, controlled companies, alone or through joint ventures with third parties, in Brazil or abroad.

The economic activities linked to its business purpose shall be undertaken by the Company in free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Laws no. 9,478/97 and 10,438/02 (oil & gas and electricity sector regulations, respectively). However, Petrobras may have its activities, provided they are in compliance with its corporate purpose, guided by the Brazilian Federal Government to contribute to the public interest that justified its creation, aiming to meet national energy policy objectives when:

I – established by law or regulation, as well as under agreements provisions with a public entity that is competent to establish such obligation, abiding with the broad publicly stated of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner.

In this case, the Company’s Investment Committee and Minority Shareholders Committee will evaluate and measure the difference between market conditions and the operating result or economic return of the obligation assumed by the company, in such a way that the Union compensates, for each fiscal year, the difference between market conditions and the operating result or economic return of the assumed obligation.

1.1 Highlights of the year

In a year of restrictions and uncertainties imposed by the COVID-19 pandemic, the company's quick response with a defined strategy allowed an improvement in the company's operational and financial performance, with the increase in oil and natural gas production and strong cash generation. The main strategies adopted by the company are presented in note 6.

Oil and gas production in 2020 was 2.84 million barrels of oil equivalent per day (boed), with the pre-salt representing 66% of the total (1.86 MMboed), which resulted in a record annual production. The performance mainly reflected the implementation of four platforms installed in the Búzios field, technological improvements related to combating corrosion and postponing production decline, as well as optimization of production stoppages on the platforms (note 25). In 2020, the company remained a net exporter of oil and oil products, with a balance of 743 thousand bpd.

In 2020, new reserves were incorporated due to the approval of new projects and the good performance of the reservoirs, with emphasis on the Santos Basin pre-salt, resulting in an appropriation equivalent to 101% of the year's production. This effect was dampened by the negative impact resulting from the 32% reduction in the oil price in 2020. Thus, disregarding the effect of assets sold in 2020, the replacement of reserves was 29% of that year's production. The sale of assets in 2020 is aligned with the maximization of the portfolio's value, with a focus on world-class assets in deep and ultra-deep waters, and the impact was not relevant in the total value of reserves. The 2020 reserves do not yet consider new projects to be implemented as a result of the acquisition of the Transfer of Rights Surplus. Such volumes will be incorporated after the signing of the co-participation agreements of Búzios and Itapu fields (Supplementary information on Oil and Gas Exploration and Production - unaudited).

9

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The performance in 2020, aligned with our pillar of maximizing return on capital employed, resulted in a large operating cash generation, with a significant increase in exports (note 9) and a series of measures to reduce expenses and preserve cash in the face of uncertainty, in order to reinforce the financial strength and resilience of the company's business, in addition to receipts for the sale of assets and interests. These funds were used to reduce gross indebtedness and make investments.

In portfolio management, we highlight the sales of subsidiaries Liquigás and Petrobras Oil & Gas B.V and onshore fields and in shallow waters (note 32).

During 2020, the Company signed Expenses and Volume Equalization Agreements with its partners in the Tupi, Sépia, Atapu and Production Individualization Agreements for the Berbigão, Sururu, Albacora Leste and other fields , with an impact on other operating income (note 30).

Regarding the capital structure, the Company continues to prioritize debt reduction and financial deleveraging, through prepayment of financings in Brazil and abroad in the amount of R$ 70 billion (note 34 – Finance Debt). There was a decrease on the gross debt (Financings and Leases) translated into U.S. dollars.

10

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

During the year, some actions were part of the effort to reduce the liabilities of the post-employment pension and health benefit plans, with approvals of new equation plans, negotiation of new proportions of health care plan costs, approval of a new management model for the health care plan through an association and early settlement of the Financial Commitment Term (note 19 - Post-employment benefits - Pension and health care plans).

The impacts of the pandemic and the change in our long-term view of oil prices to US $ 50 / bbl generated recognition of impairment losses in the first quarter of 2020, partially reversed in the fourth quarter of 2020, considering the economic assumptions of the Strategic Plan 2021-2025, approved in November, as well as active portfolio management and new estimates of reserve volumes and dismantling of production areas, which underpinned the recoverability tests for the year 2020 (note 27).

As a result of the collaboration and leniency agreements entered into by other companies under “Lava Jato” Operation, the Company was reimbursed at R$ 797 throughout 2020 (note 23).

11

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Throughout 2020, Petrobras, through its strategy of active management of its liabilities and considering the specificities of each process, as well as the analysis of the cost-benefit ratio, adhered to amnesty and state remission programs for payment in cash of VAT tax debts, with the benefit of an average reduction of 49% (note 17.2), in addition to addressing possible future risks associated with the matters for which adhesions were made (note 20).

In 2020, Petrobras and two subsidiaries obtained a favorable and definitive court decision on the exclusion of VAT Tax from the calculation base of PIS and Cofins contributions, referring to undue payments made between October 2001 and August 2020. The estimate generated recognition of credits of R$ 17,588 in current assets, net gain in profit and loss of R$ 11,608 and, in 2020, the company offset part of these credits for settlement of other federal taxes, in the amount of R$ 10,372 (note 17.1).

The company's distribution of added value is as follows:

12

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In October 2020, the revision of the Shareholder Remuneration Policy was approved in order to enable Management to propose the payment of dividends compatible with the company's cash generation, as long as the company's financial sustainability is preserved. With this change, the proposal for the fiscal year 2020, in the amount of R$ 10,272 (R$ 0.787446 per common and preferred share) will be forwarded to the 2021 Annual General Meeting (AGM) (note 36), of which R$ 5,711 through the profit sharing for the year and R$ 4,561 through the use of profit reserves.

In addition, our financial statements in U.S. dollars, which are translated based on CPC 02 - “Effects of changes in exchange rates and translation of financial statements”, equivalent to the international accounting standard IAS 21 - “Effects of changes in exchange rates” are also disclosed and filed. The table below shows the main information in millions of dollars:

	Consolidated
	2020	2019
Sales revenues	53,683	76,589
Gross profit	(29,195)	(45,732)
Income before finance income (expenses), results in equity-accounted investments and income taxes	(14,425)	(10,243)
Net income (loss) for the year – Petrobras’ shareholders	1,141	10,151
Cash and cash equivalents	11,711	7,372
Property, plant and equipment	124,201	159,265
Finance debt and leases – current and non-current	75,538	87,121
Shareholders’ equity	59,876	74,215
Cash flow from operating activities	28,881	323
Cash flow from investing activities	(4,510)	(2,060)
Cash flow from financing activities	(19,259)	(508)

13

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
2.	Basis of preparation and presentation of financial statements

The consolidated and individual (Parent Company) financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and with the pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

All relevant information related to financial statements, and only them, are presented and corresponds to the information used by the Company’s Management.

The consolidated and individual financial statements have been prepared under the historical cost convention, except when otherwise indicated. The summary of significant accounting policies used in the preparation of these financial statements is set out in their respective notes.

In preparing these financial statements, Management used judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The relevant estimates and judgments that require a higher level of judgment and complexity are disclosed in note 4.

In July 2019, after the additional sale of its interest in Petrobras Distribuidora S/A (BR) through a secondary public offering (follow on), Petrobras' interest was reduced to 37.50% of the share capital, and BR ceased to be a Petrobras controlled company. This operation was a “discontinued operation”. Thus, the consolidated statements of income and cash flows, for the comparative period, present the results and cash flows from operating, investing and financing activities in separate lines, as a net income of discontinued operations. The comparative information related to the other statements does not present such segregation, including the statement of added value, whose values for 2019 were reclassified in order to provide better comparability.

The Company's Board of Directors, at a meeting held on February 24, 2021, authorized the disclosure of these financial statements.

2.1.	Statement of added value

The Brazilian corporate law requires the release of the Statement of added value as an integral part of the financial statements. This statement is presented as supplementary information under IFRS and was prepared in accordance with CPC 09 – Statement of Added Value, approved by CVM Resolution 557/08.

The purpose of the statement of added value is to present information relating to the wealth created by the Company and how it has been distributed.

2.2.	Functional currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real, which is the currency of its primary economic environment of operation. The functional currency of most of the direct controlled entities that operate in the international economic environment is the U.S. dollar.

The income statements and statement of cash flows of non-Brazilian Real functional currency subsidiaries, joint ventures and associates are translated into Brazilian Real using the monthly average exchange rates prevailing during the year. Assets and liabilities are translated into Brazilian Real at the closing rate at the date of the financial statements and the equity items are translated using the exchange rates prevailing at the dates of the transactions.

All exchange differences arising from the translation of the financial statements of non-Brazilian Real subsidiaries, joint ventures and associates are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the shareholders’ equity and transferred to profit or loss in the periods at the disposal of the investments.

2.3. Order of presentation of the explanatory notes

As recommended in the Conceptual Framework for Financial Reporting CPC 00 R2 (Conceptual Framework), the expectations of users of financial statements regarding the company's returns depend on their assessment of the value, the time and the prospects for future net cash flows and their management's assessment of economic resources.

Thus, the order of the explanatory notes aligns the company's financial statements with the users' view, in addition to emphasizing the importance in terms of the company's strategic management.

14

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Thus, after the explanatory notes that present the company and its operations, as well as the explanatory notes related to the conceptual structure applied in the preparation of the financial statements, it begins with the explanatory note on Capital Management, followed by the other notes, obeying primarily the groupings of cash flow statement activities.

3.	Summary of significant accounting policies

The Company's accounting practices are consistent with those adopted and disclosed in the previous year. For a better understanding of the recognition and measurement basis applied in the preparation of the financial statements, these practices are presented in the respective explanatory notes that deal with the topics of their applications.

4.	Critical accounting policies: key estimates and judgments

The preparation of the financial statements requires the use of estimates and judgments for certain transactions that reflect the recognition and measurement of assets, liabilities, income and expenses. The assumptions used are based on history and other factors considered relevant, and are periodically reviewed by Management. Actual results may differ from estimated values. The impacts of COVID-19 and the change in the economic environment were considered in the preparation of these financial statements and the results of the review of these assumptions, arising from COVID-19, are presented in note 6.

Information about those areas that require significant judgment or involve a higher degree of complexity in the application of the accounting policies and that could materially affect the Company’s financial condition and results of operations is set out as follows.

4.1.	Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and drilling fluid sample data and are used as the basis for calculating unit-of-production depreciation, depletion and amortization rates, impairment testing, decommissioning costs estimates and for projections of high probable future exports subject to cash flow hedge.

These estimates require the application of judgment and are reviewed at least annually based on a re-evaluation of already available geological, reservoir or production data and new geological, reservoir or production data, as well as changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in the Company’s development strategy or in the production capacity.

The Company determines its oil and gas reserves both pursuant to the U.S. Securities and Exchange Commission - SEC and the ANP/SPE (Brazilian Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. The main differences between the two criteria are mainly associated with the use of different economic premises and the possibility of considering as reserves, under the ANP / SPE criterion, the volumes expected to be produced beyond the contractual term of concession in the fields of Brazil, according to the technical regulation of ANP reserves.

According to the definitions prescribed by the SEC, proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscientific and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods, and government regulation. Proved reserves are subdivided into developed and undeveloped reserves.

Proven developed reserves are those that can be expected to recover: (i) through existing wells, with existing equipment and operating methods, or in which the cost of necessary equipment is relatively lower when compared to the cost of a new well; or (ii) through the equipment and extraction infrastructure installed, in operation at the time of the reserve estimate, if the extraction is done by means that do not involve a well.

Although the Company understands that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

Other information about reserves is presented in the supplementary information about oil and natural gas exploration and production activities..

15

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
a)	Impacts of oil and gas reserves on depreciation, depletion and amortization

Estimates of proven reserve volumes used in the calculation of depreciation, depletion and amortization rates, in the units produced method, are prepared by specialized company professionals, in accordance with the definitions established by the SEC. Reviews of developed and undeveloped proved reserves have a prospective impact on the depreciation, depletion and amortization amounts recognized in profit or loss and the book values of oil and natural gas assets.

Therefore, considering all other variables being constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

Notes 25 provides more detailed information on depreciation and depletion.

b)	Impacts of oil and gas reserves on impairment testing

For the calculation of the recoverable value of assets linked to the exploration and development of oil and natural gas production, the estimated value in use is based on proven reserves and probable reserves in accordance with the criteria established by ANP / SPE.

Further information on impairment testing is presented in note 27.

c)	Impacts of oil and gas reserves on decommissioning costs estimates

The estimate of the moment when decommissioning costs for are realized is based on the depletion period of proven reserves according to the criteria established by ANP / SPE. Revisions to reserve estimates that imply changes in the depletion period may affect the provision for dismantling areas.

d)	Impacts of oil and gas reserves on highly probable future exports subject to cash flow hedge accounting

The Company estimates highly probable future exports in accordance with future exports forecasted in the scope of its Strategic Plan projections, which are driven by proved and probable reserves estimates. Changes in such estimates may impact future exports forecasts and, consequently, hedge relationship designations may also be impacted.

4.2.	Main assumptions for impairment testing

Impairment testing involves uncertainties mainly related to its key assumptions: average Brent prices and Brazilian real/U.S. dollar average exchange rate. These assumptions are relevant to virtually all of the Company’s operating segments and a significant number of interdependent variables are derived from these key assumptions and there is a high degree of complexity in their application in determining value in use for impairment tests.

The markets for crude oil and natural gas have a history of significant price volatility and although prices can drop precipitously, industry prices over the long term tends to continue being driven by market supply and demand fundamentals.

Projections relating to the key assumptions are derived from the Business and Management Plan. These assumptions are consistent with market evidence, such as independent macro-economic forecasts, industry and experts’ evaluations. Back testing analysis and feedback process in order to continually improve forecast techniques are also performed.

The Company’s oil price forecast model is based on a nonlinear relationship between variables reflecting market supply and demand fundamentals. This model also takes into account other relevant factors, such as historical idle capacity, industry costs, oil and gas production forecasted by specialized firms, the relationship between the oil price and the U.S. dollar exchange rate, as well as the impact of OPEC on the oil market.

The Real/U.S. dollar exchange rate projections are based on econometric models that take into account long-term assumptions involving observable inputs, such as country risk, commodity prices, interest rates and the value of the U.S. Dollar relative to a basket of foreign currencies (U.S. Dollar Index – USDX).

Changes in the economic environment can generate changes in assumptions and, consequently, the recognition of losses due to devaluation (or reversals of loss) in certain assets or CGUs, since, for example, the price of Brent directly impacts sales revenues and refining margins of the company, while the exchange rate of the US Dollar against the Real essentially impacts investments and operating expenses.

16

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Changes in the economic and political environment may also result in higher country risk projections that would increase discount rates for impairment testing.

Reductions in the future prices of oil and natural gas, which are considered to be a long-term trend, as well as negative effects resulting from significant changes in the volume of reserves, the expected production curve, lifting costs or discount rates, as well as decisions on investments that result in the postponement or interruption of projects may be indications of the need to perform asset impairment tests.

The recoverable amount of certain assets may not substantially exceed their book values and, for this reason, it is reasonably possible that impairment losses will be recognized in these assets in the coming years due to the observation of a different reality in relation to the assumptions made, as explained in note 27.

4.3.	Definition of cash-generating units for impairment testing

This definition involves judgments and evaluation by Management, based on its business and management model. Changes in CGUs may occur due to the review of investment, strategic or operational factors that may result in changes in the interdependencies between assets and, consequently, in the aggregation or disaggregation of assets that were part of certain CGUs, which may generate additional losses or reversals in assets recoveries. The level of asset breakdown in CGUs can reach the limit of assets being tested individually. The definitions adopted are as follows:

a)	Exploration and Production CGUs:

i) Oil or gas production field or pole: composed of a set of assets linked to the exploration and development of the production of a field or a pole (set of two or more fields) in Brazil or abroad. As of December 31, 2020, the CGUs in the Exploration and Production segment in Brazil totaled 132 fields and 30 poles. Changes in the CGUs in the E&P segment are presented in note 27. The drilling rigs are not associated with any CGU and are individually tested for recoverability..

b)	Refining, transportation and marketing CGUs:

i) Refining, transportation and marketing CGU: set of assets that comprise the refineries, terminals and pipelines, as well as the logistics assets operated by Transpetro, with the combined and centralized operation of the logistics and refining assets, with the common aim of serving the market at the lowest global cost and, above all, the preservation of the strategic value of the set of assets in the long term. The operational planning is done in a centralized way and the assets are not managed, measured or evaluated by their isolated individual economic and financial result. Refineries do not have the autonomy to choose the oil to be processed, the mix of oil products to be produced, the markets to which they are destined, which portion will be exported, which intermediaries will be received and the sales prices of the products. Operational decisions are analyzed using an integrated model of operational planning to serve the market, considering all production, import, export, logistics and inventory options and seeking to maximize the company's overall performance. The decision on new investments is not based on the individual assessment of the asset where the project will be installed, but on the additional result for the CGU as a whole. The model that supports all planning, used in the technical and economic feasibility studies of new investments in refining and logistics, seeks to allocate a certain type of oil, or mix of oil products, to define the service to markets (area of influence), aiming at the best results for the integrated system. Pipelines and terminals are complementary and interdependent parts of refining assets, with the common aim of serving the market.

ii) CGU Comperj – assets related to Comperj First Refining Unit. Only the utilities module is under construction, the necessary infrastructure to meet the UPGN of the integrated route 3 project. Assets are tested separately;

iii) CGU Second Refining Unit of RNEST – assets of the second refining unit at the Abreu e Lima Refinery and associated infrastructure, tested separately;

iv) Transportation CGU: comprises assets relating to Transpetro’s fleet of vessels. In 2020, Cartola and Ataulfo Alves vessels were excluded from the CGU due to the end of their operations. These vessels began to be tested separately;

v) PANAMAX CGU: comprises three Panamax class vessels under construction (EI-512, EI-513 and EI-514);

vi) Comboios - Hidrovia CGU: comprises the fleet of vessels of the Hidrovia project (transportation of ethanol along the Tietê River) that are under construction.

vii) SIX CGU: shale processing plant; and

viii) Other CGUs: assets abroad valued at the smallest identifiable group of assets that generates cash inflows independent of cash inflows from other assets or other groups of assets.

17

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

c)Gas & Power CGUs:

i) Natural gas CGU: comprises natural gas pipelines, natural gas processing plants, consolidating the purchase, transportation and treatment of natural gas segments, in order to enable the commercialization of natural gas and its liquids (LPG, NGL and ethanol). During 2020, management decided to stop the operations of UPGN Atalaia, which will be tested separately;

ii) Nitrogenated Fertilizer Units CGUs: fertilizer and nitrogen plants, tested separately.

iii) Power CGU: comprises the thermoelectric power generation plants.

iv) Termocamaçari CGU: assets of UTE Termocamaçari, tested separately due to the lack of prospects for future operations.

v) Other CGUs: assets abroad valued at the smallest identifiable group of assets that generates cash inflows independent of cash inflows from other assets or other groups of assets.

d)Biofuels CGUs:

i) Biodiesel CGU: set of assets that make up the biodiesel plants. The definition of the CGU, with joint assessment of the plants, reflects the process of planning and carrying out production, considering the conditions of the national market and the supply capacity of each plant, as well as the results achieved in auctions and the supply of raw materials; and

ii) Quixadá CGU: Quixadá-CE Biodiesel Plant, tested separately, due to the decision to close its operations.

Further information on impairment of assets is presented in note 27.

4.4.	Pension and other post-retirement benefits

The actuarial obligations and costs related to defined benefit pension and health care post-retirement plans are computed based on several economic and demographic assumptions, of which the most significant are:

•	Discount rate: comprises the projected inflation curve based on the market plus real interest calculated through an equivalent rate that combines the maturity profile of pension and health obligations with the future return curve of the Brazilian government's longer-term bonds; and
•	Rate of change in medical and hospital costs - premise represented by the projected growth rate of medical and hospital costs, based on the history of disbursements for each individual (per capita) of the company in the last five years, which is equal to the rate of inflation of the economy within 30 years.

These and other estimates are reviewed annually and may differ from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 19.

4.5.	Estimates related to contingencies and legal proceedings

The Company is defendant in arbitrations and in legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its business, and makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments from legal advisors and on the management’s assessment.

These estimates are performed individually, or aggregated if there are cases with similar characteristics, primarily considering factors such as assessment of the plaintiff’s demands, consistency of the existing evidence, jurisprudence on similar cases and doctrine on the subject. Specifically for actions of outsourced employees, the Company estimates the expected loss based on a statistical procedure, due to the number of actions with similar characteristics.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes on the existing evidences can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

Note 20 provides further detailed information about contingencies and legal proceedings.

18

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
4.6.	Decommissioning costs estimates

The Company has legal obligations to remove equipment and restore onshore and offshore areas at the end of operations, the latter being the most significant. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation. The accounting recognition of these obligations must be at present value, using a risk-free discount rate, adjusted to the company's credit risk. Due to the long periods until the abandonment date, variations in the discount rate, however small they may be, can cause large variations in the recognized amount.

These estimates require performing complex calculations that involve significant judgment since: i) the obligations are long-term; ii)the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events actually occur; and iii) technologies and asset removal costs are constantly changing, along with environmental and safety regulations.

The Company is constantly conducting studies to incorporate technologies and procedures to optimize the process of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

Note 21 provides further detailed information about the decommissioning provisions.

4.7.	Deferred income taxes

The Company makes judgments to determine the recognition and the amount of deferred taxes in the financial statements. Deferred tax assets are recognized if it is probable that future taxable profits will exist. The determination of the recognition of deferred tax assets requires the use of estimates contained in the Strategic Plan for the Petrobras Group, which is annually approved by the Board of Directors. This plan contains the main assumptions that support the measurement of future taxable profits, which are: i) brent oil price; ii) exchange rate; iii) net financial result.

Changes in deferred tax assets and liabilities are presented in note 17.

4.8.	Cash flow hedge accounting involving the Company’s future exports

The calculation of “highly probable future exports” is based on the exports provided for in the current Strategic Plan, representing a portion of the projected values for export revenue. The value estimated as highly probable is obtained considering the future uncertainty about the price of oil, oil production and demand for products in a model of optimization of the company's operations and investments, in addition to respecting the historical profile of exported volume in relation to total oil production. The values of future exports are recalculated for each change of premise in the projection of the Strategic Plan (PE). The methodology used for its calculation and the respective parameters are reassessed at least once a year.

Other information and sensitivity analysis of cash flow hedge accounting involving the Company’s future exports is disclosed in note 38.

4.9.	Write-off – overpayments incorrectly capitalized

As described in note 23, in the third quarter of 2014, the Company developed an estimation methodology and wrote off R$ 6,194 of capitalized costs representing the estimated amounts that Petrobras had overpaid for the acquisition of property, plant and equipment.

The Company has continuously monitored the results of the Lava Jato investigation and the availability of other information related to the scheme of improper payments. In preparing the financial statements for the year ended December 31, 2020, the Company has not identified any additional information that would impact the adopted calculation methodology and consequently require additional write-offs.

4.10.	Expected credit losses on financial assets

The provision for expected credit losses (PCE) for financial assets is based on assumptions of default risk, determination of the occurrence or not of a significant increase in credit risk, a recovery factor, among others. To this end, the company uses judgments on these premises, in addition to information on late payments and assessments of the financial instrument based on external risk classifications and internal assessment methodologies.

19

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
4.11.	Leases

The company uses incremental rates on company loans to discount cash flows from lease payments whose implied rates cannot be determined immediately. Incremental rates are estimated based on corporate funding rates (obtained from the yields - yields - of securities issued by Petrobras), which take into account the company's risk-free rate and credit risk premium, adjusted to reflect the specific conditions and characteristics of the lease, such as the risk of the country's economic environment, the impact of guarantees, the currency, the term and the start date of each contract.

4.12.	Uncertainty over Income Tax Treatments

Uncertainties over income tax treatments represent the risks that the tax authority does not accept a certain tax treatment applied by the Company. The Company estimates the probability of acceptance of an uncertain tax treatment by the tax authority based on technical assessments by its legal advisors, considering precedent jurisprudence applicable to current tax legislation, which may be impacted mainly by changes in tax rules or court decisions which may affect the analysis of the fundamentals of uncertainty.

20

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
5.	New standards and interpretations
5.1.	International Accounting Standards Board (IASB)

The main standards issued by the IASB that have not yet come into force and have not been adopted by the company before December 31, 2020.

Standard	Description	Effective on
Interest Rate Benchmark Reform – Phase 2. Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.	The regulatory changes are related to the reform of the benchmark interest rates (IBOR) resulting from the recommendations established in the report of the Financial Stability Board (FSB). The amendments establish new requirements on: basis for determining the contractual cash flows of financial assets and liabilities measured at amortized cost under the scope of IFRS 9, lease liabilities; hedge accounting; and disclosures.	January 1, 2021, retrospective application with certain exceptions. .
Annual Improvements to IFRS® Standards 2018–2020.	The amendments change requirements related to: subsidiary as an initial IFRS adopter (IFRS 1-First-time Adoption of International Financial Reporting Standards); rates to be considered to assess the derecognition of a financial liability (IFRS 9-Financial Instruments); and cash flows for taxation when measuring fair value (IAS 41-Agriculture). Additionally, the amendments change a certain illustrative example contained in IFRS 16-Leases..	January 1, 2022, prospective application.
Reference to the Conceptual Framework - Amendments to IFRS 3	The amendments update a certain reference in IFRS 3 to the most recent conceptual framework, as well as include additional requirements related to obligations under the scope of pronouncements IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and IFRIC 21-Levies. In addition, the amendments provide that the buyer should not recognize contingent assets acquired in a business combination.	January 1, 2022, prospective application.
Onerous Contracts—Cost of Fulfilling a Contract - Amendments to IAS 37	Establishes changes in IAS 37-Provisions, Contingent Liabilities and Contingent Assets to clarify what comprises the costs of fulfilling a contract to assess whether a contract is onerous.	January 1, 2022.
Property, Plant and Equipment: Proceeds before Intended Use - Amendments to IAS 16

Amendments to IAS 16-Property, Plant and Equipment prohibit deducting from the cost of property, plant and equipment the amounts received for the sale of items produced prior to placing the asset in the location and condition necessary for it to be able to function as intended by management

.

January 1, 2022, retrospective application with certain exceptions.
Classification of Liabilities as Current or Non-current - Amendments to IAS 1	The amendments in IAS 1-Presentation of Financial establish requirements for the classification of a liability as current or non-current	January 1, 2023, retrospective application
IFRS 17 – Insurance Contracts e Amendments to IFRS 17 Insurance Contracts	IFRS 17 replaces IFRS 4-Insurance Contracts and establishes the requirements that must be applied in the recognition and disclosure related to insurance and reinsurance contracts.	January 1, 2023, retrospective application, with certain exceptions

Petrobras and its subsidiaries have debts indexed to Libor, the value of which corresponds to approximately 32% of their total financial indebtedness.

In order to be prepared for the transition of the IBORs, the company is monitoring the authorities' statements, as well as the measures that have been adopted, aiming at the adaptation of the various financial instruments to the new benchmarks.

In this way, Petrobras anticipates regulatory and financial market changes, in addition to preparing to make any adjustments to contracts, processes and systems that may be necessary.

As for the amendments and regulations listed above, which will come into effect as of January 1, 2022, the company is evaluating the effects of the initial application on its consolidated financial statements.

5.2.	Accounting Pronouncement Committee - Comitê de Pronunciamentos Contábeis (CPC)

The CPC issues pronouncements and interpretations considered to be analogous to IFRS, issued by the IASB. The IFRS amendments contained in item 5.1 were not issued by the CPC until December 31, 2020.

21

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
6.	Context, resilience measures and impacts of the COVID-19 pandemic

6.1 Context

In January 2020, China reported having identified a new variant of coronavirus, causing the disease COVID-19, which was spreading quickly in its population. On March 11, 2020, COVID-19 was a declared a pandemic by the World Health Organization (WHO). Social isolation measures arising from this pandemic affected the global economic environment, reducing the demand for oil and its oil products and triggering a shock in the oil and gas industry.

In early April, member countries and non-members of the Organization of Petroleum Exporting Countries and their allies (OPEC +) announced a new agreement whereby the combined production of the participants would be reduced by 9.7 MM bpd (barrels of oil day) for the months of May and June, after oil prices, in March and April, showed a sharp reduction in quotations, reaching the lowest price of the year in mid-April (US$ 19.33/bpd). In July 2020, at a new meeting, OPEC decided not to change the planned schedule for implementing the combined production cuts, maintaining for July the reduction of 9.7 MM bpd (barrels of oil day) and 7.7 MM bpd as of August, remaining at this level until December 2020. On December 3, 2020, the entity decided that the member countries of the organization increase their production by 500 thousand barrels per day per month starting in January 2021. In addition, successive and gradual increases in oil production may occur in the months later. With the new agreement, the production cut will be 7.2 million bpd from January 2021.

The adversity in the global scenario caused the company to revise its top metric of indebtedness contained in the Strategic Plan 2020-2024, replacing the indicator of net debt / EBITDA by the indicator of gross debt. The approved gross debt target for 2020 was US$ 87 billion, the same level as that of 2019, being overtaken in the third quarter of 2020, mainly by prepaying loans and repurchasing and redeeming securities in the international capital market.

Aware of the global crisis, the company also revised some key assumptions such as price, exchange rate and demand, because the short, medium and long term planning scenarios for these assumptions were no longer compatible with those approved in the Strategic Plan 2020-2024, reflecting directly in the financial statements of the first quarter of 2020.

The regular monitoring of projections of its reference price assumptions throughout 2020, in view of realized prices and the external environment, signaled changes in market conditions, such as the recovery in the price of Brent oil and the strong devaluation of the Real against the Dollar , leading the company to incorporate in its Strategic Plan 2021-2025, approved in November 2020, a review of the short and medium term trajectory, but maintaining the convergence of Brent oil price to US$ 50 per barrel in the long term, such as the projections made for the preparation of the financial statements for the first three quarters of 2020.

6.2	Resilience measures

The company, in line with the recommendations of the WHO and the Ministry of Health, announced measures to preserve the health of its employees and support in the prevention of contagion in its operational and administrative areas, including work in the home office, for all activities that can be carried out remotely, temporary change of work shifts in face-to-face operations aiming to reduce the number of professionals circulating, strict cleaning of workplaces, distribution of face protection masks, massive testing, tracking of suspected and confirmed cases, pre-shipment isolation , pre-shipment health monitoring and before shifts start, health assessment with body temperature measurement and pre-shipment testing for oil platforms and periodically at land units, in addition to health monitoring, access to telemedicine services for employees, continuous risk assessment and cooperation with society.

The Brazilian governmental authorities, in turn, implemented a series of measures to face the collateral economic effects imposed by the current pandemic, highlighting: Federal Government measures - (i) PIS and Cofins and Social Security-Companies’ Contribution - had the due amounts of competencies from March to May 2020 deferred for collection in August, October and November 2020, respectively; (ii) FGTS - had the collection of the amounts from March to May deferred in six equal installments to be paid from July to December 2020; (iii) System S - 50% reduction in rates from April to June 2020; and (iv) IOF Credit - reduction from 3% to zero in certain operations carried out from April to November and the second half of December 2020; and State of Pernambuco - (v) VAT tax rate on import of fuel (from April to December 2020) - deferral of up to 30 days.

As a result of the abrupt reduction on the demand and prices of oil and fuel, the Company adopted a set of measures aiming at reducing costs, postponing cash outflows and optimizing its working capital, in order to ensure its financial strength and resilience of its businesses. The main measures are:

•	disbursement of committed credit lines (Revolving Credit Lines) in the total amount of US$ 8 billion, as well as two new lines of R$ 3.5 billion. In the third quarter of 2020, there was a total prepayment of credit lines committed abroad in the amount of US$ 7.6 billion (note 34). With the prepayment, these resources were available for new withdrawals;
•	postponement of the payment of the remaining dividends, calculated based on the annual result of 2019, paid on December 15, 2020, updated by SELIC;

22

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
•	postponement of judicial deposits to 2021, in particular of a tax nature;
•	reduction and postponement of expenses with human resources, with emphasis on: (i) postponement of payment for the 2019 Performance Award Program, the payment of which occurred in December 2020; (ii) postponement of the payment of 30% of the total monthly remuneration from April to June 2020 of the Board of Directors, President, Directors, Executive Managers and General Managers and between 10% to 30%, of the monthly remuneration of other employees with a bonus function. These remunerations were paid in September 2020; and (iii) temporary change from shift and alert systems to administrative regime until December 31, 2020, being reassessed monthly or at an earlier date depending on the return to operational work;
•	reduction of capital expenditures scheduled for 2020 from US$ 12 billion to US$ 8.1 billion, mainly due to the postponement of exploratory activities of interconnection of wells and construction of production, refining facilities and the depreciation of the Brazilian real against the U.S. dollar;
•	reduction of 200 thousand bpd (barrels of oil per day) of oil production from April 2020 (included the reduction of 100 thousands bpd announced in the end of March 2020), and a reduction in the utilization factor of refineries from 79% to 60% that contributed to the maintenance of reasonable clearance in the storage capacity, consequently avoiding the adoption of costly measures such as the chartering of ships to store liquids. However, with the evolution of the demand for our products performing better than expected, the Company opted for the gradual return to the previous level of average oil production, accompanied by an increase in the utilization factor of the refining facilities;
•	reduction in operating expenses with an additional decrease of US $ 2 billion, highlighting: (i) hibernation of platforms operating in shallow water fields, with higher extraction costs per barrel, which, due to the fall in oil prices, started to have negative cash flow; (ii) lower expenses with interventions in wells and optimization of production logistics; and (iii) postponement of new relevant contracts for a period of 90 days, from April to June 2020;
•	negotiation efforts with suppliers resulted in a postponement of disbursements and reductions in the order of R$ 7.3 billion in 2020, including contract / order cancellations, scope reduction and price reduction. Deferred payments will be paid over the course of 2021 and may include financial charges, according to individual negotiations with suppliers.

Due to the structural reduction in the demand for natural gas in the entire Brazilian market due to the pandemic and the consequent declaration of Force Majeure by its customers (local natural gas distributors), Petrobras notified Force Majeure in the contracts for the purchase of natural gas related to the Manati field (GSA) and the purchase of Bolivian imported natural gas with YPFB (GSA Bolivia), as provided for in the contract. With this, the company mitigated the effects of the Force Majeure on this contract (GSA) and reduced potential controversies, as well as avoided payments related to the take-or-pay obligation. From September 2020, with the resumption of consumption in the non-thermoelectric market, for contracts that no longer met the legal and contractual requirements for the characterization of the Force Majeure, their normal supply conditions were resumed;

Despite the challenging context imposed by COVID-19, the company achieved the following results in the year ended December 31, 2020: (i) increase in the average production of oil, NGL and natural gas; (ii) reaching monthly production records in Búzios; (iii) record exports of oil and fuel oil with low sulfur content; (iv) record production and sale of low-sulfur S-10 diesel; (v) production of new gasoline with higher octane; and (vi) reduction in dollar indebtedness, in addition to improved risk perception, with the issue of 10-year bonds with the lowest yield in Petrobras' history.

As a consequence of the implementation of the measures described above and of the results achieved, the company believes that it has adequate resources to continue its operations in the short term and, therefore, the going concern assumption was applied in the preparation of these financial statements.

6.3Effects on financial statements

The impacts of COVID-19 and the change in the economic environment were considered in the preparation of these financial statements. Information on the relevant estimates and judgments, which require a high level of judgment and complexity in their applications and which may materially affect the company's financial situation and results, are disclosed in note 4.

The result of the review of the premises, whether the review is applied to the financial statements of the first quarter of 2020, such as that resulting from the Strategic Plan 2021-2025, approved in November 2020, and others arising from COVID-19, are presented below:

•	the price of oil and expectations about the growth of the world economy, notably from the end of the 1st quarter of 2020, suffered a consistent decline, as well as the global demand for derivatives was also severely affected in this period, leading the company to anticipate the approval of a new set of assumptions compared to those approved in the Strategic Plan (PE) of 2020-2024, as well as taking the decision to hibernate non-resilient mature fields in the face of this new scenario. As a result, impairment losses on assets were recognized in the first quarter of 2020 in the amount of R$ 65 billion. At the end of 2020, the company approved its Strategic Plan 2021-2025, revised its reserves by incorporating and updating new production curves, reviewed its project portfolio, made updated estimates on economic assumptions, among others. In this context, losses in the recoverability of assets, recorded in the first quarter, were partially offset, totaling a net loss in fiscal year 2020 of R$ 34 billion (note 27);

23

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
•	the expected export values and consequently the highly probable export values were impacted by the effects arising from the oil price war and by COVID-19. Thus, the values of exports, whose exchange variations were designated in hedge relationships for the months of April to December 2020 and August to December 2021, were no longer foreseen and there was a significant increase in the company's dollar x Real exchange exposure on March 31, 2020. During the review of the Strategic Plan 2021-2025, approved in November 2020, there was an increase in expected exports, and consequently in highly probable exports, but not in an amount equal to or higher than the debt instruments and lease liabilities subject to designation as protection instruments. Thus, the significant increase in foreign exchange exposure (Dollar x Real), verified over the quarters, remained on December 31, 2020, ending the year with a negative position. In 2020, the amount of R$ 2,554 was reclassified from shareholders’ equity to the statement of income, mainly in the first quarter of 2020 (note 38.3);
•	inventories adjusted to net realizable value, mainly from the first quarter of 2020, of R$ 1.5 billion (note 15);
•	the recognition of expected credit losses (PCE) in financial assets, which are not measured at fair value through profit or loss, followed the consistent criterion throughout the year based on the company's expectations of a prolongation of the current economic effects generated for combating COVID-19. For financial assets whose counterparties had ratings published by risk agencies, where the notes already reflected the effects of the pandemic, the information disclosed by such agencies was used to calculate the PCE. For other financial assets, in general, the expected effects of COVID-19 were incorporated into the PCE by identifying the deterioration in the probability of default based on observable data that considered the debtor's stratification by area of operation, type of product and region. No relevant effects were identified that would impact the financial statements for the year 2020 (note 14.3);
•	deferred tax credits were recognized based on the projected taxable profit for subsequent years (note 17);
•	with the approval of the Strategic Plan 2021-2025, new estimates of reserve volumes were incorporated, reflecting the review over portfolio projects, the technical uncertainties and the price and cost assumptions adjusted in the new Plan compared to those revised in the previous planning. Thus, the estimates for the provision for the dismantling of the company's areas generated an increase of R$ 29.3 billion on December 31, 2020 (note 21);
•	there were no changes in assumptions in the recognition of revenue contracts with customers. The expectation of the customer's completion of the obligation remains at the maturity of each transaction, classified as highly probable. The clients did not indicate their intention to breach or revise the signed contractual terms and conditions;
•	in the scope of the company's legal litigation, there are no cases related to COVID-19 with a risk of financial disbursement that directly impact the financial statements as of December 31, 2020. However, the company became aware of some public civil actions in the labor field brought by unions, whose objects are related to the crisis of the new coronavirus and the Resilience Plan to reduce expenses. Such actions represent obligations to do and are divided into three groups, basically questioning: (i) two temporary measures to contain personnel expenses contained in the Resilience Plan; (ii) sufficiency of the preventive measures against the spread of COVID-19 and the criterion for removing people from the risk group; and (iii) the union's participation in the Organizational Response Structure (EOR). The company is taking the appropriate legal measures for each case and the best estimate at the moment, when there is still no merit decision at first instance, is that the likelihood of loss is not probable.
•	the reduction in the company's activity level, especially in the first semester of 2020, resulted in expenses of R$ 1,595 in 2020, recorded in other operating expenses, being R$ 495 related to the lower processing in the refineries and effect in the Gas and Energy plants, and R$ 1,100 due to rigs and platforms without schedule.

7.	Capital management

The company's capital management aims to return its capital structure to adequate levels, aiming at the continuity of its business and the increase in value for shareholders and investors. The company's main sources of funds have been its operating cash generation and divestments.

One of the five pillars of the 2021-2025 Strategic Plan is the reduction of the cost of capital through debt management and with a trajectory of reduced leverage. The financial strategy also aims to mitigate risks by actively managing liabilities, maximizing shareholder return and optimizing working capital.

24

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Gross debt (composed of financial debt and lease liabilities, current and non-current) is one of the main metrics for the company, allowing Petrobras to monitor its indebtedness, which management considers essential to increase competitiveness with peers, reducing our cost of capital. The company's goal for 2021 is to reduce gross indebtedness to US$ 67 billion and the Shareholder Remuneration Policy states that, if gross indebtedness is less than US$ 60 billion, the amount planned for 2022, the company may distribute to its shareholders 60% of the difference between operating cash flow and investments in capital goods, according to note 36.

In 2020, the company reduced its gross debt by US$ 11,583 million, ending the year with US$ 75,538 million and US$ 12,370 million in cash, exceeding the target of US$ 87.1 billion. In addition, it reduced net debt by US$ 15,693 million, reaching US$ 63,168 million and extended the average debt maturity from 10.8 years in 2019 to 11.71 years in 2020. However, gross and net debt in Reais increased 12% and 3%, respectively, due to the devaluation of the Real against the dollar, as shown in the following table:

	Consolidated
	In millions of US$
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Total debt (Financings and Leases)	75,538	87,121	392,548	351,161
Cash and cash equivalents + Government securities and time deposits (maturity of more than 3 months)	12,370	8,260	64,280	33,294
Net debt	63,168	78,861	328,268	317,867

The strong generation of operating cash of R$ 148,106 (US$ 28,890 million) was fundamental to the reduction of indebtedness in the year, in addition to the divestments of R$ 10,212 (US$ 1,997 million).

These measures are not defined according to international accounting standards - IFRS and should not be considered in isolation or as a substitute for the metrics of income, indebtedness and operating cash flow under IFRS, nor be a basis for comparison with other companies' indicators.

8.	Cash and cash equivalents and Marketable securities

8.1.	Cash and cash equivalents

Include cash at bank and in hand, available bank deposits and highly liquid short-term investments, maturing in up to three months, counting from the date of the original contract, readily convertible into a known cash amount and with an insignificant risk of change in value.

	Consolidated		Parent Company
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Cash at bank and in hand	2,868	2,306	29	82
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	13,469	6,849	3,206	1,738
Other investment funds	143	16	4	5
	13,612	6,865	3,210	1,743
- Abroad
Time deposits	13,376	27	−	−
Automatic investing accounts and interest checking accounts	29,274	18,622	1,941	2,497
Other financial investments	1,726	1,894	−	−
	44,376	20,543	1,941	2,497
Total short-term financial investments	57,988	27,408	5,151	4,240
Total cash and cash equivalents	60,856	29,714	5,180	4,322

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

The main funds generated were substantially provided by cash from operating activities of R$ 148,106, proceeds from divestments of R$ 10,212 and a set of measures to reduce cash outflows and preserve cash in this scenario of uncertainty of the pandemic, in order to reinforce its financial strength and resilience of the company’s businesses. The exchange rate effect on the balances of cash and cash equivalents resulting from investments abroad was R$ 8,323.

25

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The main use of these funds in the period ended December 31, 2020 were for debt service obligations, net of proceeds from financing through the offering of securities in the international market, including pre-payment of debts in the national and international banking market, repurchase and redemption of securities in the international capital market and lease payments totaling R$ 94,659 and realization of investments in the amount of R$ 35,286.

Accounting Policy

They represent cash at bank and in hand, bank deposits available and short-term investments with high liquidity, maturing in up to three months, counting from the date of the original contract, readily convertible into a known amount of cash and with an insignificant risk of change in value.

8.2.	Marketable securities
						Consolidated		Parent Company
			12.31.2020			12.31.2019	12.31.2020	12.31.2019
	Brazil	Abroad	Total	Brazil	Abroad	Total	Total	Total
Fair value through profit or loss	3,388	−	3,388	3,528	−	3,528	2,963	3,200
Fair value through other comprehensive income	−	−	−	28	−	28	−	28
Amortized cost	227	36	263	180	76	256	226	180
Total	3,615	36	3,651	3,736	76	3,812	3,189	3,408
Current	3,388	36	3,424	3,528	52	3,580	2,963	3,200
Non-current	227	−	227	208	24	232	226	208

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

Accounting Policy

They are initially measured at fair value and subsequently according to their respective classifications:

Amortized cost: cash flows that constitute the receipt, on specified dates, of principal and interest on the principal amount outstanding and the business model aims to maintain the asset in order to receive its contractual cash flows. Interest income is calculated using the effective interest method.

Fair value through other comprehensive income: securities in which the company has irrevocably elected due to subsequent changes in the fair value of the investment in other comprehensive income;

Fair value through profit or loss: all other securities.

26

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
9.	Sales revenues
9.1.	Revenues from contracts with customers

As an integrated energy company, revenues from contracts with customers derive from different products sold according to our operating segments, taking into consideration specific characteristics of the markets where it operates. For additional information about the operating segments of the Company, its activities and its respective products sold, see note 13.

The determination of transaction prices derives from methodologies and policies based on the parameters of these markets, reflecting operating risks, level of market share, changes in exchange rates and international commodity prices, including Brent oil prices, oil products such as diesel and gasoline, and the Henry Hub Index.

Revenues from sales are recognized at the moment the control is transferred to the client, that occurs upon product delivery or when the service is provided. Billing takes place in periods very close to the delivery and rendering of services, therefore, significant changes in transaction prices are not expected to be recognized in revenue from periods after the satisfaction of the performance obligation, except for some exports in which final price formation occurs after the transfer of control of the products and is subject to variation in the value of the commodity. Sales are made on short receipt terms, so there are no financing components.

In addition, the company acts as an agent mainly in the biofuels business, where there is no control of the biodiesel sold to the distributors at any time during the sale operation. Agency revenues in 2020 totaled R$ 192 (R$ 183 in 2019).

9.2.	Net sales revenues
	Consolidated		Parent Company
	2020	2019	2020	2019
Gross sales	352,660	392,015	333,965	378,389
Sales taxes (*)	(80,591)	(89,770)	(79,972)	(89,233)
Sales revenues	272,069	302,245	253,993	289,156
Diesel	70,984	90,770	70,987	90,770
Automotive gasoline	32,074	38,710	32,074	38,710
Liquefied petroleum gas	17,347	16,400	15,429	14,634
Jet fuel	6,965	15,113	6,965	15,113
Naphtha	8,470	6,579	8,470	6,579
Fuel oil (including bunker fuel)	4,016	4,038	4,024	4,038
Other oil products	13,945	13,453	14,021	13,843
Subtotal oil products	153,801	185,063	151,970	183,687
Natural gas	18,485	23,379	18,337	23,294
Ethanol, nitrogen products and renewables	296	960	174	319
Breakage	2,283	2,539	2,290	2,552
Electricity	5,635	5,196	5,622	5,110
Services, agency and others	4,182	3,692	4,662	4,454
Domestic market	184,682	220,829	183,055	219,416
Exports	80,229	71,612	70,938	69,740
Crude oil	58,692	52,186	47,201	48,986
Fuel oil (including bunker fuel)	17,982	13,161	20,076	14,320
Other oil products and other products	3,555	6,265	3,661	6,434
Sales abroad (**)	7,158	9,804	−	−
Foreign Market	87,387	81,416	70,938	69,740
Sales revenues	272,069	302,245	253,993	289,156
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues from operations outside of Brazil, including trading and excluding exports.

Reduction of sales revenues in the domestic market, mainly by:

•	reduction in the average prices of oil products, especially diesel, gasoline, naphtha and jet fuel, following the reduction in international prices;
•	lower sales volume of oil products (R$ 12,106), with emphasis on:

- jet fuel, due to the restrictions imposed by the pandemic;

- diesel, due to increased sales by importers and restrictions on the transportation of passengers and cargo due to the pandemic, partially offset by commercial actions carried out in 2020;

- gasoline, due to the restrictions on mobility imposed by the pandemic, and the loss of market share, partially offset by commercial actions carried out in 2020; and

27

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

- effects partially offset by higher volumes of naphtha, due to the reduction in direct imports from Braskem, and LPG, due to social isolation, increasing residential consumption of the derivative, and lower temperatures, promoting greater consumption.

•	lower natural gas revenue, due to the reduction in demand from the thermoelectric and non-thermoelectric segments; and
•	lower revenue from fertilizers, influenced by the hibernation of Araucária Nitrogenados S.A. in January 2020.

The higher export revenue reflects the higher volumes of oil exports, due in large part to the greater oil production in Brazil and the retraction of the domestic market, as well as higher volumes of oil products, mainly low sulfur fuel oil. These effects were partially offset by lower prices, following the reduction in international prices.

The reduction in sales revenue abroad mainly reflects the sale of distribution companies in Paraguay and the Pasadena Refinery and the lower volumes sold due to the impact of the pandemic, as well as the lower prices realized, due to the devaluation of international prices.

With the reduction of participation in the share capital of Petrobras Distribuidora - BR, which occurred on July 25, 2019, the company is no longer consolidated. Sales to Petrobras Distribuidora - BR represent more than 10% of the company's total sales, mainly impacting the Refining, Transport and Marketing (RTM) segment.

9.3.	Remaining performance obligations

The company has sales contracts for products or services in force and signed until December 31, 2020, with terms greater than 1 year, where there is established a quantity of goods or services for sales in the next years with their respective payment terms.

The following are the remaining amounts of these contracts at the end of 2020 based on their quantities of goods and services for future sales, as well as prices on the base date of December 31, 2020 or practiced in recent sales when they reflect the information more directly observable:

	Consolidated
	Expected realization within 1 year	Expected realization after 1 year	Total of the contracts
Domestic Market
Gasoline	34,093	−	34,093
Diesel	77,993	−	77,993
Natural gas	22,779	40,872	63,651
Services and others	21,359	22,500	43,859
Naphtha	4,917	19,241	24,158
Electricity	3,703	12,945	16,648
Other oil products	92	−	92
Jet fuel	2,100	−	2,100
Foreign Market		−
Exports	10,002	49,573	59,575
Total	177,038	145,131	322,169

Revenues will be recognized through transfers of goods and services to the respective customers, their values and period of recognition being subject to future demands, variations in the value of commodities, exchange rates and other market factors.

The table above does not include information on contracts with customers with a duration of less than one year, such as sales in the spot market, as well as estimated amounts of variable payments that are restricted, in addition to contracts that only establish general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

Additionally, electricity revenues are substantially due to demands for the generation of thermoelectric energy as required by the National System Operator (ONS), which are impacted by hydrological conditions in Brazil. Thus, the amounts shown in the table above represent mainly fixed amounts receivable due to the availability promised to customers in these operations.

9.4.	Contract liabilities

As of December 31, 2020, the company has R$ 356 (R$ 514 in 2019) in advances related mainly to take and ship or pay contracts, to be offset against future sales of natural gas or the non-exercise of the right by customer, classified as other accounts and expenses payable in current liabilities.

Accounting policy

The Company evaluates contracts with customers that will be subject to revenue recognition and identifies the distinct goods and services promised in each of them.

28

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Performance obligations are promises to transfer to the customer goods or services (or a bundle of goods or services) that are distinct, or series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Revenues are measured based on the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Transaction prices are based on contractually stated prices, reflecting the Company's pricing methodologies and policies based on market parameters.

When transferring a good, that is, when the customer obtains its control, the company satisfies the performance obligation and recognizes the respective revenue, which usually occurs at a point in time upon delivery.

10.	Costs and expenses by nature

10.1.       Cost of sales

	Consolidated		Parent Company
	2020	2019	2020	2019
Raw material, products for resale, materials and third-party services (*)	(64,602)	(81,481)	(62,047)	(80,393)
Depreciation, depletion and amortization	(44,823)	(47,398)	(53,772)	(53,785)
Production taxes	(29,923)	(38,418)	(29,904)	(38,387)
Employee compensation	(8,759)	(12,843)	(6,535)	(10,596)
Total	(148,107)	(180,140)	(152,258)	(183,161)
(*) It Includes short-term leases and inventory turnover.

Cost of sales of R$ 148,107, R$ 32,033 less than in 2019 (R$ 180,140), with emphasis on the following factors:

•	actuarial review of the AMS health care plan regarding the benefit change, with a positive impact in 2020;
•	lower costs with imported products and with government participation, following the reduction in international prices;
•	lower share of imported oil in the feedstock processed at refineries and imported derivatives in the sales mix, with emphasis on diesel and gasoline;
•	lower costs for the acquisition of Bolivian gas, due to the variation in the oil basket, and partners, following the reduction in prices; and;
•	lower costs with operations abroad, due to sales of distribution companies in Paraguay, the sale of Pasadena Refinery and lower international prices.

10.2.       Selling expenses

	Consolidated		Parent Company
	2020	2019	2020	2019
Materials, third-party services, freight, rent and other related costs	(21,297)	(14,549)	(17,647)	(15,855)
Depreciation, depletion and amortization	(2,924)	(2,160)	(2,907)	(2,079)
Allowance for expected credit losses	20	(192)	34	(103)
Employee compensation	(819)	(845)	(401)	(435)
Total	(25,020)	(17,746)	(20,921)	(18,472)

Selling expenses of R$ 25,020, of which R$ 7,274 are higher, reflecting the higher expenses for the use of the gas pipelines of Transportadora Associada de Gás SA (TAG) from the sale in June 2019, an increase in logistics expenses due to the higher volume of exports of oil and oil products, average devaluation of the real against the dollar and the higher cost of the freight tariff, partially offset by the actuarial review of the AMS health care plan regarding the change in benefit, with a positive impact in 2020.

10.3.       General and administrative expenses

	Consolidated		Parent Company
	2020	2019	2020	2019
Employee compensation	(3,813)	(5,621)	(2,720)	(4,603)
Materials, third-party services, rent and other related costs	(1,264)	(2,119)	(787)	(1,518)
Depreciation, depletion and amortization	(448)	(628)	(390)	(559)
Total	(5,525)	(8,368)	(3,897)	(6,680)

29

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

General and administrative expenses of R$ 5,525, of which R$ 2,843 were lower, mainly reflecting the actuarial review of the AMS health care plan regarding the change in benefit co-participation, with a positive impact in 2020, and the lower expenses with salaries and labor charges due to the reduction in the workforce, as well as lower expenses with third-party services.

11.	Other income and expenses
	Consolidated		Parent Company
	2020	2019	2020	2019
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	7,878	−	7,444	−
Results with reimbursements from E&P partnership operations	4,646	1,922	4,646	1,922
Pension and medical benefits – retirees	4,630	(5,391)	4,630	(5,374)
Equalization of expenses - Production Individualization Agreements	3,701	3	3,701	3
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	2,709	23,798	2,918	23,443
Early termination and change on payments of lease agreements (**)	1,389	244	37,778	249
Amounts recovered from Lava Jato investigation	797	874	796	874
Fines imposed on suppliers	475	1,025	456	990
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(225)	(127)	(225)	−
Gains / (losses) on decommissioning of returned/abandoned areas	(1,770)	(637)	(1,770)	(637)
Gains/(losses) with Commodities Derivatives	(1,974)	(1,427)	(1,142)	(890)
Employee Career and Compensation Plan – PCR (*)	(2,240)	(2,550)	(2,040)	(2,427)
Losses related to legal, administrative and arbitration proceedings	(2,627)	(5,953)	(2,189)	(5,719)
Voluntary Separation Incentive Plan – PDV	(5,408)	(791)	(5,250)	(791)
Unscheduled stoppages and pre-operating expenses	(7,436)	(5,208)	(7,154)	(5,044)
Others	150	(1,040)	(1,754)	(940)
Total	4,695	4,742	40,845	5,659
(*) In 2020, in the consolidated, includes a reversal of R$ 434 of the provision constituted in 2019 and R$ 15 referring to the Management Performance Award Program (R$ 429 and R$ 12, respectively, at the parent company).
(**) In 2020, at the parent company, mainly due to the result of contract termination, resulting from the nationalization of PNBV group platforms.

The main factors of the variation in relation to 2019 were:

•	gain arising from the favorable and definitive decision to exclude VAT Tax from the PIS / COFINS tax base in 2020;
•	greater gains from reimbursement with operations in E&P partnerships;
•	actuarial review of the AMS health care plan regarding the change in benefit, mainly inactive employees;
•	higher revenue from equalization of expenses with Volume and Expenses Equalization Agreements (AEGV) of the shared deposits of Tupi, Sépia and Atapu;
•	lower net gains on disposal and write-off of assets, basically due to the sale of TAG in 2019;
•	greater gain from early termination and changes in lease payments;
•	lower provision for losses and contingencies with lawsuits, mainly due to: i) lower loss related to the arbitration of quota holders of Sete Brasil, compared to the provision for loss in 2019; ii) lower provision for loss related to environmental damage occurred in the State of Paraná - OSPAR (Oleoduto Santa Catarina - Paraná); iii) reversal of provision for loss related to the SERGAS concessionaire in the first quarter of 2020, due to the agreement approved between the company, SERGAS and the state of SE related to lost profits claimed by SERGAS; iv) partially offset by provisions for losses realized in 2020, with emphasis on: i) fine related to the accessory obligation of VAT tax; ii) provision related to the agreement with Technip agreement related to the engineering contract signed for the execution of the RPBC diesel portfolio;
•	higher provisions related to the Voluntary Termination Plan (PDV), due to the greater number of subscribers and updating of the provisions resulting from the increase in the indemnity amount; and
•	higher expenses with unscheduled stoppages and pre-operating expenses.

30

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
12.	Net finance income (expense)
	Consolidated		Parent Company
	2020	2019	2020	2019
Finance income	2,821	5,271	2,940	5,589
Income from investments and marketable securities (Government Bonds)	1,017	2,212	313	611
Gains from signed agreements (electric sector)	−	310	−	310
Interests on oil and alcohol accounts	417	35	417	35
Finance income FIDC-NP	−	−	1,802	2,705
Others	1,387	2,714	408	1,928
Finance expenses	(31,108)	(27,878)	(35,692)	(32,626)
Interest on finance debt	(18,507)	(19,060)	(23,655)	(20,514)
Unwinding of discount on lease liabilities	(6,806)	(5,973)	(12,543)	(12,670)
Discount and premium on repurchase of debt securities	(6,139)	(3,380)	−	−
Capitalized borrowing costs	4,805	5,250	4,754	5,193
Unwinding of discount on the provision for decommissioning costs	(3,251)	(3,128)	(3,235)	(3,127)
Others	(1,210)	(1,587)	(1,013)	(1,508)
Foreign exchange gains (losses) and indexation charges	(21,297)	(11,852)	(47,037)	(13,175)
Foreign Exchange (*)	(6,834)	(253)	(33,460)	(2,819)
Expenses (*)	(24,308)	(12,397)	(23,480)	(11,170)
Pis and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation	8,886	−	8,697	−
Others	959	798	1,206	814
Total	(49,584)	(34,459)	(79,789)	(40,212)
(*) For more information, see notes 38.3.c and 38.3.a.

Higher negative net financial result compared to 2019, mainly due to:

•	Increase in net financial expenses, with emphasis on: (i) higher costs with goodwill on the repurchase of debt securities in the capital market; (ii) lower gains from financial investments and government bonds; (iii) reduction in interest income from accounts receivable from the electricity sector, due to the sale of receivables; (iv) lower revenues from financial updates on judicial deposits; (v) lower capitalized financial charges, reflecting the lower average capitalization rate, partially offset by the slight increase in the average balance of assets under construction; (vi) gains with agreements signed related to the electricity sector in 2019; and (vii) negative goodwill expenses related to prepayment of receivables from the electricity sector.
•	Larger negative monetary and exchange variation caused by: (i) greater reclassification of the accumulated negative exchange variation in shareholders’ equity to the statement of income from the realization of hedged accounting exports, including an additional loss, recorded mainly in the first quarter of 2020, on account exports that are no longer expected; (ii) higher expenses with exchange variation of Real x U.S. dollar, largely reflecting the 28.9% devaluation of the real in 2020 against the dollar on the company's foreign exchange exposure; and (iii) higher expenses with U.S. dollar x Euro exchange variation, due to the 9.2% devaluation of the dollar against the euro on a passive exposure in 2020, compared to the 1.9% appreciation in the previous year, partially offset by the lower loss resulting from derivative transactions (NDF). These effects were offset by: (i) gain from monetary restatement arising from the favorable and final (unappealable) judicial decision of the exclusion of VAT Tax from the PIS / COFINS calculation base at Petrobras and controlled companies; and (ii) gain from monetary restatement of accounts receivable referring to the oil and alcohol account, resulting from a favorable and unappealable court decision, on the action of the monetary restatement index used on the value of accounts receivable.

.

31

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
13.	Segment information – Result
Consolidated Statement of Income by operating segment - 12.31.2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	174,085	241,966	39,275	4,439	(187,696)	272,069
Intersegments	169,593	4,368	12,502	1,233	(187,696)	−
Third parties	4,492	237,598	26,773	3,206	−	272,069
Cost of sales	(92,057)	(222,215)	(20,131)	(4,207)	190,503	(148,107)
Gross profit (loss)	82,028	19,751	19,144	232	2,807	123,962
Income (expenses)	(44,221)	(15,455)	(13,259)	1,978	(112)	(71,069)
Selling	(4)	(12,955)	(11,839)	(110)	(112)	(25,020)
General and administrative	(797)	(811)	(432)	(3,485)	−	(5,525)
Exploration costs	(4,170)	−	−	−	−	(4,170)
Research and development	(1,194)	(46)	(56)	(523)	−	(1,819)
Other taxes	(2,567)	(714)	(158)	(1,532)	−	(4,971)
Impairment of assets	(34,448)	859	192	(862)	−	(34,259)
Other income and expenses	(1,041)	(1,788)	(966)	8,490	−	4,695
Net income / (loss) before financial results and income taxes	37,807	4,296	5,885	2,210	2,695	52,893
Net finance income (expenses)	−	−	−	(49,584)	−	(49,584)
Results in equity-accounted investments	(893)	(2,132)	682	(929)	−	(3,272)
Net income / (loss) before income taxes	36,914	2,164	6,567	(48,303)	2,695	37
Income taxes	(12,854)	(1,461)	(2,001)	23,441	(916)	6,209
Net income from continuing operations for the year	24,060	703	4,566	(24,862)	1,779	6,246
Attributable to:
Shareholders of Petrobras	24,083	862	4,188	(23,804)	1,779	7,108
Net income from continuing operations	24,083	862	4,188	(23,804)	1,779	7,108
Non-controlling interests	(23)	(159)	378	(1,058)	−	(862)
Net income from continuing operations	(23)	(159)	378	(1,058)	−	(862)
	24,060	703	4,566	(24,862)	1,779	6,246

The balance of depreciation, depletion and amortization by business segment are as follows:

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
2020	44,043	10,838	2,409	1,015	−	58,305
2019	45,299	9,691	2,573	939	−	58,502

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	199,429	266,613	45,252	4,802	(213,851)	302,245
Intersegments	195,245	36,561	13,002	895	(213,851)	31,852
Third parties	4,184	230,052	32,250	3,907	−	270,393
Cost of sales	(107,694)	(242,990)	(30,338)	(4,588)	205,470	(180,140)
Gross profit (loss)	91,735	23,623	14,914	214	(8,381)	122,105
Income (expenses)	(16,700)	(17,258)	9,926	(16,806)	(113)	(40,951)
Selling	(4)	(8,568)	(8,971)	(121)	(82)	(17,746)
General and administrative	(990)	(1,329)	(530)	(5,519)	−	(8,368)
Exploration costs	(3,197)	−	−	−	−	(3,197)
Research and development	(1,549)	(43)	(58)	(618)	−	(2,268)
Other taxes	(507)	(606)	(617)	(754)	−	(2,484)
Impairment of assets	(8,027)	(2,802)	(801)	−	−	(11,630)
Other income and expenses	(2,426)	(3,910)	20,903	(9,794)	(31)	4,742
Net income / (loss) before financial results and income taxes	75,035	6,365	24,840	(16,592)	(8,494)	81,154
Net finance income (expenses)	−	−	−	(34,459)	−	(34,459)
Results in equity-accounted investments	330	(653)	407	463	−	547
Net income / (loss) before income taxes	75,365	5,712	25,247	(50,588)	(8,494)	47,242
Income taxes	(25,511)	(2,164)	(8,446)	16,833	2,888	(16,400)
Net income from continuing operations for the year	49,854	3,548	16,801	(33,755)	(5,606)	30,842
Net income from discontinued operations	−	−	12	10,116	−	10,128
Net income (loss)	49,854	3,548	16,813	(23,639)	(5,606)	40,970
Attributable to:
Shareholders of Petrobras	49,905	3,945	16,331	(24,438)	(5,606)	40,137
Net income from continuing operations	49,905	3,945	16,331	(34,303)	(5,606)	30,272
Net income from discontinued operations	−	−	−	9,865	−	9,865
Non-controlling interests	(51)	(397)	482	799	−	833
Net income from continuing operations	(51)	(397)	470	548	−	570
Net income from discontinued operations	−	−	12	251	−	263
	49,854	3,548	16,813	(23,639)	(5,606)	40,970

32

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Accounting policy

The information by business segment of the company is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

The company's business segments disclosed separately are:

a) Exploration and Production (E&P): covers the activities of exploration, development of production and production of oil, LGN (net of natural gas) and natural gas in Brazil and abroad, aiming to serve, primarily, the domestic refineries and acting also associated with other companies in partnerships, in addition to results in equity-accounted investments in companies in this segment abroad.

As an energy company, with a focus on oil and gas, revenue from inter-segment sales refers mainly to oil transfers to the Refining, Transportation and Marketing segment, which aim to supply the company's refineries in response to national demand for oil products. These transactions are measured at internal transfer prices based on international oil prices and their respective exchange rate impacts, taking into account the specific characteristics of the transferred oil chain.

In addition, the E&P segment obtains sales revenue from transfers of natural gas to the Gas and Power segment to carry out processing at its industrial units. These transactions are measured at internal transfer prices, based on the international prices practiced for this commodity.

Revenue from sales to third parties mainly reflects the rendering of services related to exploration and production activities, the sales made by the E&P UPGNs, in addition to the oil and natural gas operations carried out by subsidiaries abroad.

b) Refining, Transportation and Marketing: includes the activities of refining, logistics, transport, acquisition and export of crude oil, as well as the purchase and sale of products derived from petroleum and ethanol, in Brazil and abroad. Additionally, this segment includes the petrochemical area, which comprises investments in companies in the petrochemical sector, shale exploration and processing.

This segment purchases crude oil from the E&P segment, imports oil to mix with the company's domestic oil, as well as acquires oil products in international markets taking advantage of the price differentials that exist between the cost of processing oil in Brazil and the cost of importing oil products.

The revenue from inter-segment sales mainly reflects oil products trading operations for the market-based distribution business, and operations for the G&E and E&P segments at the internal transfer price.

Revenue from sales to third parties mainly reflects the operations for the sale of oil products in Brazil and the export and sale of oil and oil products by subsidiaries abroad.

c) Gas and Power: includes the activities of logistics, commercialization of natural gas and electric energy, transport and commercialization of liquefied natural gas (LNG), generation of energy through thermoelectric plants, as well as participation in natural gas transport and distribution companies in Brazil and abroad. In this segment, the results of the company's natural gas processing and fertilizer production operations are also included.

Revenue from intersegment sales comes mainly from the transfer of processed natural gas, LPG and LNG to the Refining, Transportation and Marketing segment, measured at the internal transfer price.

This segment purchases national natural gas from the E&P segment, from partners and third parties, imports natural gas from Bolivia and LNG to complement national demand.

Revenue from sales to third parties mainly reflects the sale of processed natural gas to gas distributors and the generation and sale of electricity.

33

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

d) Corporate and other businesses, items that cannot be assigned to the business segments are allocated, comprising those with corporate characteristics, in addition to the distribution and biofuels businesses. Corporate items mainly include those related to corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to pension and health care plans for the beneficiaries. The distribution businesses reflect the equity interest in the affiliate Petrobras Distribuidora –BR (Investments and Results from Equity-Accounted Investments), the oil product distribution businesses abroad (South America), in addition to the discontinued operation in 2019. The biofuels businesses reflect the activities of production of biodiesel, its co-products and ethanol.

14.	Trade and other receivables

14.1.       Trade and other receivables, net

	Consolidated		Parent Company
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Receivables from contracts with customers
Third parties	16,013	18,057	10,102	9,179
Related parties
Investees (note 39.1)	3,450	3,201	17,753	20,385
Receivables from the electricity sector	1,064	1,347	107	436
Subtotal	20,527	22,605	27,962	30,000
Other trade receivables
Third parties
Receivables from divestments (*)	7,916	5,781	7,669	5,781
Lease receivables	2,427	1,941	102	−
Other receivables (**)	13,179	3,348	11,563	1,973
Related parties
Investments in the Credit Rights Investment Fund - FIDC-NP (Note 39.5)	−	−	10,121	52,550
Petroleum and alcohol accounts - receivables from Brazilian Government (note 39.9)	2,503	1,226	2,503	1,226
Subtotal	26,025	12,296	31,958	61,530
Total trade receivables	46,552	34,901	59,920	91,530
Expected credit losses (ECL) - Third parties	(7,939)	(9,214)	(4,072)	(4,227)
Expected credit losses (ECL) - Related parties	(354)	(178)	(158)	−
Total trade receivables, net	38,259	25,509	55,690	87,303
Current	24,584	15,164	44,321	78,813
Non-current	13,675	10,345	11,369	8,490

(*) Refers to amounts receivable from the divestment in Nova Transportadora do Sudeste and contingent portion of Roncador

(**) includes amounts related to the purchase and sale of production platforms and equipment from our partners in E&P consortia.

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of the products depending on the variation in the value of the commodity, classified in the fair value through profit or loss category, whose value at 31 December 2020 totaled R$ 2,635.

On December 31, 2020, the average term for receiving receivables from contracts with third parties, referring to the sale of derivatives in the domestic market is approximately 1.5 days. Exports of fuel oil and petroleum have an average collection period of approximately 13 days and 8 days, respectively.

The increase in the balance of other accounts receivable from third parties refers mainly to amounts receivable from partners in E&P consortia. These values are related to the nationalization of the platforms P-52, P-54, P-55 and P-62, acquired by Petrobras in the context of the migration of assets previously owned by companies based in the Netherlands, due to the changes introduced by Law 13,586 2017, described in note 16.4 of December 31, 2019.

14.2.       Aging of trade and other receivables – third parties

	Consolidated				Parent Company
	12.31.2020		12.31.2019		12.31.2020		12.31.2019
	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses
Current	30,402	(677)	18,776	(567)	24,935	(155)	11,974	(260)
Overdue:
Up to 3 months	1,066	(42)	1,011	(154)	118	(38)	626	(152)
From 3 to 6 months	77	(46)	98	(33)	47	(46)	64	(21)
From 6 to 12 months	219	(147)	197	(51)	148	(130)	90	(50)
Over 12 months	7,771	(7,027)	9,045	(8,409)	4,186	(3,704)	4,179	(3,744)
Total	39,535	(7,939)	29,127	(9,214)	29,434	(4,073)	16,933	(4,227)

34

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

14.3.       Changes in provision for expected credit losses

	Consolidated		Parent Company
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Opening balance	9,392	16,682	4,227	7,541
Additions	1,024	867	724	488
Write-offs	(3,762)	(4,964)	(721)	(3,802)
Transfer of assets held for sale	(15)	(3,412)	−	−
Cumulative translation adjustment	1,654	219	−	−
Closing balance	8,293	9,392	4,230	4,227
Current	1,135	4,443	788	4,127
Non-current	7,158	4,949	3,442	100

As of December 31, 2020, the additions include a provision of R$ 276 on receivables in foreign currency, basically due to the 29% exchange rate devaluation in fiscal year 2020, as well as the recording of a supplementary provision in view of the effects imposed by COVID-19 (R$ 89).

In 2020, write-offs of R$ 3,762 basically reflect the write-off of receivables from foreign subsidiary, related to the construction and renovation of platforms, which were already fully provisioned and refer to receivables from suppliers. In 2019, the write-offs of R$ 4,964 basically reflect the end of the electric sector collection lawsuit, according to note 13.4 to the financial statements of December 31, 2019.

Accounting policy

Accounts receivable are generally classified at amortized cost, except for certain receivables classified as fair value through profit or loss, whose cash flows are not characterized as receipt of principal and interest, including receivables where the formation of final prices after transfer control of products depends on the variation in the value of the commodity.

When the company leases an asset under a finance lease, constitutes a receivable for an amount equal to the net investment in the lease, consisting of lease payments receivable and any unsecured residual value under the company's responsibility, discounted at the interest rate the operation.

The company recognizes a provision for expected credit losses for accounts receivable from short-term customers through the use of a matrix of provisions based on the experience of unadjusted historical credit loss, when such information represents the best reasonable and sustainable information, or adjusted, based on current observable data to reflect the effects of current and future conditions provided that such data are available without undue cost or effort.

In general, for other receivables, the company recognizes a provision for an amount equivalent to the expected credit loss for 12 months, however, when the credit risk of the financial instrument has increased significantly since its initial recognition, the provision is recognized for an equivalent amount. the expected credit loss (lifetime).

When assessing the significant increase in credit risk, the company compares the default risk that occurs in the financial instrument on the balance sheet date with the default risk that occurs in the financial instrument on the date of its initial recognition.

Regardless of the assessment of the significant increase in credit risk, the company assumes that the credit risk of a financial asset has increased significantly since its initial recognition when contractual payments have been due for more than 30 days, except when reasonable and sustainable information available demonstrates the opposite.

The company assumes that the credit risk of accounts receivable has not increased significantly since its initial recognition when accounts receivable have low credit risk at the balance sheet date. Low credit risk is determined based on external risk ratings and internal assessment methodologies.

In the absence of controversy or other issues that may result in the suspension of collection, the company considers default when the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the instrument, when there is a delay in receiving payment due in the same term or more than 90 (ninety) days.

Expected credit loss is the weighted average of historical credit losses with the respective default risks, which may occur according to the weightings. Credit loss on a financial asset is measured by the difference between all contractual cash flows due to the company and all cash flows that the company expects to receive, discounted at the original effective rate.

35

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
15.	Inventories

	Consolidated		Parent Company
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Crude oil	11,653	15,738	10,470	12,261
Oil products	10,001	9,165	7,643	8,661
Intermediate products	2,060	2,362	2,060	2,362
Natural gas and Liquefied Natural Gas (LNG) (*)	631	699	630	340
Biofuels	157	114	14	65
Fertilizers	43	112	11	21
Total products	24,545	28,190	20,828	23,710
Materials, supplies and others	4,955	4,819	4,624	4,496
Total	29,500	33,009	25,452	28,206
(*) LNG - Liquified Natural Gas

Consolidated inventories are presented net of losses to adjust to their net realizable value, these adjustments arising mainly from fluctuations in the international prices of oil and its oil products and, when constituted, are recognized in profit and loss for the year as costs of sales. As of December 31, 2020, a provision of R$ 1,518 was recorded (R$ 68 as of December 31, 2019). Adjustments to net realizable value mainly impacted the first and second quarters of 2020, due to the significant reduction in the prices of oil and its oil products in the market, resulting from COVID-19 and the shock of oil prices.

In 2020, the company had a volume of oil and / or oil products inventory given as a guarantee of the Terms of Financial Commitment - TCF, signed in 2008 with Petros, with no relevant changes in relation to the values disclosed on December 31, 2019.

Accounting policy

Inventories are measured at their weighted average acquisition or production cost and are adjusted to their net realizable value, when this is less than the book value.

The net realization value comprises the estimated sale price in the normal course of business, less estimated completion costs and expenses to complete the sale. Changes in sales prices after the base date of the financial statements are considered in the calculation of the net realizable value, as they confirm the conditions existing on that base date.

The inventories of oil and LNG can be traded in a raw state, as well as consumed in the production process of its oil products.

The intermediaries are formed by chains of products that have already passed through at least one processing unit, but still need to be processed, treated or converted to be made available for sale.

Biofuels mainly comprise the balances of ethanol and biodiesel inventories.

Materials, supplies and others represent mainly production inputs and operating materials that will be used in the company's activities and are stated at the average purchase cost, when this does not exceed the replacement cost.

16.	Trade payables
	Consolidated		Parent Company
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Third parties in Brazil	14,697	10,320	13,453	8,775
Third parties abroad	18,724	8,243	6,159	2,492
Related parties	2,224	4,013	55,931	23,186
Balance in current liabilities	35,645	22,576	75,543	34,453

As of December 31, 2020, the average payment term in Brazil is 31 days, while for suppliers abroad the average term is 89 days for imported products and 21 days for other goods and services, approximately.

Third Parties in Brazil

The R$ 4,377 increase mainly refers to TAG's natural gas transportation tariff provisions, the term purchase of Biodiesel B100 and the provision of equalization agreements for unitization fields with Partners of P-68.

36

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Third parties abroad

The increase of R$ 10,481 is mainly due to the amounts payable referring to the participation of partners in the E&P consortia for the nationalization of platforms, allocated to the Roncador and Tupi fields, acquired by Petrobras due to the changes introduced by Law No. 13,566 (Repetro- Sped), as well as the installment purchase of natural gas and the exchange variation due to the depreciation of the Real against the U.S. dollar.

17.	Taxes
17.1.	Income taxes and other taxes
Income taxes	Consolidated
	Current Assets		Current Liabilities		Non-Current Liabilities
	12.31.2020	12.31.2019	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Taxes in Brazil
Income taxes	2,032	10,018	576	288	−	−
Income taxes - Tax settlement programs	−	−	234	228	1,853	2,031
	2,032	10,018	810	516	1,853	2,031
Taxes abroad	138	32	219	598	0	−
Total	2,170	10,050	1,029	1,114	1,853	2,031

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	12.31.2020	12.31.2019	12.31.2020	12.31.2019	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Taxes in Brazil:
Current / Deferred VAT Rate (VAT)	2,635	2,237	1,522	1,469	3,334	3,058	−	−
Current / Deferred PIS and COFINS	1,768	1,681	10,680	10,442	2,829	1,014	191	176
PIS and COFINS – Exclusion of VAT tax rate from PIS and COFINS tax bases	6,392	−	−	−	−	−	−	−
PIS and COFINS - Law 9,718/98			3,537	3,304		−		−
CIDE	19	123	−	−	214	182	−	−
Production taxes	−	−	−	−	6,094	7,775	487	1,071
Withholding income taxes	−	−	−	−	551	937	−	−
Others	453	129	621	617	608	761	1,430	905
Total in Brazil	11,267	4,170	16,360	15,832	13,630	13,727	2,108	2,152
Taxes abroad	46	67	51	45	66	73	−	−
Total	11,313	4,237	16,411	15,877	13,696	13,800	2,108	2,152
(*) Other non-current taxes are classified as other non-current liabilities.

The amounts on Current Assets as Taxes on Income refer basically to tax credits from the calculation process, in addition to the negative balance of IRPJ and CSLL related to the calendar years 2018 and 2019.

Deferred VAT tax / VAT tax credits are due to requests for untimely and undue credit, offset in accordance with the legislation of each State, and on average offset within 3 years. They also arise from credits originating from the acquisition of assets for property, plant and equipment, which are offset at the rate of 1/48 of the total amount, being fully amortized over 4 years.

Deferred PIS-COFINS credits refer mainly to the acquisition of goods and services for assets under construction “works in progress”, since the tax legislation only allows their use after the entry of these assets into production, as well as Electronic Orders Refund (PER) of extemporaneous credits with the Brazilian Federal Revenue.

Production taxes are financial compensation due to the Union by companies that produce oil and natural gas in Brazilian territory. Production taxes are made up of royalties, special participations, subscription bonuses and payment for occupation or retention of area.

Exclusion of VAT tax from PIS and COFINS tax basis

In 2020, Petrobras and subsidiaries obtained a favorable and definitive court decision regarding the exclusion of VAT Tax from the calculation basis of PIS and COFINS contributions and recognized the amount of R$ 16,764, recorded in current assets as taxes and contributions. The credits recognized in the assets refer to the exclusion of the VAT Tax effectively collected from the calculation base of the PIS and COFINS contributions, the amounts of which were paid improperly in competencies between the months of October 2001 and August 2020.

The recognition of credits as an asset complies with technical pronouncement CPC 25 - Provisions, Contingent Liabilities and Contingent Assets, since the entry of economic benefit for the company is practically certain, since: (i) the final and unappealable decision in 2020 is constituted a right that was no longer contingent on the date of that decision; and (ii) the measurement methodology adopted is uncontroversial because it is the one accepted by the Federal Revenue of Brazil.

37

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The company enabled these credits, of which it offset in 2020 with the payment of other federal taxes the amount of R$ 10,372.

As of December 31, 2020, the amount monetarily restated by the Brazilian basic interest rate (Selic) is R$ 6,392.

The net gain in the result recorded in 2020 was R$ 10,656, of which R$ 7,878 was recovered from taxes on other operating income, R$ 8,886 from monetary restatement in the financial result, partially offset by R$ 408 of tax expenses and R$ 5,700 expenses with income tax and social contribution.

PIS and COFINS Law 9,718/98

The company filed common lawsuits against the Federal Government regarding the recovery of amounts collected under PIS / COFINS on financial income and exchange rate variations, considering the unconstitutionality of paragraph 1° of art. 3° of Law 9,718/98, in the periods between February 1999 and January 2004.

All the actions were deemed valid and have the merits of a final decision. The request for restitution of values requires prior approval by the Court of settlement reports and subsequently judicial enforcement of the right. In 2017, for the largest portion to be recovered, a favorable liquidation report was published for Petrobras. The process is still awaiting ratification by the Court.

As of December 31, 2020, the monetarily restated amount is R$ 3,537 (R$ 3,304 as of December 31, 2019).

17.2.	Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In 2020, Petrobras joined state amnesty programs that resulted in the recognition of liabilities of R$ 2,026, of which R$ 1,873 in tax expense and R$ 153 in financial expense, as shown below:

State	State Law/Decree n°	Benefits received	Existing debts (*)	Reduction Benefit	Amount after benefit
RJ	Law 9,041/2020	90% reduction in interest and 90% in fines related to tax credits.	3,110	(1,298)	1,812
ES	Decree 4,709-R/2020	Remission of 50% of the Tax due, 90% of the fine and interest due.	783	(586)	197
AL	Decree 71,800/2020 Decree 72,199/2020	95% reduction in the fine and interest due Remission of 50% of the tax and 90% of fine and interest due	32	(24)	8
SE	Decree 40,691/2020	90% reduction in the fine and interest due	16	(10)	6
RN	Law 10,784/2020	95% reduction in the fine and interest due	9	(6)	3
			3,950	(1,924)	2,026

(*) R$ 3,188 were classified as possible loss, and R$ 705 refers to spontaneous reporting (RJ).

Rio de Janeiro state

Petrobras, based on the management of risks associated with litigation and in line with the strategy of generating value through contingency management, decided to seek an agreement aiming at the payment of infraction notices and the carrying out of spontaneous denunciation with the state of Rio de Janeiro. The agreement, signed based on VAT tax Agreement 51/2020 and Law RJ 9,041 / 2020, allows for a 90% reduction in amounts due as a fine and interest, resulting in a disbursement of approximately R$ 1,803.

The aforementioned agreement allowed the termination of contingencies related to the collection of VAT tax and fines in the internal consumption operations of diesel oil used by the maritime units chartered by the company, considering the approval, in the same legal provision, with a reduction in the tax burden on internal supplies of marine diesel oil, instead of the previously required rate of 12%, thus reaching a definitive solution to the cause of these contingencies. The disbursement was made in installments, having been fully settled, in accordance with the Tax Conduct Adjustment Agreement signed with the State of Rio de Janeiro.

State of Espírito Santo

In the case of adherence to the remission and amnesty program with the State of Espírito Santo, entered into under the terms of the VAT tax Agreement 146/2019 and Decree 4,709-R / 2020, the payment of R$ 197 occurred in the month of October 2020, being closed tax debts arising from differences in the appropriation of VAT tax credits on property, plant and equipment and from differences in VAT tax on oil and oil products operations. Additionally, the presumed VAT tax credit system was implemented, based on the VAT tax Agreement 146/2019, providing a definitive solution to the cause of this type of contingency.

38

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
17.3.	Reconciliation between statutory tax rate and effective tax expense rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

	Consolidated		Parent Company
	2020	2019	2020	2019
Net income before income taxes	37	47,242	1,997	44,329
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(13)	(16,062)	(679)	(15,072)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distribution	(87)	2,944	(144)	2,936
Different jurisdictional tax rates for companies abroad	10,140	4,193	−	−
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(3,719)	(692)	(3,718)	(692)
Tax incentives	19	172	−	123
Tax loss carryforwards (unrecognized tax losses)	(2,208)	(2,695)	−	−
Non-taxable income (non-deductible expenses), net (**)	(1,403)	(3,055)	(947)	(4,691)
Expenses with post-retirement benefit of health care plan (AMS) (***)	2,879	(1,645)	2,885	(1,585)
Results in equity-accounted investments in Brazil and abroad	253	191	7,333	4,661
Others	348	249	381	263
Income tax expenses	6,209	(16,400)	5,111	(14,057)
Deferred income taxes	8,940	(11,036)	5,600	(11,924)
Current income taxes	(2,731)	(5,364)	(489)	(2,133)
Total	6,209	(16,400)	5,111	(14,057)
Effective tax rate of income taxes	(16,781.1)%	34.7%	(255.9)%	31.7%

(*) Income tax and social contribution in Brazil referring to income earned in the years by investees abroad, according to provisions provided for in Law No. 12,973 / 2014.

(**) Includes effect on judicial agreements.

(***) Impacted by the revision of the regulation, according to note 19.5.

17.4.	Deferred income taxes - non-current

Changes of deferred income tax and social contribution

	2020		2019
	Consolidated	Parent Company	Consolidated	Parent Company
Balance at January 1st	(1,502)	(9,974)	7,848	(1,028)
Recognized in the statement of income for the year	8,940	5,600	(11,036)	(11,924)
Recognized in the statement of income of discontinued operation	−	−	(2,520)	(2,520)
Recognized in shareholders’ equity	24,858	25,225	6,486	6,820
Cumulative translation adjustment	559	−	253	−
Use of tax credits	(332)	(332)	(1,224)	(1,224)
Transfer to held for sale	8	−	(1,138)	−
Others	(22)	(1)	(171)	(98)
Balance at December 31	32,509	20,518	(1,502)	(9,974)
Deferred tax assets	33,524	20,518	5,593	−
Deferred tax liabilities	(1,015)	−	(7,095)	(9,974)
Balance at December 31	32,509	20,518	(1,502)	(9,974)

The table below shows the composition and the basis for realization of deferred tax assets and liabilities as of December 31:

Nature	Basis for realization	2020	2019
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(16,655)	(22,200)
Property, plant and equipment - Impairment	Amortization, Write-off of Assets and Impairment Reversal	34,435	25,311
Property, plant and equipment - Others	Depreciation Amortization and Write-off of Assets	(45,157)	(39,775)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	20,335	5,438
Commercial leases	Depreciation of assets	6,186	760
Provision for lawsuits	Payment and reversal of the provision	3,453	3,152
Tax losses	Compensation of 30% of taxable income	12,995	10,121
Inventories	Sale, Write-Off and Loss	822	2,541
Employee benefits, mainly pension plan	Payment and reversal of the provision	14,972	14,938
Others		1,123	(1,788)
Balance at December 31		32,509	(1,502)
Deferred tax assets		33,524	5,593
Deferred tax liabilities		(1,015)	(7,095)
Balance at December 31		32,509	(1,502)

39

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
17.5.	Timing of reversal of deferred income taxes

Deferred tax credits were recognized based on the projected taxable income in subsequent years, supported by the premises of the Strategic Plan (PE) 2021-2025, whose main financial goals are to maximize the return on capital employed, reduce the cost of capital and constantly seek low costs and efficiency.

Management believes that deferred tax credits will be realized in proportion to the realization of provisions and the final resolution of future events, both based on projections based on PE.

As of December 31, 2020, the expected realization of deferred tax assets and liabilities is as follows:

	Deferred income taxes, net
	Consolidated		Parent Company
	Assets	Liabilities	Assets	Liabilities
2021	11,727	254	11,610	−
2022	5,068	111	5,021	−
2023	3,968	106	3,887	−
2024	78	98	−	−
2025	74	230	−	−
2026 and thereafter	12,609	216	−	−
Recognized deferred tax credits	33,524	1,015	20,518	−

As of December 31, 2020, the Company has tax losses to be offset from foreign subsidiaries, which were not recognized in the year as deferred taxes.

	Assets	Liabilities	Assets	Liabilities
Brazil	184	8	−	−
Abroad	7,113	−	−	−
Unrecognized deferred tax credits	7,297	8	−	−

These tax credits abroad, not recorded in the amount of R$ 7,113 (R$ 5,699 as of December 31, 2019), result from accumulated tax losses, arising mainly from oil and gas exploration and production activities and refining in the United States.

The table below shows the maximum terms for taking advantage of tax credits not registered abroad:

	Consolidated
	2026 - 2028	2029 - 2031	2032 - 2034	2035 -2037	Without prescription term	Total
Tax credits not registered	1,060	3,682	1,665	323	383	7,113

Accounting policy

Income tax and social contribution expenses for the year are recognized in the income statement unless they are related to items directly recognized in shareholders' equity, comprising current and deferred taxes calculated based on the rates of 15%, plus an additional income tax of 10% on taxable income for income tax and 9% on taxable income for social contribution on net income, considering the offsetting of tax losses and negative social contribution base, limited to 30% of taxable income for the year. Since 2015, income tax expenses on income earned by subsidiaries abroad are recognized as established by Law 12,973/2014.

a)Current income taxes

They are calculated based on the taxable income determined in accordance with the relevant legislation and rates in force at the end of the period being reported. Uncertainties regarding the treatment of taxes on income are assessed periodically, taking into account the likelihood of acceptance by the tax authority.

Current income tax and social contribution are presented net, by taxpayer entity, when there is a legally enforceable right to offset recognized amounts and when there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

40

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

b)Deferred income taxes

They are generally recognized on temporary differences determined between the tax bases of assets and liabilities and their book values, and measured at the rates that are expected to be applicable in the period when the asset is realized or the liability is settled, based on the rates (and legislation tax) that are enacted or substantively enacted at the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences, including unused tax losses and credits, insofar as it is probable that taxable income will be available against which the deductible temporary difference can be used, unless the asset deferred tax arises from the initial recognition of an asset or liability in the transaction, which is not a business combination and at the time of the transaction does not affect either accounting profit or taxable income (tax loss)

The existence of future taxable income is based on a technical study, approved by the company's management.

Deferred income tax and social contribution are shown net, when there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets and deferred tax liabilities are related to taxes on income posted by the same authority taxation in the same taxable entity or in different taxable entities that intend to settle current tax liabilities and assets on a net basis, or realize the assets and settle liabilities simultaneously, in each future period in which significant amounts of tax assets or liabilities are expected deferred charges are settled or recovered.

18.	Short-term and other benefits

The balances related to the main short and long term benefits granted to employees are shown below:

	Consolidated		Parent Company
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Voluntary Severance Program (PDV)	4,678	565	4,569	565
Employees variable compensation program	2,715	2,640	2,515	2,537
Accrued vacation pay	2,443	2,659	2,171	2,369
Salaries and related charges	1,059	856	925	738
Profit sharing	20	65	2	−
Total	10,915	6,785	10,182	6,209
Current	10,150	6,632	9,418	6,056
Non-current	765	153	764	153

18.1.	Voluntary Severance Program (PDV)

As of December 31, 2020, the company has seven voluntary severance programs (PDV) and incentive retirement programs (PAI) that basically provide for the same legal and indemnity benefits whose registration deadlines ended between June and December 2020, totaling 11,117 adhesions, including 541 from Transpetro, PBIO and TBG:

i. PDV 2019 destined for retirees by the Social Security until promulgation of the Pension Reform. The program had its enrollments reopened during January 2021 for employees not yet enrolled or who have withdrawn from membership for any reason until 12/29/2020;

ii. Specific PDV for employees working in assets / units in the process of divestment;

iii. Exclusive PDV for employees working in the company's corporate segment;

iv. PAI for employees that will be retired in short-term after the enactment of the Pension Reform;

v. PDV for employees of Transpetro's sea and land staff;

vi. PDV for PBIO employees; and

vii. PDV for TBG employees.

The changes in the provision as of December 31, 2020 are shown below:

41

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	12.31.2020	12.31.2019
Opening Balance	565	141
Discontinued operations	−	(83)
Enrollments in PDV	5,723	798
Revision of provisions	(315)	(8)
Separations in the period	(1,295)	(283)
Closing Balance	4,678	565
Current	3,921	394
Non-current	757	171

On April 7, 2020, the Board of Directors approved adjustments to the current severance programs that generated an additional provision of R$ 1,290 referring to the enrolled and already dismissed public, as well as approving the creation of the Incentive Retirement Program (PAI), a severance program with an enrollment period between May 6, 2020 and July 31, 2020, aimed at employees entitled to retirement who, after the promulgation of the Pension Reform, were unable to participate in the 2019 PDV.

The recognition of the provision for expenses on retirement programs occurred as employees joined them.

The company chose to defer the payment of severance payments in two installments, one at the time of dismissal and the other in July 2021 or one year after the dismissal, whichever is greater, with an estimated disbursement of R$ 4,678, of which R$ 3,921 in 2021, R$ 664 in 2022 and R$ 93 in 2023.

18.2.	Employees variable compensation program

Performance Award Program - PPP

On January 26, 2021, the Board of Directors approved adjustments to the criteria for granting PPP 2020 to employees (previously approved on April 28, 2020).

The PPP regulation establishes that in order to activate the Program, it is necessary to have net income for the year, disregarding in its calculation the impacts of the amounts due to impairment and exchange variation recorded in Petrobras' net financial result, associated with compliance of performance metrics of the company and the individual performance of employees and the result of the areas.

In 2020, the company provisioned R$ 2,659 (R$ 2,457 in the parent company) referring to the variable remuneration for employees' fiscal year 2020, recorded in other operating expenses.

18.3.	Profit sharing

On December 29, 2020, the 17 labor union entities representing land based employees signed the agreement for profit sharing 2021/2022, within the term determined by the Collective Labor Agreement. Among the maritime bases, only Sindmestre (Sindicato Nacional dos Mestres de Cabotagem e dos Contra Mestres em Transportes Marítimos) signed the agreement within the period defined by the Collective Labor Agreement.

The profit sharing regulation 2021/2022 covers employees who do not occupy bonus functions and provides for the establishment of a minimum floor / ceiling of up to two remunerations for employees who earn up to R$ 10 thousand and will be cumulative to the payment of the Performance Award Program- PPP.

In order for profit sharing to be triggered in the years 2021 and 2022, in addition to the profit sharing agreement having been signed, the following triggers / requirements must be met: i) Declaration and payment of remuneration to the shareholder, for the year considered, approved by the Board of Directors (CA); ii) Calculation of net income in the reference year; and iii) Achieving the average percentage, weighted by weight, of the set of indicator targets of at least 80%.

The maximum amount of profit sharing to be distributed is limited to 6.25% of net income and 25% of dividends distributed to shareholders, in each year.

42

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
19.	Post-Employment benefits – Pension and health care plans

The balances related to post-employment benefits granted to employees are shown below:

	Consolidated		Parent Company
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Liabilities
AMS Health Care Plan	27,836	48,312	27,014	46,921
Petros Pension Plan - Renegotiated (PPSP-R) (*)	31,265	41,239	31,265	41,239
Petros Pension Plan - Non-renegotiated (PPSP-NR) (*)	8,424	13,154	8,424	13,154
Petros Pension Plan - Renegotiated Pre-70 (PPSP-R Pre-70)	7,837	−	7,837	−
Petros Pension Plan - Non-renegotiated Pre-70 (PPSP-NR Pre-70)	5,588	−	5,588	−
Petros 2 Pension Plan (PP2)	2,477	3,987	2,130	3,455
Other plans	76	98	−	−
Total	83,503	106,790	82,258	104,769
Current	8,049	3,577	8,049	3,577
Non-current	75,454	103,213	74,209	101,192
Total	83,503	106,790	82,258	104,769

(*) Includes obligation with contribution related to the revision of the lump sum death benefit, as mentioned in item b1 of this note.

19.1.	Description of benefit plans

The company sponsors pension and health plans for its employees, being sponsors of each of the plans:

	PPSP-R (*)	PPSP-NR (*)	PP2	AMS Health Care Plan	Other plans
Petrobras	X	X	X	X
Petrobras Transporte S.A. – Transpetro			X	X
Petrobras Biocombustível – PBIO			X	X
Transportadora Brasileira Gasoduto Brasil-Bolívia S.A. – TBG			X	X
Termobahia			X	X
Termomacaé			X
Araucária Nitrogenados			X		X (**)
(*) Include PPSP-R pre-70 e PPSP-NR pre-70 plans.
(**) Araucária Nitrogenados sponsors UltraFértil pension plan and one market health care plan.

In 2020, the main milestones of Petrobras' governance in the management of the liabilities of the pension and health benefit plans, which have contributed to strengthening, improving the liquidity of the plans and continuing the benefits sponsored by the sponsors, are highlighted below:

•	New deficit settlement plan - New PED - with some changes to the regulations of the PPSP R and PPSP NR plans;
•	New management model for AMS health care plan;
•	New supplementary pension plan in the defined contribution modality - PP3; and
•	Early partial settlement of the Financial Commitment Term with Fundação Petros, in the amount of R$ 94 in December 2020 and R$ 4,493 in January 2021.

More information on the results of these actions, as well as other initiatives, is presented in the specific items of each benefit plan.

a)Multidisciplinary Health Care Plan (AMS)

The company maintains a health care plan (AMS), which covers all employees of companies in Brazil (active and inactive) and dependents. The plan is managed by the company itself and its management is based on principles of self-sustainability of the benefit, and includes preventive and health care programs. The main risk linked to health benefits is related to the pace of growth in medical costs, resulting both from the implementation of new technologies and the inclusion of new coverage and from greater health consumption. In this sense, the company seeks to mitigate this risk through continuous improvement of its technical and administrative procedures, as well as the various programs offered to beneficiaries.

Employees contribute a pre-defined monthly installment for high-risk coverage and a portion of the expenses incurred for other coverages, both established according to participation tables based on certain parameters, including salary and age levels, in addition to the pharmacy benefit provided for. special conditions for the purchase of certain drugs, through reimbursement or delivery, with co-participation by the beneficiaries. The health care plan is not covered by guarantee assets.

43

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The payment of benefits is made by the company based on the costs incurred by the participants, with the financial participation of the company and the beneficiaries in the proportions of the items below and in the forms provided for in the collective bargaining agreement.

i. As from January 2021, participation will be in the proportion of 60% (sixty percent) of the expenses covered by the company and the remaining 40% (forty percent) by the participants;

ii. As from January 2022, participation will respect the parity limit, according to the provisions of Resolution CGPAR No. 23, in the proportion of 50% (fifty percent) between the company and the participants.

The company and the labor union entities established that if there is a change or revocation of CGPAR Resolution No. 23, as a result of acts or diplomas regularly issued by the executive or legislative branches, the ratio will remain 60% x 40%, until further adjustment between the parties.

Until December 31, 2020, the company's financial participation was in the proportion of 70% (seventy percent) and the remaining 30% (thirty percent) by the beneficiaries.

As of December 31, 2020, considering that changes in the AMS Health Care Plan costing proportion brought by the collective bargaining agreement 2020-2022 subscription led to a change in the plan, the company recognized a gain in the statement of income for the year of R$ 13,062 (R$ 12,797 in the Parent Company ) as past service cost, being part recognized in costs and expenses related to active participants and part recognized in Other Operating Expenses related to assisted participants.

As of December 31, 2020, the average duration of the plan's liabilities is 15.26 years (21.64 years as of December 31, 2019).

a.1) New health management model

On April 28, 2020, the Petrobras Board of Directors approved a new management model for Multidisciplinary Health Care Plan. The management of this health care plan will now be carried out by a non-profit civil association, named by the beneficiaries as Saúde Petrobras, maintaining the self-management mode. The new model is in accordance with the requirements of the National Supplementary Health Agency (Agência Nacional de Saúde Suplementar - ANS).

With the transfer to the new management model, there will be no change in benefit, coverage or scope, as well as accounting effects.

Currently, the association is in the process of obtaining the necessary qualifications and records for the new model of management and operation of activities, estimated to be implemented in the 1st quarter of 2021.

b)Pension plans

The management of the company's supplementary pension plans is the responsibility of the Petrobras Pension Plan Foundation - Petros, which was constituted by Petrobras as a private, non-profit legal entity, with administrative and financial autonomy.

b.1) Petros Pension Plans Renegotiated and Not Renegotiated (PPSP-R and PPSP-NR)

The Petros Pension Plans Renegotiated and Not Renegotiated (formerly the Petros Plan of the Petrobras System - PPSP) are defined benefit pension plans, instituted by Petrobras in July 1970, which ensure participants a complement to the benefit granted by Social Security. The plan has been closed to employees hired since September 2002.

The evaluation of the costing plan of the Petros Foundation is carried out on a capitalization basis, for most benefits. The sponsors make regular contributions equal to the values of the contributions of the participants (employees, beneficiaries and pensioners), that is, on an equal basis.

The Secretaria de Coordenação e Governança das Empresas Estatais (Sest) approved such plans on April 28, 2020 and, on May 5, 2020, the Superintendência Nacional de Previdência Complementar (Previc) approved the new Deficit Equation Plan (New PED) of the PPSP - R and PPSP-NR plans, as well as the amendments to the regulation regarding the reduction of the lump sum death benefit and others.

The New PED, which covers the deficits from 2015 to 2018 and incorporates the 2019 result, was valued at R$ 33,700 on December 31, 2019. Of the total amount, the amount of R$ 15,620 is Petrobras' responsibility, in compliance with the principle of contributory parity provided for in Constitutional Amendment No. 20/1998, of which R$ 13,566 through extraordinary contributions throughout the existence of the plans and R$ 2,054 from contributory contributions as a counterpart of the company for the reduction of the lump sum death benefit.

The contribution will be paid in 40 semi-annual installments for a period of up to 20 years and updated based on the fixed actuarial goal of the plans, reviewed annually. As of December 31, 2020, the balance of the obligation with updated contribution amounted to R$ 2,206.

44

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The remainder of the deficit will be borne by the other sponsors and participants in the PPSP-R and PPSP-NR plans.

The current model, which replaced the previous equation plan, differs from the one applied in PED-2015 and aimed to reduce the extraordinary contributions to the monthly budget of most of the participants through: (i) extension of the collection time for lifetime, replacing 18 years old; (ii) adoption of a single rate for assets and another for assisted employees (iii) institution of an annual contribution of 30% on the 13th benefit; and (iv) reduction in the amount of the lump sum death benefit.

The New PED includes changes to some rights and changes in the regulations of the PPSP-R and PPSP-NR in accordance with Resolution 25 of CGPAR (Comissão Interministerial de Governança Corporativa e de Administração de Participações Societárias da União), of December 6, 2018, which establishes guidelines and parameters for federal state companies regarding the sponsorship of pension plans.

In the second quarter of 2020, with the approval of the New PED and based on the current regulations, the company made an intermediate remeasurement of the liability of the PPSP-R and PPSP-NR pension benefit plans, determining a net gain in the result of R$ 51, of which R$ 2,105 was due to the reduction in the lump sum death benefit and other changes in the regulation, partially offset by the assumption of the obligation to contribute R$ 2,054. For information related to remeasurement in the 12-month period, see item (b) Present Value of the Obligation (VPO).

The cost of past service calculated is the result of changes in the regulations of the plans, mainly due to the reduction of the lump sum death benefit and the disconnection of the Social Security, as well as the establishment of a reference unit of the plan, which sets a single value, of R$ 4 thousand, adjusted annually by the IPCA inflation index, necessary to determine the value of the Petros supplementation, replacing the estimated Social Security value, of active participants without acquired rights (employees that did not retire by Social Security before the amendment of the regulation).

The disconnection from the Social Security provides that the Petros benefit is granted to the participant regardless of retirement by Social Security.

The average duration of the actuarial liabilities of the PPSP R and PPSP NR plans is 12.43 years and 11.51 years, respectively, on December 31, 2020 (13.78 years and 11.05 years on December 31, 2019, respectively).

The expected contributions of PPSP R and PPSP NR, for 2021, totaled R$ 1,246 and R$ 386, respectively.

b.2) Petros Pension Plans Renegotiated Pre-70 and Not Renegotiated Pre-70 (PPSP-R Pre-70 and PPSP-NR Pre-70)

The Petros Pension Plans Renegotiated Pre-70 (PPSP R Pre-70) and Petros Pension Plans Non-Renegotiated Pre-70 (PPSP NR Pre-70) are defined benefit plans derived from the split of the Petros Renegotiated and Petros Non-Renegotiated plan, which took place on January 1st, 2020.

The Pre-70 group consists of Petrobras employees hired prior to July 1st, 1970, who enrolled in the Petrobras Petros Plan (PPSP) until January 1st, 1996 and remained continuously linked to the original sponsor until obtaining the assisted status.

Petrobras is responsible for any imbalances in its Pre-70 liabilities, according to specific rules that govern the relationship of these participants with the plan, in view of the Term of Financial Commitment - TCF between Petrobras and Petros Foundation, which exempts the group from the payment of extraordinary contributions in case of deficit.

The average duration of the actuarial liabilities of the PPSP R Pre-70 and PPSP NR Pre-70 plans is 8.85 years and 8.62 years, respectively, on December 31, 2020.

The expected contributions, for 2021, totaled R$ 38 and R$ 35, respectively.

b.2.1) Term of Financial Commitment - TCF

As of December 31, 2020, the balances of TCF, Terms of Financial Commitment - TCF, signed in 2008 by the company and the Petros Foundation to cover obligations with defined benefit plans, are represented below:

12.31.2020
Liability
Petros plan renegotiated Pre-70 (PPSP R Pre-70) (*)	6,465
Petros plan non-renegotiated Pre-70 (PPSP NR Pre-70) (*)	4,168
Petros plan renegotiated (PPSP-R)	2,399
Total	13,032

(*) Includes the value of the amendment entered into the TCF Pre-70, in the amount of R$ 1,089, of which R$ 524 from PPSP R Pre-70 and R$ 565 from PPSP NR Pre-70.

45

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

TCF commitments have a 20-year maturity with semiannual interest payments of 6% per year on the updated payable balance. On the same date, the company had an inventory of oil and / or oil products given as guarantee for the TCF in the amount of R$ 14,293.

It should be noted that the TCF balance is a commitment already recorded in Petrobras' financial statements, making up the recording of the actuarial liability amount.

On January 15, 2021, the Company made the partial early settlement of the Pre-70 Term of Financial Commitment (TCF Pre-70) in the amount of R$ 4,493, of which R$ 2,432 from PPSP R Pre-70 and R$ 2,061 of the PPSP NR Pre-70. With the payment, the amount of collateral is being reviewed.

The estimated interest payment on the TCFs, for 2021, totals R$ 504.

b.3) Petros Plan 2

The Petros 2 Plan was implemented in July 2007, in the form of variable contribution, and is open to new members.

The portion of this plan with a defined benefit characteristic refers to the coverage of risk with disability and death, guarantee of a minimum benefit and lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with a defined contribution characteristic is intended to form a reserve for programmed retirement, whose contributions are recognized in the income statement in accordance with the payment.

The company's contribution to the defined contribution portion totaled R$ 911 in 2020 (R$ 976 in 2019).

The portion of the contribution with a defined benefit characteristic is suspended from July 1st, 2012 to June 30, 2021, as decided by the Petros Foundation's Deliberative Council, which was based on the recommendation of the Petros Foundation's actuarial consultancy. Accordingly, all contributions from this period are being allocated to the participant's individual account.

The expected contributions from sponsor companies, for 2021, total R$ 978, referring to the defined contribution portion.

The average duration of the plan's actuarial liabilities is 22.07 years as of December 31, 2020 (23.34 years as of December 31, 2019).

19.2.	Net actuarial liabilities and expenses calculated by independent actuaries and fair value of plans assets
a)	Changes in obligations recognized in the Statement of Financial Position

Represents the company's obligation, net of guarantee assets and discounted to present value, calculated according to the methodology established in CPC 33 (R1) - Employee Benefits, approved by CVM Deliberation No. 695/2012, which differs from the accounting practices adopted by the pension funds regulated by the National Supplementary Pension Council.

As of December 31, 2020, the reduction of actuarial liabilities with post-employment benefit plans of R$ 25,493 basically refers to the actuarial gain of R$ 12,853, recognized in shareholders’ equity, with the remeasurement of liabilities, resulting from changes in actuarial assumptions 2020 x 2019 and actuarial gain of R$ 13,062, recognized in other operating income, as past service cost, due to the change in the AMS health plan costing rule.

	2020
	Pension Plans			AMS Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2			Total
Amounts recognized in the Statement of Financial Position
Present value of obligations	82,354	25,003	6,115	27,836	136	141,444
(-) Fair value of plan assets	(44,951)	(11,498)	(3,638)	−	(60)	(60,147)
Net actuarial liabilities on December 31	37,403	13,505	2,477	27,836	76	81,297
Changes in net actuarial liabilities
Balance on January 1st	41,239	13,154	3,987	48,312	98	106,790
Recognized in income – cost and expenses	454	206	571	(8,461)	14	(7,216)
Service cost (**)	(1,606)	(477)	280	(11,882)	1	(13,684)
Interest cost, net	2,060	683	291	3,421	13	6,468
Recognized in the Statement of Financial Position - other comprehensive income	(1,833)	1,519	(2,081)	(10,417)	(41)	(12,853)
Losses (gains) of remeasurement	(1,833)	1,519	(2,081)	(10,417)	(41)	(12,853)
Cash effect	(2,457)	(1,374)	−	(1,598)	(4)	(5,433)
Payment of contributions	(1,324)	(416)	−	(1,598)	(4)	(3,342)
Payment of Term of Financial Commitment	(1,133)	(958)	−	−	−	(2,091)
Other changes	−	−	−	−	9	9
Others	−	−	−	−	9	9
Balance of actuarial liability on December 31	37,403	13,505	2,477	27,836	76	81,297
Obligation with contributory contribution for revision of lump sum death benefit	1,699	507				2,206
Total obligation with health and pension plans	39,102	14,012	2,477	27,836	76	83,503
(*) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans,
(**) Includes the gain from past service cost, in the amount of R$ 2,105 due to the change in the PPSP R and PPSP NR plans and R$ 13,062 due to the change in the AMS health care plan costing rule,
46

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	2019
	Pension Plans			AMS Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2			Total
Amounts recognized in the Statement of Financial Position
Present value of obligations	84,320	24,001	6,741	48,312	152	163,526
(-) Fair value of plan assets	(43,081)	(10,847)	(2,754)	−	(54)	(56,736)
Net actuarial liabilities on December 31	41,239	13,154	3,987	48,312	98	106,790
Changes in net actuarial liabilities
Balance on January 1st	27,711	11,161	1,591	47,411	275	88,149
Recognized in income – cost and expenses	2,213	834	294	4,850	26	8,217
Service cost	200	24	154	813	8	1,199
Interest cost, net	2,013	810	140	4,037	18	7,018
Recognized in the Statement of Financial Position - other comprehensive income	17,101	3,357	2,170	365	18	23,011
Losses (gains) of remeasurement	17,101	3,357	2,170	365	18	23,011
Cash effect	(4,212)	(1,504)	−	(1,745)	(28)	(7,489)
Payment of contributions	(1,350)	(428)	−	(1,745)	(28)	(3,551)
Payment of Term of Financial Commitment	(2,862)	(1,076)	−	−	−	(3,938)
Other changes	(1,574)	(694)	(68)	(2,569)	(193)	(5,098)
Discontinued operations	(1,574)	(694)	(68)	(2,569)	(3)	(4,908)
Others	−	−	−	−	(190)	(190)
Balance of actuarial liability on December 31	41,239	13,154	3,987	48,312	98	106,790
(*)Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

b) Present value of the Obligation

As of December 31, 2020, the effect of updating the assumptions on the present value of the obligations of the pension and health plans was R$ 11,328 and basically reflects the actuarial gain in the premise for experience, with emphasis on the exit of participants on the PDV, the actuarial loss on the financial assumption, impacted by the variation in the discount rate, and the gain resulting from the reduction in the rate of variation in hospital medical costs (VCMH).

	2020
	Pension Plans			AMS Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2			Total
Changes
Present value of obligations at beginning of year	84,320	24,001	6,741	48,312	152	163,526
Recognized in income	3,176	974	767	(8,461)	18	(3,526)
Interest cost	4,782	1,451	487	3,421	17	10,158
Service cost (**)	(1,606)	(477)	280	(11,882)	1	(13,684)
Recognized in the Statement of Financial Position - other comprehensive income	(786)	1,124	(1,214)	(10,417)	(35)	(11,328)
Remeasurement: Actuarial (gains)/losses – experience (***)	(2,323)	1,228	294	(3,573)	2	(4,372)
Remeasurement: Actuarial (gains)/losses – demographic hypotheses	−	−	(106)	7	5	(94)
Remeasurement: Actuarial (gains)/losses – financial hypotheses	1,537	(104)	(1,402)	(6,851)	(42)	(6,862)
Others	(4,356)	(1,096)	(179)	(1,598)	1	(7,228)
Benefits paid, net of assisted contributions	(4,743)	(1,174)	(179)	(1,598)	(9)	(7,703)
Contributions from participants	387	78	−	−	1	466
Others	−	−	−	−	9	9
Present value of obligations at the end of the year	82,354	25,003	6,115	27,836	136	141,444
(*)Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans,

(**) Includes the gain from past service cost, in the amount of R$ 2,105 due to the change in the PPSP R and PPSP NR plans and R$ 13,062 due to the change in the AMS health care plan costing rule.

(***) Includes effect of extraordinary contributions - New PED.

	2019
	Pension Plans			AMS Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2			Total
Changes
Present value of obligations at beginning of year	64,665	20,816	3,861	47,411	432	137,185
Recognized in income	5,555	1,725	482	4,850	33	12,645
Interest cost	5,355	1,701	328	4,037	25	11,446
Service cost	200	24	154	813	8	1,199
Recognized in the Statement of Financial Position - other comprehensive income	21,621	4,253	2,760	365	27	29,026
Remeasurement: Actuarial (gains)/losses – experience (**)	4,793	72	(139)	(10,246)	(29)	(5,549)
Remeasurement: Actuarial (gains)/losses – demographic hypotheses	184	243	(175)	(694)	(5)	(447)
Remeasurement: Actuarial (gains)/losses – financial hypotheses	16,644	3,938	3,074	11,305	61	35,022
Others	(7,521)	(2,793)	(362)	(4,314)	(340)	(15,330)
Discontinued operations	(3,519)	(1,199)	(230)	(2,569)	(3)	(7,520)
Benefits paid, net of assisted contributions	(4,326)	(1,656)	(132)	(1,745)	(7)	(7,866)
Contributions from participants	324	62	−	−	1	387
Others	−	−	−	−	(331)	(331)
Present value of obligations at the end of the year	84,320	24,001	6,741	48,312	152	163,526
(*)Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.
(**) Includes effect of extraordinary contributions – PED 2015.

47

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

						2020	2019
	Pension Plan			Health Care Plan
Maturity profile of the present value of the obligations	PPSP-R (*)	PPSP-NR (*)	PP2	A M S	Other plans	Total	Total
Until 1 year	4,567	1,620	159	1,354	6	7,706	7,751
From 1 to 5 years	17,179	5,815	773	4,499	23	28,289	37,508
From 6 to 10 years	18,055	5,898	756	5,176	26	29,911	32,429
From 11 to 15 years	17,096	4,044	754	4,464	25	26,383	26,031
Above 15 years	25,457	7,626	3,673	12,343	56	49,155	59,807
Total	82,354	25,003	6,115	27,836	136	141,444	163,526

(*)Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

c) Fair value of plan assets

The effects on the economy resulting from the health crisis triggered a generalized fall in the prices of financial assets in the first half of 2020, where measures to combat the pandemic led to a sharp retraction in GDP. However, through public policies, in particular emergency aid, it was possible for the economy to recover relatively strongly in the second half of the year with the recovery of financial asset prices in relation to 2019 levels.

This same recovery movement can be seen in the performance of the investment portfolios of the pension plans sponsored by Petrobras, which obtained positive returns above inflation (4.52% IPCA inflation index), with emphasis on the PPSP-R and PPSP-NR plans, which exceeded respective actuarial goals.

	2020
	Pension plans			Health care plans
	PPSP-R (*)	PPSP-NR(*)	PP2	AMS	Other plans	Total
Changes
Fair value of plan assets at beginning of year	43,081	10,847	2,754	−	54	56,736
Recognized in income - costs and expenses	2,722	768	196	−	4	3,690
Interest income	2,722	768	196	−	4	3,690
Recognized in the Statement of Financial Position - other comprehensive income	1,047	(395)	867	−	6	1,525
Remeasurement: Return on assets in excess of interest income	1,047	(395)	867	−	6	1,525
Cash effect	2,457	1,374	−	1,598	4	5,433
Contributions paid by the company	1,324	416	−	1,598	4	3,342
Payments linked to the term of financial commitment	1,133	958	−	−	−	2,091
Other changes	(4,356)	(1,096)	(179)	(1,598)	(8)	(7,237)
Contributions of participants	387	78	−	−	1	466
Benefits paid by the plan, net of assisted contributions	(4,743)	(1,174)	(179)	(1,598)	(9)	(7,703)
Others	−	−	−	−	−	−
Fair value of plan assets at the end of year	44,951	11,498	3,638	−	60	60,147
(*)Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

	2019
	Pension plans			AMS Health Care Plan	Other plans
	PPSP-R(*)	PPSP-NR(*)	PP2			Total
Changes
Fair value of plan assets at beginning of year	36,954	9,655	2,270	−	157	49,036
Recognized in income - costs and expenses	3,342	891	188	−	7	4,428
Interest income	3,342	891	188	−	7	4,428
Recognized in the Statement of Financial Position - other comprehensive income	4,520	896	590	−	9	6,015
Remeasurement: Return on assets in excess of interest income	4,520	896	590	−	9	6,015
Cash effect	4,212	1,504	−	1,745	28	7,489
Contributions paid	1,350	428	−	1,745	28	3,551
Payment of term of financial commitment	2,862	1,076	−	−	−	3,938
Other changes	(5,947)	(2,099)	(294)	(1,745)	(147)	(10,232)
Discontinued operations	(1,945)	(505)	(162)	−	−	(2,612)
Contributions of participants	324	62	−	−	1	387
Benefits paid by the plan, net of assisted contributions	(4,326)	(1,656)	(132)	(1,745)	(7)	(7,866)
Others	−	−	−	−	(141)	(141)
Fair value of plan assets at the end of year	43,081	10,847	2,754	−	54	56,736
(*)Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

Seeking to maintain a good performance in its investments, the Petros Foundation prepares annual Investment Policies specific to each plan that have the function of defining the management of its assets for a period of five years. The model for obtaining the best portfolio for the plans follows two methodologies: (i) for defined benefit plans, the search for the least mismatch in net cash flow, conditioned to the achievement of the actuarial goal; and (ii) for the variable contribution plan, the achievement of the actuarial goal with the lowest possible market risk (VaR). The plan's asset portfolio must comply with the rules defined by the National Monetary Council.

48

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The continuous improvement of Investment Policies, especially in the last biennium, where new concepts such as a Total Portfolio approach to Financial Risk Management and a focus on the evolution of liabilities, brought a gain to the management of plan assets, including, but not limited to, improvements in governance, transparency in the management objective and greater methodological robustness. The ALM - Asset and Liability Management model is used to resolve mismatches in the net cash flow of the benefit plans managed by Fundação Petros, considering parameters of liquidity and solvency, adopting the horizon of 30 years in the simulations.

Pension plan assets, segregated by category, are as follows:

	Consolidated
	2020				2019
Categories of plan assets	Prices quoted in active market	Prices not quoted in active market	Total fair value	%	Total fair value(	%
Cash and cash equivalents	−	4,402	4,402	7	3,881	7
Fixed income investments	22,718	14,615	37,333	62	35,417	62
Federal securities	22,718	2,344	25,062	-	24,908	-
Fixed income funds	−	7,790	7,790	-	6,482	-
Other investments	−	4,481	4,481	-	4,027	-
Variable income investments	12,355	714	13,069	22	11,710	21
Shares	12,355	−	12,355	-	11,095	-
Other investments	−	714	714	-	615	-
Structured investments	14	572	586	1	747	1
Buildings	−	2,926	2,926	5	3,090	5
	35,087	23,229	58,316	97	54,845	97
Loans to participants	−	1,831	1,831	3	1,891	3
Fair value of plan assets at the end of the year	35,087	25,060	60,147	100	56,736	100
(*)Values restated for better comparability with the current year.

Loan assets granted to participants are valued at amortized cost, which is close to market value.

As of December 31, 2020, investments include debentures, in the amount of R$ 45, in addition to common shares, in the amount of R$ 6, all issued by Petrobras, and properties rented by the company in the amount of R$ 1,320.

d)Components of pension and health care plans expenses recognized in the Statement of Income

						2020	2019
	Pension plans			Health Care Plan
	PPSP-R (*) PPSP-NR (*) PP2				Other plans	Total	Total
Present value of the obligation – cost and expenses	3,176	974	767	(8,461)	18	(3,526)	12,645
Fair value of assets – costs and expenses	(2,722)	(768)	(196)	−	(4)	(3,690)	(4,428)
Obligation with contributory contribution – review of lump death benefit	1,699	507				2,206	−
Expense recognized in the Statement of Income	2,153	713	571	(8,461)	14	(5,010)	8,217
Active employees – cost and expenses	529	74	479	(1,621)	8	(531)	2,826
Inactive employees - other operating expenses (**)	1,624	639	92	(6,840)	6	(4,479)	5,391
Expense recognized in the Statement of Income	2,153	713	571	(8,461)	14	(5,010)	8,217

(*) Includes the balance of the PPSP-R Plans pre-70 and PPSP-NR pre-70.

(**) Includes the amount of (R$ 4,630) related to the actuarial review and R$ 151 related to the update of the obligation with contributory contribution - revision of the lump sum death benefit.

49

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
19.3.	Main actuarial assumptions adopted in the actuarial calculation
2020
Pension plans
	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2	AMS Health Care Plan
Nominal discount rate (Real rate + Inflation) (1)	5.83% (05/2020) 7.03% (12/2020)	5.77% (05/2020) 6.97% (12/2020)	6.55%	6.55%	7.44%	7.20%
Nominal wage growth rate (Real rate + Inflation) (2)	4.75%	4.54%	4.75%	4.54%	6.20%	According to Pension Plan Type
Rate of change in medical and hospital costs (3)	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	6.17% to 3.90% p.a.
General mortality table	EX-PETROS 2013 (bidecremental)	EX-PETROS 2020 (bidecremental)	EX-PETROS 2016 (bidecremental)	EX-PETROS 2020 (bidecremental)	AT-2012 IAM basic fem smoothed 10%	EX-PETROS 2013 (bidecremental)
Disability entry table	American group	American group	Not applicable	Not applicable	Álvaro Vindas smoothed in 40%	Álvaro Vindas smoothed in 40%
Disability mortality table	AT-49 male	AT-49 male	MI 2006, by sex, smoothed in 20%	Petros experience 2014	IAPB-57 Strong smoothed in 20%	AT-49 male
Age of retirement	Men - 56 years Women - 55 years	Men - 58 years Women - 56 years	Men - 56 years Women - 55 years	Men - 58 years Women - 56 years	First eligibility	Men - 56 years Women - 55 years

(1) Inflation curve being projected based on the market at 3.32% for 2021 and reaching 3.9% from 2025 onwards.
(2) Salary growth rate only for sponsor Petrobras, based on the job and wage plan.
(3) Decreasing rate reaching the projected long-term inflation expectation in the next 30 years. Refers only to the fee of the sponsor Petrobras.

2019
	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2	AMS Health Care Plan
Nominal discount rate (Real rate + Inflation) (1)	7.13%	7.10%	6.82%	6.81%	7.30%	7.19%
Nominal wage growth rate (Real rate + Inflation) (2)	4.61%	4.34%	4.61%	4.34%	6.40%	According to Pension Plan Type
Rate of change in medical and hospital costs (3)	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	10.46% to 3.50% p.a.
General mortality table	EX-PETROS 2013 (bidecremental)	EX-PETROS 2020 (bidecremental)	EX-PETROS 2016 (bidecremental)	EX-PETROS 2020 (bidecremental)	AT-2000 female smoothed in 10%	EX-PETROS 2013 (bidecremental)
Disability entry table	American group	American group	Not applicable	Not applicable	American group smoothed in 40%	American group
Disability mortality table	AT-49 male	AT-49 male	MI 2006, by sex, smoothed in 20%	MI 2006, by sex, smoothed in 20%	IAPB 1957 Strong	AT-49 male
Age of retirement	Men - 56 years Women - 55 years	Men - 58 years Women - 56 years	Men - 56 years Women - 55 years	Men - 58 years Women - 56 years	First eligibility	Men - 56 years Women - 55 years

(1) Inflation curve being projected based on the market at 3.61% for 2020 and reaching 3.5% from 2035 onwards.
(2) Salary growth rate only for sponsor Petrobras, based on the job and wage plan.
(3) Decreasing rate reaching the projected long-term inflation expectation in the next 30 years. Refers only to the fee of the sponsor Petrobras.

19.4.	Sensitivity analysis of the main actuarial assumptions

The 1 p.p. variation in the discount rate and medical costs assumptions would have the following effects:

50

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	Discount rate				Rate of change in medical and hospital costs
	Pension plan		Health care plan		Health care plan
	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.
Actuarial obligation	(12,346)	15,924	(3,484)	4,412	4,455	(3,386)
Service cost and interest	(24)	1	(188)	240	593	(421)

19.5.	Petros 3 Plan (PP-3)

On October 1, 2020, the Board of Directors approved the submission of the PP-3 for analysis by the Secretaria de Coordenação e Governança das Empresas Estatais (SEST) and to the Superintendência Nacional de Previdência Complementar (PREVIC), after adjustments to the Plan's regulations.

PP-3 will be a pension plan option, in the defined contribution modality, for voluntary and exclusive migration to participants and beneficiaries of the PPSP-R and PPSP-NR plans, both post-70.

With the implementation, after obtaining a successful conclusion of the study, the Company will carry out an actuarial review of origin plans to determine the effect of the cost of the past service, resulting from the reduction of the plan, with recognition in the Statement of Income of the year.

On January 27, 2021, PREVIC and SEST approved the creation of the PP-3 with start-up scheduled for the second quarter of 2021.

Accounting practice

Obligations with defined benefit and pension plans and healthcare plans are provisioned based on an actuarial calculation prepared annually by an independent actuary, according to the projected credit unit method, net of plan's guarantee assets, when applicable. The projected unit credit method considers each period of service as a triggering event for an additional benefit unit, which are accumulated to calculate the final obligation, and considers certain actuarial assumptions that include: demographic and economic estimates, estimates of medical costs, as well as historical data on employee expenses and contributions.

The service cost is recognized in the Statement of Income and comprises: i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from the service provided by the employee in the current period; ii) past service cost, which is the change in the present value of the defined benefit obligation for service provided by employees in previous periods, resulting from a change (introduction, changes or the cancellation of a defined benefit plan) or a reduction (a significant reduction, by the entity, in the number of employees covered by a plan); and iii) any gain or loss on settlement.

Net interest on the net value of the defined benefit liability is the change, during the period, in the net value of the defined benefit liability resulting from the passage of time. Such interest is recognized in the Statement of Income.

Remeasurements of the net value of a defined benefit liability are recognized in Shareholders’ Equity, in other comprehensive income, and comprise: i) actuarial gains and losses and ii) return on plan assets, excluding amounts considered in net interest on the liability value, net of defined benefit asset.

The company also contributes to defined contribution plans, the percentages of which are based on the payroll, and these contributions are taken to income when incurred.

51

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
20.	Provisions for legal proceedings

20.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) actions of outsourced employees;
•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) alleged misappropriation of VAT (ICMS) tax credits; and (iii) fines for non-compliance with accessory tax obligations;
•	Civil claims relating to: (i) lawsuits related to contracts; (ii) royalties and special participation charges, including royalties over shale extraction; and (iii) penalties applied by ANP relating to measurement systems.
•	Environmental claims specially regarding: (i) compensation and fines relating to an environmental accident in the State of Paraná in 2000; and (ii) fines relating to the Company’s offshore operation.

Provisions for legal proceedings are set out as follows:

	Consolidated		Parent Company
Current and Non-current liabilities	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Labor claims	3,667	3,608	3,401	3,374
Tax claims	2,538	1,865	2,459	1,788
Civil claims	3,706	6,138	2,963	5,786
Environmental claims	1,516	935	1,478	935
Total	11,427	12,546	10,301	11,883

	Consolidated		Parent Company
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Opening Balance	12,546	28,695	11,883	22,257
Additions, net of reversals	2,494	4,449	2,126	4,273
Use of provision	(3,814)	(21,050)	(3,770)	(16,095)
Accruals and charges	104	1,492	62	1,448
Transfer to assets held for sale	−	(1,136)	−	−
Others	97	96	−	−
Closing balance	11,427	12,546	10,301	11,883

In preparing the financial statements for the period ended December 31, 2020, the company considered all available information related to the processes in which it is a party involved in making the estimates of the amounts of the obligations and the probability of outflow of funds.

In 2020, the reduction in liabilities arises mainly from changes in the following cases: (i) use of provision amounting to R$ 2,991 related to civil claims involving contractual issues, mainly due to agreements; (ii) use of provision amounting to R$ 331 referring to the agreement approved by the STF in claim for compensation of loss of income in a lawsuit filed by Sergás and the State of Sergipe; mainly offset by: (iii) R$ 509 in the provision for civil litigation involving contractual matters; (iv) R$ 390 in the provision for lawsuits involving a refinery engineering contract; (v) R$ 508 for the transfer to probable loss in lawsuits involving environmental fines relating to the company's operation; (vi) R$ 181 for the transfer to probable loss in an VAT Tax collection action in operations of refining internal consumption; and (vii) R$ 477 in fines for non-compliance with accessory state tax obligations.

52

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
20.2.	Judicial deposits

The company makes deposits at the judicial stage in order to suspend the enforceability of the tax debt and allow the taxpayer to maintain its fiscal regularity. Judicial deposits are presented according to the nature of the corresponding causes:

	Consolidated		Parent Company
Non-current assets	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Tax	26,785	23,885	26,715	23,809
Labor	4,317	4,258	4,137	4,085
Civil	5,688	4,361	5,674	4,347
Environmental	588	645	566	620
Others	460	49	395	−
Total	37,838	33,198	37,487	32,861

	Consolidated		Parent Company
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Opening Balance	33,198	26,003	32,861	24,476
Additions	4,672	7,942	4,618	7,796
Use	(441)	(739)	(393)	(685)
Financial accruals and charges	431	1,300	427	1,274
Transfer to assets held for sale	−	(1,305)	−	−
Others	(22)	(3)	(26)	−
Closing balance	37,838	33,198	37,487	32,861

In 2020, the company made judicial deposits in the amount of R$ 4,672, including: (i) R$ 1,446 related to the chartering of platforms due to the legal dispute related to the withholding income tax; (ii) R$ 1,469 referring to IRPJ and CSLL for not adding the income of subsidiaries and associated companies domiciled abroad to the IRPJ and CSLL calculation base; (iii) R$ 1,130 referring to the unification of fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (iv) R$ 421 deposit as guarantee for a ship seizure operation; and (v) R$ 359 related to the collection of IRPJ and CSLL due to the deduction of expenses for the contribution to the Petros Plan.

20.3.	Contingent liabilities

Legal proceedings that constitute present obligations whose outflow of resources is not probable or for which it is not possible to make a sufficiently reliable estimate of the amount of the obligation, as well as those that do not constitute present obligations, are not recognized, but are disclosed, unless that the possibility of outflow of resources be remote.

The contingent liabilities, plus interest and monetary restatement, estimated for the lawsuits on December 31, 2020, whose likelihood of loss is considered possible, are shown in the table below:

	Consolidated
Nature	12.31.2020	12.31.2019
Tax	127,375	130,499
Labor	42,505	39,235
Civil - General	24,012	24,097
Civil - Environmental	7,613	6,352
Total	201,505	200,183

The tables below detail the main causes of tax, labor, civil and environmental nature, whose expectations of losses are classified as possible.

53

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Description of tax matters	Estimate
	12.31.2020	12.31.2019
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF), occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company, and will continue to defend its opinion.

The other claims, concerning CIDE and PIS/COFINS, involve lawsuits in different administrative and judicial stages, for which the Company understands there is a possible likelihood of loss, since there are legal predictions in line with the position of the Company.

	49,536	46,884
2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company.	21,340	21,057
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages. The company obtained a final decision at CARF, canceling part of the debts.	4,057	4,106
4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting defense judgment and appeals at the administrative and judicial levels.	4,222	4,000
5) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.
Current status: This claim involves lawsuits in different judicial stages.	2,358	2,333
6) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of the amounts paid as an incentive to renegotiate the Petros Plan (active and inactive employees) and past service.
Current status: The claim involves lawsuits in different administrative and judicial stages.	2,431	2,160
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória
7) Collection of the tax levied on services provided in maritime waters (ISSQN), in favor of some municipalities in the State of Espírito Santo, on the grounds that the service was carried out in their "respective maritime territories".
Current status: This claim involves lawsuits in different administrative and judicial stages.	5,490	5,039
Plaintiff: States of SP, RJ, BA, PA, AL, MA, PB and SE Finance Departments
8) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: There are notices issued by the States, some of which are still discussed at the administrative level and others at the judicial level. The exposure was reduced due to the inclusion of VAT Tax debts in state amnesty program of Rio de Janeiro.	1,993	4,799
Plaintiff: States of RJ, AL and BA Finance Departments
9) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,093	4,426
Plaintiff: States of RJ, AL, AM, PA, BA, GO, MA, SP and PE Finance Departments
10) Alleged failure to write-down VAT (ICMS) credits related to exempted or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,249	4,265
Plaintiff: States of RJ, BA, PE, SE and AM Finance Departments
11) The plaintiff alleges that the transfers between branches, especially in RJ, without segregating VAT (ICMS), under the special regime, reduced the total credits of the central department.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,218	3,986
Plaintiff: States of SP, SC and RS Finance Departments
12) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas, instead of MS State.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court. In the judgment of a lawsuit filed by the State of MS against the States of SP, SC and RS in the STF, the State of MS was considered the legitimate creditor of the tax. After the Supreme Court decision, the expectation was changed to remote loss. This decision has not yet become final, and an appeal period is in progress for the States of SP, SC and RS.	−	2,581
Plaintiff: States of RJ and PR Finance Departments
13) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2020, the federal and state laws of RJ recognized the remission/amnesty on these debts. As a result, the loss expectation is deemed remote in RJ's lawsuits.	110	2,555
Plaintiff: States of GO, RJ, PA, BA, SE, AL, SP and PR Finance Departments
14) Appropriation of ICMS credit on the acquisition of goods (products in general) that, in the understanding of the inspection, would fit into the concept of material for use and consumption, being the tax credit undue.
Current status: The issue involves several administrative and judicial proceedings.	2,689	2,428
Plaintiff: States of PR, AM, BA, PA, PE, SP and AL Finance Departments
15) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	2,035	2,300
Plaintiff: State of SP Finance Department
16) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,162	2,277
Plaintiff: States of RJ, SP, BA, PE, RS, PR and SE Finance Departments
17) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different judicial stages. Exposure reduction due to the loss expectation revision on this matter.	1,719	2,267
Plaintiff: States of RJ, SP, BA, AL, PB and AM Finance Departments
18) Misappropriation of VAT tax credit (ICMS) on the acquisitions of drills and chemicals used in the formulation of drilling fluid, per the tax authorities.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,174	2,059
Plaintiff: Secretariat of the Federal Revenue of Brazil
19) Income taxes (IRPJ and CSLL) - Amortization of goodwill on the acquisition of equity interests.
Current status: This claim involves lawsuits in different administrative stages.	1,694	920
20) Other tax matters	10,805	10,057
Total for tax matters	127,375	130,499
54

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Description of labor matters	Estimate
	12.31.2020	12.31.2019
Plaintiff: Employees and Sindipetro Union of ES, RJ, BA, MG, SP, PE, PB, RN, CE, PI, PR and SC..
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The Superior Labor Court (Tribunal Superior do Trabalho - TST) denied the special appeal filed by the Company. Petrobras filed an appeal, which is currently pending judgment by the Federal Supreme Court. On July 26, 2018, the president minister of the Federal Supreme Court (Supremo Tribunal Federal - STF) granted Petrobras' request to prevent the effects of the judgment of the TST, determining the suspension of individual and class actions on this subject, pending the deliberation on this matter in the Supreme Court or further deliberation of the rapporteur minister assigned to this case. On August 13, 2018, the selected Rapporteur confirmed the decision of the president minister and extended its effects to the ongoing actions on the matter, suspending all cases relating to this subject.	34,711	31,164
2) Other labor matters	7,794	8,071
Total for labor matters	42,505	39,235

Description of civil matters	Estimate
	12.31.2020	12.31.2019
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
1) Administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields.
Current status: The claims involve lawsuits in different administrative and judicial stages.	4,821	3,597
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis – ANP and other agencies
2) Administrative and legal proceedings about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation. It also includes fines imposed by other agencies.
Current status: The claims involve lawsuits in different administrative and judicial stages.	2,036	2,529
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
3) Proceedings challenging an ANP order requiring Petrobras to unite Tupi and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows:

a) Tupi and Cernanbi: initially, the Company made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the payment of these alleged differences were made directly to ANP, and such judicial deposits were resumed in the 2nd Quarter of 2019. Arbitration remains suspended by court decision;

b) Baúna and Piracicaba: the Court reassessed previous decision that disallowed judicial deposits, therefore the Company is currently depositing the controversial amounts. The arbitration is stayed.

c) Tartaruga Verde and Mestiça: The Company has authorization to make the judicial deposits relating to these fields. The Regional Federal Court of the Second Region has the opinion that the Chamber of Arbitration has jurisdiction on this claim and the arbitration is ongoing..

	2,446	1,576
Plaintiff: EIG Management Company in USA

4) Lawsuit in the USA regarding Sete Brasil.

Current status: The lawsuit brought by EIG and its affiliates alleges that the Company has committed fraud by inducing the claimants to invest in "Sete" through communications that would have omitted an alleged corruption scheme involving Petrobras and "Sete". During the year 2020, the case continued at the stage of producing evidence in the lower court. The next procedural phases are expected to be scheduled, including the final merit hearing. Decrease in value mainly due to the closure in 2020 of several arbitrations in Brazil relating to the Sete Brasil matter.

	273	4,128
Plaintiff: Agência Estadual de Regulação de Serviços Públicos de Energia, Transportes e Comunicações da Bahia (AGERBA) and State Gas Companies
5) Public Civil Action (ACP) to discuss the alleged illegality of the gas supply made by the company to its Nitrogenated Fertilizer Production Unit (FAFEN / BA) and other lawsuits in which the state monopoly on piped gas services is discussed.
Current status: The issue involves proceedings at different judicial stages.	1,601	1,205
6) Other civil matters, highlighting demands related to contracts and civil liability.	12,835	11,062
Total for civil matters	24,012	24,097

Description of environmental matters	Estimate
	12.31.2020	12.31.2019
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.
1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.
Current status: The court partially ruled in favor of the plaintiff. However, both parties (the plaintiff and the Company) filed an appeal. The appeals were partially granted.	2,206	1,894
2) Various environmental proceedings, with emphasis on fines related to the company's operations and public civil action for alleged environmental damage due to the sinking of Platform P-36.	5,407	4,458
Total for environmental matters	7,613	6,352

20.4.	Class action in Netherlands and arbitrations in Brazil and in Argentina

20.4.1 Class action in Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Fundação") filed a class action in the Netherlands, in the District Court of Rotterdam, against Petróleo Brasileiro SA - Petrobras, Petrobras International Braspetro BV (PIB BV), Petrobras Global Finance BV (PGF), Petrobras Oil & Gas BV (PO&G) and some former Petrobras managers.

55

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The Foundation claims that it represents the interests of an unidentified group of investors and claims that, based on the facts revealed by Lava Jato Operation, the defendants acted unlawfully towards investors. Based on these allegations, the Foundation seeks a series of court statements by the Dutch court.

On August 23, 2017, a hearing was held at the Rotterdam District Court (“Court”) to establish the timetable for the process. Petrobras and other defendants filed preliminary defenses on November 29, 2017 and the Foundation submitted its response on March 28, 2018. On June 28, 2018, a hearing was held to present the parties' oral arguments. On September 19, 2018, the Court handed down its decision on these preliminary matters, having understood that it has jurisdiction to judge most of the requests made by the Foundation. There was no analysis regarding the merits of the case, as the court ruled only on procedural issues.

On January 29, 2020, the Court determined that shareholders who understand Portuguese and / or who bought shares through intermediaries or other agents who understand that language, among other shareholders, are subject to the arbitration clause provided for in the company's Bylaws, remaining out of the collective action proposed by the Foundation. The Court also considered the binding effect of the agreement signed to close the United States' class action. In this way, the Foundation needs to demonstrate that it represents a sufficient number of investors to justify pursuing collective action in the Netherlands. The Foundation and Petrobras expressed their views on the issues addressed in that decision and presented their oral arguments at a hearing held on January 26, 2021.

The class action concerns complex issues and the result is subject to substantial uncertainties, which depend on factors such as: the legitimacy of the Foundation to represent the interests of investors, the laws applicable to the case, the information obtained from the production phase of evidence, expert analysis, timetable to be defined by the Court and judicial decisions on key issues in the process as well as the fact that the Foundation seeks only a declaratory decision. It is not possible to predict at the moment whether the company will be responsible for the effective payment of indemnities in eventual future individual actions, as this analysis will depend on the result of these complex procedures. In addition, it is not possible to know which investors will be able to file subsequent individual actions related to this matter against Petrobras.

In addition, the claims made are broad, spanning a multiannual period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of the final resolution of that action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. Petrobras is a victim of the corruption scheme revealed by the Lava-Jato Operation and intends to present and prove this condition before the Dutch court.

In view of the uncertainties that exist at the moment, it is not possible to carry out any reliable assessment regarding possible risks related to this litigation. The eventual indemnity for the alleged damages will only be determined by judicial decisions in subsequent actions to be presented by individual investors. The Foundation cannot claim damages for collective action.

Petrobras and its subsidiaries deny the allegations presented by the Foundation and intend to defend themselves firmly.

20.4.2Arbitrations in Brazil

Petrobras is also currently a party to seven arbitrations proceedings before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado - CAM), linked to the Brazilian Stock Exchange (B3), brought by investors who purchased Petrobras’ shares traded in B3. Six of these arbitrations were initiated by national and foreign investors. The other proceeding was brought by an association that is not a shareholder of the Company and intends to be a collective arbitration, through representation of all minority shareholders of Petrobras that acquired shares in B3 between January 22, 2010 and July 28, 2015. Investors intend for the company to indemnify them for the alleged financial losses caused by the decrease in the price of Petrobras shares listed on the stock exchange in Brazil, resulting from the acts revealed by Lava Jato Operation.

These arbitrations involve very complex issues, which are subject to substantial uncertainties and which depend on factors such as: unprecedented legal theses, schedules yet to be defined by the Arbitral Courts, the obtaining of evidence in the hands of third parties or opponents and expert analyzes.

Furthermore, the claims made are broad and span several years. The uncertainties inherent in all of these issues affect the amount and timing of the final decision on these arbitrations. As a result, the company is unable to produce a reliable estimate of the potential loss in these arbitrations.

Depending on the outcome of all these cases, the company may have to pay substantial amounts, which could have a material adverse effect on its financial condition, consolidated results or consolidated cash flow in a given period. However, Petrobras does not acknowledge responsibility for the alleged losses alleged by investors in these arbitrations, nor is it appropriate for collective arbitration.

Most of these arbitrations are still far from an outcome, either in preliminary stages or beginning the phase of producing evidence, so that there is no provision for the judgment of the respective arbitral courts.

56

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

However, in one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial arbitral award was issued that indicates the company's responsibility, but does not determine the payment of amounts by Petrobras, nor does it end the procedure. This arbitration is confidential, as well as the others in progress, and the partial sentence that does not represent a CAM position, but only of the three arbitrators that make up this arbitration panel, does not extend to the other existing arbitrations.

On July 20, 2020, Petrobras filed a lawsuit for the annulment of this partial arbitration award, considering that it contains serious flaws and improprieties. This lawsuit is still pending and has not yet been judged. On November 11, 2020, the 5th Business Court of Rio de Janeiro annulled the partial arbitration award, due to these serious flaws and improprieties pointed out by Petrobras. There is still appeal against this decision. In compliance with CAM rules, the lawsuit is confidential. Petrobras will continue to defend itself in this and other arbitrations.

20.4.3Arbitrations in Argentina

On September 11, 2018, Petrobras was served of an arbitral claim filed by Consumidores Financieros Asociación Civil para su Defensa ("Association") against the company and other individuals and legal entities, before the “Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires”. Among other issues, the Association alleges Petrobras' liability for a supposed loss of market value of Petrobras' shares in Argentina, due to proceedings related to Lava Jato investigation.

On June 14, 2019, the Company informed that the Chamber of Arbitration recognized the withdrawal of the arbitration due to the fact that the Association had not paid the arbitration fee within the established period. The Association appealed to the Argentine Judiciary against this decision, which was rejected on November 20, 2019. The Association filed a new appeal addressed to the Argentine Supreme Court, pending a final decision.

Petrobras denies the allegations presented by the Association and intends to defend itself vigorously.

20.5.	Other legal proceedings in Argentina

Petrobras was included as a defendant in criminal actions in Argentina:

•	Criminal action for alleged non-compliance with the obligation to publish “press release” in the Argentine market about the existence of a class action filed by Consumidores Financieros Asociación Civil para su Defensa before the Commercial Court, according to the provisions of the Argentine capital market law. Petrobras was never mentioned in the scope of the referred collective action. Petrobras presented procedural defenses in the criminal action but some of them have not yet been judged by the court. This criminal action is pending before the Criminal Economic Court No. 3 of the city of Buenos Aires;
•	Criminal action related to an alleged fraudulent offer of securities, when Petrobras allegedly declared false data in its financial statements prior to 2015. Petrobras presented procedural defenses but some of them have not yet been judged by the court. September 14, 2020, the judge accepted the defense presented by the Company and decided that Petrobras could not be sued in a criminal case before the Argentine Justice. The Association appealed this decision, and the appeal is pending judgment. This criminal action is pending before the Criminal Economic Court No. 2 of the city of Buenos Aires.

20.6.	Tax recoveries under dispute

20.6.1 Deduction of VAT tax (ICMS) from the basis of calculation of PIS and COFINS

The Company filed complaints against Brazilian Federal Government challenging the constitutionality of the inclusion, since 2001, of VAT tax within the calculation basis of PIS and COFINS. The Company obtained a favorable and definitive court decision on this claim, recognizing the right to offset the amounts unduly paid under PIS and COFINS, and this decision became final and the respective asset recognized in the year 2020, according to note 17 of Taxes.

The credit recognized in the assets refers to the exclusion of the VAT Tax effectively collected from the calculation base of the PIS and COFINS contributions, according to the guidance of the Federal Revenue of Brazil (COSIT Consultation Solution 13), while the difference for the highlighted VAT Tax on the invoice was not recorded in the assets, as it still depends on a decision by the STF.

57

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Accounting policy

Provisions are recognized when: (i) the company has a present obligation as a result of a past event; (ii) it is probable that an outflow of funds that incorporate economic benefits will be necessary to settle the obligation, and (iii) the amount of the obligation can be estimated reliably.

Contingent liabilities are not recognized, but are disclosed in explanatory notes when the probability of outflow of funds is possible, including those whose values cannot be estimated.

The methodology used to measure the provisions is described in note 4.5.

Contingent assets are not recognized, but are disclosed in explanatory notes when the inflow of economic benefits is considered probable. However, if the inflow of economic benefits is virtually certain, the related asset is not a contingent asset and it is recognized.

21.	Provision for decommissioning costs

The table below details the provision for decommissioning costs amount per production area:

	Consolidated		Parent Company
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Onshore	8,453	5,640	8,052	5,390
Shallow waters	22,395	16,682	22,395	16,682
Deep and ultra-deep post-salt	50,800	35,250	50,800	35,250
Pre-salt	15,947	12,805	15,947	12,805
Total	97,595	70,377	97,194	70,127

The company annually reviews, with a base date of December 31, its estimated costs for decommissioning oil and gas production areas, together with its annual reserve certification process and when there are indications of changes in its premises.

	Consolidated		Parent Company
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Opening balance	70,377	58,637	70,127	58,332
Adjustment to provision	29,309	23,228	29,239	23,294
Transfers related to liabilities held for sale (*)	(2,793)	(12,261)	(2,793)	(12,261)
Payments made	(2,293)	(1,986)	(2,288)	(1,986)
Interest accrued	2,925	2,749	2,909	2,748
Others	70	10	−	−
Closing balance	97,595	70,377	97,194	70,127

(*) In 2020, includes transfers related mainly to concessions in Bahia (R$ 1,550) and concessions in Rio Grande do Norte (R$ 1,054), as per note 24. In 2019, includes transfers related to the Campos basin (R$ 10,404); concessions in Rio Grande do Norte (R$ 149); Bahia concessions (R$ 60); Frade field (R$ 471) and Baúna field (R$ 1,177).

In 2020, the revision of the provision resulted in an increase of R$ 29.3 billion, reflecting the Strategic Plan 2021-2025 and the revision of technical assumptions. We highlight the main factors:

•	an increase of R$ 20.5 billion attributable to the devaluation of the Real against the US Dollar (from R$ 4.03 /US$ 1.00 in 2019, to R$ 5.20 / US$ 1.00 in 2020), with an impact on dollar costs;
•	an increase of R$ 11.6 billion due to the anticipation of the abandonment schedule in some fields, mainly in the Tupi, Marlim Sul, Roncador and Jubarte, given that the change in scenarios in 2020 anticipated the year of cut in concessions due to the replacement projects for some Production Units have become no economical;
•	an increase of R$ 0.7 billion due to the reduction of the risk-adjusted discount rate of 4.22% p.a. in 2019 to 4.15% p.a. in 2020, reflecting an improvement in risk perception in the world panorama;
•	reduction of R$ 6.7 billion due to the review of assumptions for well and equipment techniques.

Accounting policy

The initial recognition of legal obligations to remove equipment and restore land or sea areas at the end of operations occurs after the technical and commercial feasibility of producing oil and gas in a field has been demonstrated. The calculations of the cost estimates for future environmental removals and recoveries are complex and involve significant judgments, according to note 4.6 on relevant estimates and judgments.

58

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The estimates of decommissioning costs are reviewed annually based on current information on expected costs and recovery plans. When the revision of the estimates results in an increase in the provision for decommissioning costs, there is a corresponding increase in assets. Otherwise, when there is a decrease in the provision, there is a corresponding reduction in assets, without exceeding its book value. Any excess portion is immediately recognized in the statement of income within other expenses.

In the classification of non-current assets as held for sale, provisions for decommissioning costs related to these assets are also included. Any commitments assumed with future environmental removals and recoveries resulting from the sale of assets are recognized after the closing of the sale operation, in accordance with the contractual terms.

22.	Other assets and liabilities
Assets		Consolidated		Parent Company
		2020	2019	2020	2019
Escrow account and/ or collateral	(a)	4,055	2,702	3,544	1,817
Prepaid expenses	(b)	2,045	2,606	2,647	2,297
Advances to suppliers	(c)	1,366	4,554	1,212	4,597
Derivatives Transactions	(d)	620	342	249	69
Agreements and covenants	(e)	370	462	2,057	2,519
Others		1,238	1,409	947	1,114
		9,694	12,075	10,656	12,413
Current		6,395	6,014	7,573	6,617
Non-Current		3,299	6,061	3,083	5,796

Liabilities		Consolidated		Parent Company
		2020	2019	2020	2019
Obligations arising from divestments	(f)	4,865	282	4,865	282
Contractual retentions	(g)	2,784	2,586	2,263	2,153
Advances from customers and partners	(h)	2,250	2,053	1,470	1,994
Provisions for environmental expenses, R&D and fines	(i)	2,393	2,459	1,991	2,230
Other recoverable taxes	(j)	2,108	2,152	1,513	1,775
Derivatives Transactions	(d)	1,469	631	1,272	6
Various creditors		643	623	638	615
Short-term benefits	(k)	765	153	764	153
Others		2,515	2,451	2,054	1,654
		19,792	13,390	16,830	10,862
Current		8,338	7,947	5,944	6,338
Non-Current		11,454	5,443	10,886	4,524

a) Amounts deposited for payment of obligations related to financing raised with the China Development Bank (CDB), as well as guarantee margin deposits to cover derivative, financial and commodities transactions, contracted in futures and over-the-counter markets. In addition, there are amounts invested in investment funds from guarantee account resources related to divestment operations in TAG and NTS.

b) Amounts whose compensation must be made by supplying materials or providing services contracted with the suppliers.

c) Platform charters and equipment rentals expenses in situations in which the start of operations has been postponed due to legal requirements or the need for technical adjustments.

d) Fair value of open positions and transactions closed and not yet settled financially.

e) Amounts anticipated by partners of joint operations in E&P consortia.

f) Provisions for financial reimbursements assumed by Petrobras to be made to the buyer, referring to the portion of expenses with abandonment of wells, pipelines and equipment of the divested assets of the following centers: (i) Riacho da Forquilha; (ii) Pampo and Enchova; (iii) Macau; and (iv) Lagoa Parda. The settlement of the provisions follows decommissioning schedules, with payments beginning between two and three months after the date considered for the execution of the operations, according to the contractual terms for reimbursement of abandonment of the respective centers.

g) Portions retained from obligations with suppliers to guarantee the execution of the contract signed, recorded at the time of maturity of such obligations. Contractual retentions will be paid to suppliers at the end of the contract, upon the issuance of the contract termination term.

h) Amounts related to the anticipated or cash receipt from third parties, linked to the sale of products or services in the country.

i) Values established for the purpose of environmental compensation assumed by the company in the course of its operations and development of its research projects.

59

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

j) Non-current portion of miscellaneous taxes, according to note 17.

k) Non-current portion of the provision for the voluntary termination plan (PDV), according to note 18.

Accounting practice

The accounting recognition of obligations arising from divestment is at present value, using a risk-free discount rate, adjusted to the company's credit risk, being the best estimate of disbursement required to settle the present obligation on the balance sheet date and are subject to significant changes as activity execution schedules are updated and detailed by buyers.

23.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the preparation of the financial statements for the year ended December 31, 2020, the company considered all available information and monitored the investigations of “Lava Jato Operation”, and no new information was identified that would alter the write-off of additional expenses that had been unduly capitalized that were recognized in the third quarter of 2014, or significantly impacted the methodology adopted by the company. Petrobras will continue to monitor the investigations to obtain additional information and assess its potential impact on the adjustments made.

The company continues to monitor the investigations and effectively collaborate with the work of national and foreign authorities, including Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Federal Court, the Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the General Federal Inspector’s Office (Controladoria Geral da União) in the investigation of all crimes and irregularities.

During the year of 2020, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of R$ 797 (R$ 874 in 2019), accounted for as other income and expenses and must be added to the amount of R$ 4,151 recognized in previous periods, aiming at the accumulated position.

23.1.	Investigations involving the Company
23.1.1	U.S. Securities and Exchange Commission - SEC and U.S. Department of Justice - DoJ inquiries

On September 27, 2018, the Company settled the open matters with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) investigation, which encompassed the Company’s internal controls, books and records, and financial statements from 2003 to 2012.

The deals completely ended investigations by U.S. authorities and established payments of US$ 85.3 million to the DoJ and US$ 85.3 million to the SEC. Additionally, they recognized the allocation of US$ 682.6 million to the Brazilian authorities. Thus, the amount of US$ 853.2 million (R$ 3,536) was recorded in other operating expenses in the third quarter of 2018. Petrobras paid, in October 2018, US$ 85.3 million to the DoJ, deposited in January of 2019, US$ 682.6 million to the Brazilian authorities, and in March 2019 paid the last US$ 85.3 million to the SEC.

The agreements served the best interests of Petrobras and its shareholders and ended the uncertainties, burdens and costs associated with potential litigation in the United States.

23.1.2	U.S. Commodity Futures Trading Commission - CFTC

On May 30, 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation. Petrobras reiterates that it continues to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry.

23.1.3	Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information requested by the authorities.

60

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
24.	Commitment to purchase natural gas

The GSA agreement (Gas Supply Agreement) entered into with Petrobras and Yacimientos Petroliferos Fiscales Bolivianos - YPFB was initially effective until December 31, 2019. In addition, according to agreement provision, after December 31, 2019, the GSA was automatically extended until the entire volume contracted is delivered by YPFB and withdrawn by Petrobras. Also, on March 6, 2020, by means of a contractual amendment, the Parties changed the daily contracted quantity (QDC) from 30.08 million m³ per day to 20 million m³ per day, which became effective as from March 11, 2020.

Thus, as of December 31, 2020, the total amount of the GSA for 2021 is nearly 7.30 billion cubic meters of natural gas (equivalent to 20.00 million cubic meters per day) and corresponds to a total estimated value of US$ 1.06 billion.

On January 1, 2021, the contractual provision referring to the aforementioned extension clause indicates an extension of the GSA until May 2024, on the basis of 20.00 million m³ per day, representing an estimated total additional amount of US$ 3.35 billion for the period between January 1, 2021 and May 5, 2024.

61

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
25.	Property, plant and equipment
25.1.	By class of assets
	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at January 1, 2019	20,189	294,592	112,085	182,963	−	609,829	483,375
Initial adoption of IFRS 16	−	−	−	−	102,970	102,970	194,523
Additions	3	11,268	20,510	593	9,220	41,594	77,082
Additions to / review of estimates of decommissioning costs	−	−	−	22,633	−	22,633	22,699
Capitalized borrowing costs	−	−	5,254	−	−	5,254	5,175
Reimbursement under the Transfer of Rights Agreement	−	−	−	(34,238)	−	(34,238)	(34,238)
Write-offs	(15)	(374)	(1,168)	(1,674)	(86)	(3,317)	(3,314)
Transfers	1,818	22,950	(40,251)	19,242	470	4,229	8,668
Transfers to assets held for sale	(3,159)	(19,461)	(2,436)	(4,716)	(5,265)	(35,037)	(12,892)
Depreciation, amortization and depletion	(910)	(24,044)	−	(18,772)	(19,792)	(63,518)	(69,657)
Impairment recognition	(5)	(5,231)	(5,903)	(3,041)	(662)	(14,842)	(10,963)
Impairment reversal	−	971	325	1,801	−	3,097	2,358
Cumulative translation adjustment	17	3,002	64	54	158	3,295	−
Balance at December 31, 2019	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Cost	27,839	501,808	135,599	292,930	107,233	1,065,409	1,022,399
Accumulated depreciation, amortization, depletion and impairment	(9,901)	(218,135)	(47,119)	(128,085)	(20,220)	(423,460)	(359,583)
Balance at December 31, 2019	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Additions	1	23,819	14,825	1,883	22,671	63,199	174,429
Additions to / review of estimates of decommissioning costs (note 21)	−	−	−	27,899	−	27,899	27,829
Capitalized borrowing costs	−	−	4,797	−	−	4,797	4,745
Write-offs	(26)	(2,269)	(2,266)	(1,055)	(6,588)	(12,204)	(81,011)
Transfers	(1,485)	13,724	(15,342)	6,079	(119)	2,857	1,955
Transfers to assets held for sale	(47)	(1,055)	14	(3,956)	(73)	(5,117)	(4,995)
Depreciation, amortization and depletion	(719)	(21,882)	−	(19,650)	(20,627)	(62,878)	(71,925)
Impairment recognition (note 27)	(68)	(35,813)	(13,997)	(22,691)	(1,645)	(74,214)	(66,603)
Impairment reversal (note 27)	−	28,522	2,479	8,296	638	39,935	22,848
Cumulative translation adjustment	218	16,221	1,265	308	1,199	19,211	−
Balance at December 31, 2020	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Cost	28,322	557,080	143,142	316,486	123,578	1,168,608	1,120,987
Accumulated depreciation, amortization, depletion and impairment (****)	(12,510)	(252,140)	(62,887)	(154,528)	(41,109)	(523,174)	(450,899)
Balance at December 31, 2020	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) Consisting of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operating, storage and production facilities, including subsea production equipment and flow of oil and gas depreciated by the method of the units produced.

(**) The balances by business segment are presented in note 33.

(***) Composed of exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proven reserves and other expenses directly linked to exploration and production, except production platforms.

(****) In the case of assets under construction, it refers only to impairment losses.

The investments made by the company in the year of 2020 were mainly intended for the development of the production of oil and natural gas fields, primarily in the pre-salt layer. In 2020, the highlights were the entry into operation of the FPSO P-70, a production system located in the Atapu field. In 2019, the highlights were the FPSO P-77, located in the Búzios field and the FPSO P-68, located in the Berbigão field.

As of December 31, 2020, the rights of use are presented for the following underlying assets:

62

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated				Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
2019
Accumulated cost	58,618	43,119	5,496	107,233	206,743
Accumulated depreciation, amortization, depletion and impairment	(9,456)	(9,525)	(1,239)	(20,220)	(34,632)
Balance at December 31, 2019	49,162	33,594	4,257	87,013	172,111
2020
Accumulated cost	57,913	58,498	7,167	123,578	139,784
Accumulated depreciation, amortization, depletion and impairment	(16,447)	(21,251)	(3,411)	(41,109)	(45,198)
No contractual readjustment clause	−	(15,308)	(821)	(16,129)	(16,236)
With contractual readjustment clause - abroad	(16,447)	(2,237)	−	(18,684)	(19,463)
With contractual readjustment clause - in the country	−	(3,706)	(2,590)	(6,296)	(9,499)
Balance at December 31, 2020	41,466	37,247	3,756	82,469	94,586

25.2.	Estimated useful life – Consolidated
	Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 12.31.20
5 years or less	17,962	(13,652)	4,310
6 - 10 years	42,898	(25,709)	17,189
11 - 15 years	27,367	(5,587)	21,780
16 - 20 years	183,936	(131,024)	52,912
21 - 25 years	150,054	(31,005)	119,049
25 - 30 years	59,577	(11,933)	47,644
30 years or more	23,383	(10,354)	13,029
Units of production method	79,535	(35,352)	44,183
	584,712	(264,616)	320,096
Buildings and improvements	27,632	(12,476)	15,156
Equipment and other assets	557,080	(252,140)	304,940

Accounting policy

Property, plant and equipment are stated at acquisition costs or construction costs, which also include the costs directly attributable to putting the asset in operating condition, as well as, when applicable, the estimated cost of dismantling and removing the property and restoration of the property location where the asset is located, less accumulated depreciation and impairment losses - (impairment).

Expenses with major planned maintenance carried out to restore or maintain the original performance standards of industrial units, marine production units and ships are recognized in property, plant and equipment when the campaign term exceeds twelve months and the campaigns are predictable. These expenses are depreciated over the forecast period until the next major maintenance. Maintenance expenses that do not meet these requirements are recognized as expenses in the income statement.

Spare parts and spare parts with a useful life of more than one year and which can only be used in connection with items of property, plant and equipment are recognized and depreciated along with the main asset.

Financial charges on loans obtained, when directly attributable to the acquisition or construction of assets, are capitalized as part of the costs of these assets. Financial charges on funds raised without specific destination, used for the purpose of obtaining a qualifying asset, are capitalized at the average rate of loans in effect during the period, applied to the balance of works in progress. Loans, directly attributable to the construction of qualifying assets are excluded from this calculation until all activities necessary to leave said asset in conditions of use or sale intended by management are completed. The company ceases to capitalize the financial charges on qualifying assets whose development is completed. Generally, the capitalization of interest is suspended, among other reasons, when the qualifying assets do not receive significant investments for a period equal to or greater than 12 months.

The assets directly related to the oil and gas production of a contracted area, whose useful life is not less than the life of the field (time of reserves depletion), are depleted by the method of the units produced, including rights and concessions as the signature bonus.

Using the units produced method, the depletion rate is calculated based on the monthly production of the respective producing field in relation to its respective proved developed reserve, except for the subscription bonus, whose rate is calculated considering the monthly production volume in relation to the total proven reserves of each producing field in the area to which the subscription bonus refers.

The assets depreciated by the straight-line method based on the estimated useful lives, which are reviewed annually and shown in note 25.2, are: (i) those directly linked to the production of oil and gas, whose useful life is less than the useful life of the field; (ii) mobile platforms; and (iii) other goods not directly related to oil and gas production. Land is not depreciated.

63

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The right-to-use assets are presented as property, plant and equipment and, according to the useful lives of their respective underlying assets and the characteristics of the lease agreements (term, transfer of the asset or exercise of call option), are depreciated using the straight-line method. based on contractual deadlines.

25.3.	Concession for exploration of oil and natural gas – Transfer of Rights Agreement (“Cessão Onerosa”)

On November 1, 2019, Petrobras entered into with the Federal Government the Amendment to the Transfer of Rights Agreement, the amount of which was reimbursed to Petrobras by the Federal Government totaling US$ 9,058 million.

With the signing of the Addendum, which formalized Petrobras 'right to receive the financial value of the revision from the Federal Government, the company recognized accounts receivable in exchange for a credit in property, plant and equipment. On December 11, 2019, the total amount was received in the amount of R$ 34,414, updated by the SELIC rate in the amount of R$ 176 and totally recorded in the financial result in that year.

The information related to the result of the Bidding Round for the Surplus of the Transfer of Rights is presented in note 24.1 of the financial statements of December 31, 2019.

25.4.	Oil and Gas fields operated by Petrobras returned to ANP

During 2020, Petrobras decided to return the following fields to the ANP, mainly due to the lack of economic attractiveness of the assets: Agulha, Caioba, Camorim, Dourado, Guaricema, Piranema, Piranema Sul, Salgo and Tatuí. Due to losses in its recoverable values, recognized in previous years for some assets, the value of write-offs in 2020 was R$ 60, in other operating expenses (R$ 304 for the fields of Juruá, Iraúna, Barra do Ipiranga, Lagoa Branca, Nativo Oeste, Jacupemba, Mariricu Oeste, Rio Barra Seca, Rio Itaúnas Leste, Rio São Mateus Oeste and South of Sapinhoá in 2019).

25.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The weighted average rate of financial charges used in determining the amount of borrowing costs without specific destination to be capitalized as an integral part of the assets under construction was 6.12% p.a. in the year ended December 31, 2020 (6.40% p.a. in the year ended December 31, 2019).

64

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
26.	Intangible assets
26.1.	By class of assets
	Consolidated				Parent Company
	Rights and Concessions	Software	Goodwill	Total	Total
Balance at January 1, 2018	9,024	1,060	786	10,870	9,268
Addition	5,505	423	−	5,928	5,823
Concession for exploration of oil and natural gas – Oil Surplus on the Transfer of rights agreement	63,141	−	−	63,141	63,141
Capitalized borrowing costs	−	19	−	19	19
Write-offs	(38)	(22)	−	(60)	(49)
Transfers	(324)	(190)	(539)	(1,053)	5
Amortization	(42)	(315)	−	(357)	(303)
Impairment recognition	(5)	−	−	(5)	−
Cumulative translation adjustment	−	1	5	6	−
Balance at December 31, 2019	77,261	976	252	78,489	77,904
Cost	77,755	5,929	252	83,936	82,449
Accumulated amortization and impairment	(494)	(4,953)	−	(5,447)	(4,545)
Balance at December 31, 2019	77,261	976	252	78,489	77,904
Addition	157	448	−	605	562
Capitalized borrowing costs	−	9	−	9	9
Write-offs	(922)	(16)	−	(938)	(902)
Transfers	(13)	(5)	(148)	(166)	(17)
Amortization	(37)	(295)	−	(332)	(298)
Impairment recognition	−	(30)	(31)	(61)	−
Cumulative translation adjustment	18	2	52	72	−
Balance at December 31, 2020	76,464	1,089	125	77,678	77,258
Cost	76,925	6,467	125	83,517	82,110
Accumulated amortization and impairment	(461)	(5,378)	−	(5,839)	(4,852)
Balance at December 31, 2020	76,464	1,089	125	77,678	77,258
Estimated useful life in years	(*)	5	Indefinite
(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

At December 31, 2020, no impairment was identified on goodwill.

Result of the 16th ANP Bidding Round

On October 10, 2019, Petrobras acquired maritime block in the 16th Bidding Round under the Concession Regime, carried out by the National Agency of Petroleum, Natural Gas and Biofuels (ANP). The signature bonus corresponding to Petrobras' participation was R$ 1,431.

There were no new bidding rounds in the concession regime during 2020.

Exploration Rights - Surplus Volume of the Transfer of Rights Agreement and Production Sharing contract

On November 6, 2019, the ANP held the Bidding Round for the Surplus Volume of the Transfer of Rights Agreement, when the Company acquired 90% interest in the exploration and production rights of the surplus volume of Búzios field from the Assignment Agreement, in partnership with CNODC Brasil Petróleo e Gás Ltda. (5%) and CNOOC Petroleum Brasil Ltda. (5%) and 100% interest of the surplus volume of the Itapu field. The signature bonuses were paid in the last quarter of 2019 and sharing production contracts were signed with the regulatory authorities in the first quarter of 2020.

The signature bonus corresponding to the Company's interest was R$ 61,375.

At this moment, the co-participation agreement is being negotiated and should be concluded by September 2021, final basis to the rights and obligations arising from the production sharing contract in Búzios and Itapu. Since it was a special bidding round, related to the production surplus from fields with technical and commercial feasibility already defined, the values of the signature bonuses paid will be transferred from intangible assets to property, plant and equipment after the finalization of the co-participation agreement and eventual adjustments to the reserves volumes incorporated by Petrobras.

On November 7, 2019, the ANP held the 6th Bidding Round under the production sharing regime. Petrobras acquired, in partnership with CNODC Brasil Petróleo e Gás Ltda. (20%), the Aram block, located in the Santos Basin. Petrobras will be the operator of the field with an 80% interest. The signature bonus corresponding to the Company's interest was R$ 4,040, totally paid on December 27, 2019.

There were no new bidding rounds in the production sharing regime during 2020.

65

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Assumption of additional participation in concession contracts

During 2020, partner companies in some exploratory projects decided to leave the business and the company assumed their participation in the consortia. Assumption of rights was non-onerous, and did not imply disbursement by the company. Until December 31, 2020, the ANP had approved the signing of the additives to the concession contracts for the exploration blocks ES-M-596 (originally 50% Petrobras and 50% Equinor), ES-M-671 (40% Petrobras; 35% Equinor and 25% Total) and ES-M-743 (40% Petrobras; 35% Equinor and 25% Total), in which the company now holds 100% interest.

The transaction is similar to a donation, thus the installments related to the exploration rights assumed were assessed at fair value, taking as a parameter the total value of the bonus offered to these blocks in the 11th bidding round. The value of the signature bonus that corresponds to the shares assumed was recognized in intangible assets in the amount of R$ 128, and the corresponding income as other operating income. The company received the installments due by the partners in the minimum exploratory program (Programa Exploratório Mínimo - PEM).

Accounting policy

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses and comprise rights and concessions, including the signature bonus paid for concessions and production sharing agreements for exploration and production of oil and natural gas (capitalized acquisition costs), public service concessions, trademarks, patents, software and goodwill, arising from a business combination, which is presented in the individual financial statements in Investment.

Internally-generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to the completion and use of assets, future economic benefits, and others.

In general, when the technical and commercial feasibility of oil and gas production is demonstrated for the first field in an area, the value of the signature bonus corresponds to the right to explore, drill and produce oil and gas fields is reclassified to property, plant and equipment at their full value. While they are in intangible assets, they are not amortized. Other intangible assets with defined useful lives are amortized on a straight-line basis over their estimated useful lives.

If, when defining the first field of a block, there are exploratory activities being carried out in different locations in the block, so that oil and gas volumes can be estimated for other possible reservoirs in the area, then the value of the signature bonus is partially reclassified to PP&E, based on the ratio between the volume of oil and gas expected (oil in place - VOIP) of a specific reservoir and the total volume of oil and gas expected for all possible reservoirs in the area.

However, if exploratory activities in the remaining areas do not result in technical and commercial viability, the corresponding value of the signature bonus is not written off, but transferred to PP&E and added to the value of the signature bonus related to the location that was previously assessed as technically and commercially viable.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. Their useful lives are reviewed annually.

26.2.	Exploration rights returned to the Brazilian Agency of Petroleum, Natural Gas and Biofuels - Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

In 2020, Petrobras decided to return 45 exploration blocks to the ANP (12 exploration blocks in 2019), located in the areas of Camamu-Almada, Espírito Santo, Jequitinhonha, Potiguar, Recôncavo, Pelotas, Pernambuco-Paraíba, Santos and Sergipe-Alagoas (Basins Sergipe-Alagoas, Potiguar, Recôncavo and Parnaíba in 2019). Exploratory rights in these blocks totaled R$ 894 (R$ 11 in 2019) mainly due to the Peroba exploratory block in Santos (R$ 800).

.

27.	Impairment

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable. During 2020, impairment losses were mainly recognized in the first quarter, arising from significant and adverse effects on the oil and oil products market: (i) the outbreak of the COVID-19 pandemic, with a sharp reduction in the circulation of people and in the world economic activity, causing a shock on demand of these products, and (ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies, led by Russia, to define production levels, which contributed to an increase in the global oil supply with a reduction in price in early March.

66

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

These events led the Company to adopt a set of measures, in the beginning of year, aiming at preserving cash generation, as well as to revise the key assumptions of the 2020-2024 Strategic Plan, such as Brent prices, exchange rates, oil product spreads, among others, whose effects were accounted for in the first quarter of 2020.

On November 25, 2020, management concluded and approved its 2021-2025 Strategic Plan, considering a complete update of economic assumptions, as well as its project portfolio and estimates of reserve volumes, which support the impairment tests run on the fourth quarter.

The oil and gas production estimated in the period 2021-2025, without considering divestments, indicates a continuous growth focused on the development of projects that generate higher value, with an increase in the participation of assets in the pre-salt layer, which present lower lifting costs. During this period, 13 new production systems are expected to enter into operation, all of which will be allocated to deep and ultra-deep water projects.

The divestment portfolio contains more than 50 assets at different stages of the sale process and the expected investment for the period 2021-2025 is US$ 55 billion, of which 84% is allocated to Oil and Gas Exploration and Production (E&P) , with approximately US$ 32 billion destined for pre-salt assets.

The following is the total loss on impairment of assets, net of reversal, by nature of assets or CGUs, recognized in the income for the year:

	Consolidated
Assets or CGU by nature (*)	Carrying amount	Recoverable amount (**)	Impairment (Reversal) (***)	Business Segment	Comments
	2020
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	220,449	210,524	34,215	E&P – Brazil	item (a1)
Oil and gas production and drilling equipment in Brazil	613	−	613	E&P - Brazil	item (b1)
Comperj	1,391	2,732	(1,340)	RTM – Brazil	item (c1)
Second refining unit in RNEST	2,132	2,018	114	RTM – Brazil	item (d1)
Corporate segment	788	−	788	Corporate	item (e)
Others			(38)	Several
			34,352
Assets classified as held for sale
Oil and gas producing Fields – Several projects	−	1,405	(412)	E&P - Brazil	item 32.1
Cartola and Ataulfo Alves vessels	416	97	319	RTM – Brazil	item 32.1

Total 2020			34,259
	Carrying amount	Recoverable amount (**)	Impairment (Reversal)	Business Segment	Comments
	2019
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	425,368	794,025	7,653	E&P – Brazil	item (a2)
Transpetro’s fleet of vessels	5,430	5,855	(425)	RTM – Brazil	item (f)
Oil and gas production and drilling equipment in Brazil	1,264	−	1,264	E&P – Brazil	item (b2)
Unidade de Fertilizantes Nitrogenados - UFN III	824	−	824	RTM – Brazil	item (g)
Comperj	1,329	470	859	RTM – Brazil	item (c2)
Second refining unit in RNEST	4,206	2,007	2,199	RTM – Brazil	item (d2)
Oil and gas production and drilling equipment abroad	1,381	60	1,321	E&P – Abroad	item (h)
Others	133	−	133	Several
			13,828
Assets classified as held for sale
Producing properties Pampo and Enchova fields	1,321	3,257	(1,936)	E&P – Brazil	item 32.1
Producing properties - Frade	77	422	(345)	E&P – Brazil	item 32.1
Producing properties - Maromba	−	276	(276)	E&P – Brazil	item 32.1
POG	1,791	1,425	366	E&P – Abroad	item 32.1
Others	2,387	1,886	(7)	Several
Total 2019			11,630
(*)The net book values and recoverable values presented refer only to assets or CGUs that have suffered losses due to impairment or reversals.
(**)The recoverable amount used to evaluate the test is the value in use, except for the assets of equipment and installations linked to the activity of oil and gas production and drilling of wells and assets held for sale, for which the recoverable value used for testing is the fair value.

(***) The recoverable and book values of the table considers, by nature, the losses and reversals calculated individually for each CGU. Thus, there are cases in which reversals of impairment are limited to the amount of losses previously recorded, making the column "Impairment (Reversal)" not representing the comparison between the columns "Carrying Amount" and "Recoverable Amount".

27.1.	Impairment of property, plant and equipment and intangible assets

In assessing the recoverability of property, plant and equipment and intangible assets, tested individually or grouped in cash-generating units - CGU, the company considered the following projections:

67

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
•	useful life based on the expected use of the assets or set of assets that make up the CGU, considering the company's maintenance policy;
•	assumptions and budgets approved by Management for the period corresponding to the expected life cycle, due to the characteristics of the businesses; and
•	pre-tax discount rate, which derives from the post-tax weighted average cost of capital (WACC) calculation methodology, adjusted by a specific risk premium in the case of projects postponed for an extended period or risk country-specific in the case of assets abroad. The use of post-tax discount rates in determining the amounts in use does not result in materially different recoverable amounts if pre-tax discount rates had been used.

Post-tax discount rates, excluding inflation, applied in the tests were:

Activity	12.31.2020	12.31. 2019
Producing properties relating to oil and gas activities in Brazil	7.1% p.a.	6.8% p.a.
RTM in Brazil	6.1% p.a.	6.4% p.a.
RTM in Brazil – postponed projects	7.4% p.a.	7.8% p.a.
Gas logistics	6.4% p.a.	6.3% p.a.
Transport in Brazil	5.4% p.a.	from 4,3% to 5,8% p.a.

The estimates of the key assumptions in the cash flow projections to determine the value in use of the CGUs in 2020 (*) were:

Strategic Plan 2021-2025	2021	2022	2023	2024	2025	Long Term Average
Average Brent in real terms (US$ barrel)	45	45	50	50	50	50
Average exchange rate in real terms - R$ /US$ (at 2020 prices)	5.50	4.69	4.46	4.28	4.07	3.76
(*) In the first quarter recoverability tests, the average price of Brent oil ranged from US$ 25/barrel to US$ 50/barrel and the average exchange rate of R $ 5.09/US$ to R$ 3.78/US$.

In 2019, the projections used in the impairment tests were:

Strategic Plan 2020-2024	2020	2021	2022	2023	2024	Long Term Average
Average Brent in real terms (US$ barrel)	65	65	65	65	65	65
Average exchange rate in real terms - R$ /US$ (at 2018 prices)	3.85	3.79	3.75	3.72	3.70	3.60

Throughout 2020, Management identified and evaluated the following changes in its CGUs:

•	CGUs of E&P Segment:

(i)	CGU Polo Norte – exclusion of platforms PCH-1, PCH-2 and PNA-2, and fields of Anequim, Bagre, Cherne, Congro, Garoupa, Malhado, Namorado, Parati and Viola, who had their activities hibernated, with no expected resumption. Currently, this CGU is formed by Marlim, Albacora and Voador fields and remaining platforms;
(ii)	CGU Fazenda Alegre group - exclusion of fields of Campo Grande, Córrego Cedro Norte, Córrego Cedro Norte Sul, Córrego Dourado, Fazenda São Jorge, Inhambu, Jacutinga, Lagoa Bonita, Seriema e Tabuiaiá, due to the divestments occurred. Currently, this CGU is formed by Cancã and Fazenda Alegre fields.
(iii)	CGU CVIT group: extinction of the group of fields, which was formed by Golfinho and Canapu fields, since the Company decided to end Canapu field operations. The two fields are now tested separately.
•	CGUs of Gas and Power Segment:
(i)	CGU Natural gas – exclusion of the Atalaia Natural Gas Processing Unit (UPGN), due to the lack of resources for its operational continuity in Strategic Planning 2021-2025. The unit is tested separately.
(ii)	CGUs FAFENs - extinction of CGUs FAFEN-BA and FAFEN-SE fertilizer plants, since the Company signed a lease agreement relating to these fertilizer plants with Proquigel Química, classifying it as a financial lease, with the recognition of a receivable and the write-off of remaining carrying amounts classified as PP&E.
•	CGUs of RTM Segment:
68

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
(i)	Transportation CGU - vessels Cartola and Ataulfo Alves were excluded from this CGU, due to the classification of these vessels as held for sale, resulting from the closure of its operations and the sale decision by Transpetro Management..

Further information on the key assumptions for asset impairment tests and the definitions of the CGUs are presented in notes 4.2 and 4.3, respectively, and involve management's judgments and assessment based on its business and management model.

Information on the main losses in the recovery value / reversals of losses on property, plant and equipment or intangible assets is presented below:

a1) Producing properties in Brazil – 2020

Our valuations of assets linked to oil and gas production fields in Brazil resulted in net losses in the amount of R$ 34,215, predominantly in the production CGUs and in the corporate assets that provide service in the fields below, and reflect the hibernations that occurred in the first quarter and the update of key planning assumptions of the strategic plan, in particular, the estimate of a fall in the price of Brent, the devaluation of the Real against the Dollar and the retraction of global GDP and demand. The main CGUs with losses were:

CGU	Basin	Area	Impairment Losses	Net Carrying amount (*)
Polo Norte	Campos Basin	Post-Salt	6,337	24,782
Roncador	Campos Basin	Post-Salt	5,617	37,783
Carmópolis	Sergipe Basin	Land and Shallow Waters	3,023	660
Polo Berbigão-Sururu	Santos Basin	Pre-Salt	2,286	14,312
Albacora Leste	Campos Basin	Post-Salt	2,256	7,165
Namorado	Campos Basin	Post-Salt	1,504
Golfinho	Espírito Santo Basin	Post-Salt	1,300	946
Marlim Sul	Campos Basin	Post-Salt	910	30,729
Viola	Campos Basin	Post-Salt	909	-
Papa-Terra	Campos Basin	Post-Salt	805	6
Cherne	Campos Basin	Post-Salt	778	-
Garoupa	Campos Basin	Post-Salt	762	-
Polo Canto do Amaro	Potiguar Basin	Land and Shallow Waters	709	1,089
Malhado	Campos Basin	Post-Salt	658	-
Congro	Campos Basin	Post-Salt	651	-
Polo Uruguá	Santos Basin	Post-Salt	555	670
Siririzinho	Sergipe-Alagoas Basin	Land and Shallow Waters	443	313
Others (**)			4,712	67,779
Total			34,215	186,234

(*) Remaining asset value, with values equal to zero corresponding to fields that were hibernated in the first quarter of 2020 and that had full losses.

(**) Refers to losses and reversals in 92 CGUs.

a2) Producing properties in Brazil – 2019

Our valuations of assets linked to oil and gas production fields in Brazil resulted in net losses of R$ 7,653. This amount is mainly due to:

•	Losses in the amount of R$ 8,612, mainly related to the CGUs of Papa-Terra (R$ 1,517), Polo Uruguá (R$ 1,415), Polo CVIT (R$ 847), Corvina (R$ 635), Piranema (R$ 525), Camorim (R$ 449), Pirambu (R$ 419), Polo Merluza (R$ 405), Polo Miranga (R$ 313), Guaricema (R$ 311) and Polo Água grande (R$ 295) mainly due to the drop in estimates for the average Brent price over the entire projection horizon and the increase in the provision for the dismantling of areas, due to the reduction in risk-free rates and changes in the removal and treatment schedule for the production facilities of oil and gas; and
•	Reversal of losses in the amount of R$ 219, mainly related to the Polo Peroá (R$ 125) and Castanhal (R$ 49) CGUs, mostly due to gains in the production curve and accelerated depreciation tax benefit introduced by law 13,586 / 2017, relating to the new E&P tax model.

b1) Oil and gas production and drilling equipment in Brazil - 2020

Our assessments identified a loss of R$ 615 related to equipment and structures in the E&P segment. This loss is mainly due to the Management's decision not to proceed with the Inhaúma Logistics Terminal Adequacy project (Estaleiro Inhaúma), with no budget forecast within the horizon of the Strategic Plan 2021-2025, leading to the recognition of losses in the amount of R$ 357.

69

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

b2) Oil and gas production and drilling equipment in Brazil - 2019

The company decided not to reuse the P-37 platform in the Marlim field, which led to its exclusion from CGU Polo Norte and its classification as an isolated asset, with the recognition of losses due to devaluation in the amount of R$ 1,264.

c1) Comperj – 2020

In our Comperj recoverability assessments, the company recognized a reversal of losses in the amount of R$ 1,340, mainly due to the reduction in the estimated investment for the completion of the work in the utilities of the Train 1, resulting from the devaluation of the real against the dollar and optimization of the project as a whole.

c2) Comperj – 2019

Investments with environmental licensing, resulting from the conduct adjustment term to end public civil action that questions the environmental licensing of Comperj, as well as investments made in the utilities of Comperj Train 1, which are part of the joint infrastructure necessary for the flow and processing of natural gas from the pre-salt pole of the Santos Basin, led to the recognition of net losses of R$ 859.

d1) Second refining unit of RNEST – 2020

In our evaluations, the cash flows of the value in use of the refining assets of the 2nd Train of RNEST incorporate the postponement of the forecast of its entry into operation in two years, implying the recognition of losses in the amount of R$ 114.

d2) Second refining unit of RNEST – 2019

The cash flows of the value in use of the refining assets of the 2nd Train of RNEST considered the postponement of the forecast of its start-up in 3 years and 8 months, as approved in the Strategic Plan 2020-2024, which implied the recognition of losses in the amount of R$ 2,199.

e) Corporate facilities – 2020

The company decided to hibernate an administrative building, in the state of Bahia, as a result of the vacancy of the facilities, resulting in the recognition of loss on the right to use asset in the amount of R$ 788.

The determinants for the recognition of losses or reversals arising from the impairment test on property, plant and equipment or intangible assets of other business areas are presented below during the year 2019.

f) Transpetro’s fleet of vessels - 2019

The increase in the R$ / US$ exchange rate projections of the 2020-2024 Strategic Plan, compared to the previous plan, had a positive effect on the cash flow in Reais of the CGU, given that freight prices are quoted in US dollars, leading to a reversal of losses of R$ 425.

g) Fertilizer plant - UFN III – 2019

The recognition of losses of R$ 824 arises from the company's decision not to resume work for the conclusion of the Unidade de Fertilizantes Nitrogenados III, in Três Lagoas, in the state of Mato Grosso do Sul.

h) Oil and gas production and drilling equipment abroad – 2019

With the sale of the NS-30 drillship (Vitória 10,000), concluded in December 2019, Drill Ship International BV (DSI), a subsidiary of PIB BV, recognized losses of R$ 1,321 due to the difference between the expected sale value and the value accounting of the asset.

27.1.1Assets most sensitive to future impairment

The amount of impairment loss is based on the difference between the book value of the asset or CGU and its respective recoverable amount. In our sensitivity analyzes, we observed that variations in recoverable values of up to 10%, positive or negative, can potentially represent relevant effects on some specific assets or CGUs, as they would be more susceptible to the recognition of losses or reversals due to impairment in the future, considering significant changes in the assumptions that support the assessment.

The following tables contain information on: (a) the assets or CGUs with the potential for additional impairment losses in the event of a negative variation of 10% of the recoverable amounts; and (b) assets or CGUs with the potential to reverse impairment in the event of a positive variation of 10% of their recoverable values:

70

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Consolidated
(a) Sensitivity - negative variation of 10% of recoverable values	Business segment	Carrying amount	Recoverable amount (*)	Sensitivity
Assets close to their recoverable values with potential for impairment - Oil and gas production fields in Brazil (5 CGUs)	E&P	3,101	3,005	96
Assets with existing partial impairment losses:
Oil and gas production fields in Brazil (39 CGUs)	E&P	136,299	122,669	13,630
Refineries (3 CGUs)	RTM	4,905	4,415	490
Total potential of losses		144,305	130,089	14,216

		Consolidated
(b) Sensitivity – positive variation of 10% of recoverable values	Business Segment	Carrying amount	Recoverable amount (*)	Sensitivity (**)
Assets with existing impairment losses - potential for reversal:
Oil and gas production fields in Brazil (39 CGUs)	E&P	136,299	149,929	9,484
Refineries (3 CGUs)	RTM	4,905	5,396	490
Total potential of reversal		141,204	155,325	9,974
(*) The recoverable amount was raised with -10% and + 10% considering the recoverable values estimated on 12/31/2020.
(**) The calculated sensitivity, when occurs the positive variation of 10% of the recoverable values, considers the amount of impairment to be reversed in the limit of the accumulated impairment balance of the impacted CGUs or in the limit of their recoverable values, whichever is less.

Accounting policy

The company assesses property, plant and equipment and intangible assets when there are indications of non-recovery of their book value. This valuation is performed for the individual asset or the smallest identifiable group of assets that generates cash inflows largely independent of cash inflows from other assets or other groups of assets (CGUs). Note 4.3 presents detailed information on the company's CGUs.

The assets linked to the development and production of oil and natural gas (fields or hubs) and those that have an indefinite useful life, such as goodwill for future profitability, are tested for impairment annually, regardless of whether there are indications loss of value.

Considering the synergies of the Petrobras Group and the expectation of using the assets until the end of their useful life, usually the recoverable value used in carrying out the recoverability test is the value in use, except when specifically indicated. Such cases involve situations in which the company identifies and assesses that assumptions that would be used by market participants in measuring fair value to price the asset or the CGU differ from Petrobras' exclusive assumptions.

Reversals of previously recognized losses may occur, except for losses due to impairment of goodwill due to expected future profitability (goodwill).

27.2.	Assets classified as held for sale

In 2020, as a result of the approval of the Company's Management to dispose of several assets in the E&P segment, according to note 33, the company recognized reversals in the amount of R$ 93, considering the net fair value of selling expenses, predominantly, in the following assets:

•	Polo Recôncavo Project - set of 14 concessions located in shallow water and on land, with recognition of loss reversal in the amount of R$ 178;
•	Polo Rio Ventura Project - set of 8 onshore concessions, with recognition of loss reversal in the amount of R$ 95;
•	Polo Fazenda Belém Project - onshore fields of Fazenda Belém and Icapuí, with recognition of loss reversal in the amount of R$ 70;
•	Vessels Cartola and Ataulfo Alves - Transpetro vessels traded, with loss recognition in the amount of R$ 319;
•	Other Projects - reversals of losses in the Polo Remanso projects (R$ 20); Polo Cricaré (R$ 17) and Polo Pescada (R$ 6);

In 2019, reversals of impairment losses totaled R$ 2,198, mainly due to the reversals in the Pampo and Enchova projects (R$ 1,936); Bispo - Frade field (R$ 345) and Mangalarga 2 - Maromba field (R$ 276), offset by losses due to devaluation in the amount of R$ 366 from the sale of Petrobras Oil & Gas B.V. (PO & GBV).

The accounting practice applied to assets and liabilities classified as held for sale is described in note 32.

71

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
27.3.	Investments in associates and joint ventures (including goodwill)

In assessing the recoverability of investments in associates and joint ventures, including goodwill, the value in use method was used, based on projections that considered: (i) projection horizon for the 5 to 12-year interval, with perpetuity without growth ; (ii) assumptions and budgets approved by the company's management; and (iii) post-tax discount rate, which derives from WACC or CAPM, according to the application methodology, specified for each case below.

Accounting Policy

Investments in associates and jointly controlled projects are tested individually for the purpose of assessing their recoverability. In applying the test, the carrying amount of the investment, including goodwill, is compared with its recoverable amount.

Generally, the recoverable amount is the value in use, except when specifically indicated, proportional to the participation in the present value of the estimated future cash flows of the associate or joint venture, representing future dividend flows and other distributions.

27.3.1Investment in publicly traded associate (Braskem S.A. e Petrobras Distribuidora S.A. - BR)

Braskem S.A.

Braskem S.A. is a publicly traded company, with shares traded on stock exchanges in Brazil and abroad. Based on market prices in Brazil, on December 31, 2020, Petrobras' stake in Braskem SA's common shares (47% of the total) and preferred shares (21.9% of the total) was valued at R$ 7,143, as described in note 31.4. As of December 31, 2020, approximately 3% of the common shares of this investee are owned by non-signatories to the Shareholders' Agreement and their trading is extremely limited.

Considering the operational relationship between Petrobras and Braskem S.A., the impairment test of the investment in this associate was performed based on its value in use, proportional to the company's participation in the present value of Braskem S.A.'s estimated future cash flows, representing future dividend flows and other distributions of the investee. The recoverability assessments did not indicate the existence of impairment losses.

The main estimates used in the cash flow projections to determine the value in use of Braskem S.A. considered the price projections for raw materials and petrochemicals reflecting international trends; the evolution of sales of petrochemical products, estimated based on the growth of the Gross Domestic Product - GDP (Brazilian and global); post-tax discount rate of 8.7% per year, in constant currency, considering the cost of equity capital given the methodology adopted in the flow of dividends; and reductions in the EBITDA margin, following the growth cycle of the petrochemical industry in the coming years, with a reduction in the long term. The Brent oil exchange rate and price assumptions were those previously disclosed.

Petrobras Distribuidora S.A. – BR

In July 2019, with the follow-on of BR Distribuidora's shares, the company became an associate. Considering the shares traded on the stock exchange in an active market, BR Distribuidora's recoverable amount in the year ended on December 31, 2019 was evaluated based on fair value, without presenting indicative of loss.

On August 26, 2020, the Board of Directors of Petrobras (CA) approved the process of divesting all of its shareholding in the company. In this context, as it is greater than fair value, the company assessed the recoverability of the investment based on the value in use, but considering the scenario that contemplates the intention to sell the shares. The recoverability assessments led to the recognition of losses in the amount of R$ 2,409.

The post-tax discount rate applied was 11.1% per year, in nominal terms, taking into account the cost of equity, given the methodology adopted in the value in use.

27.3.2Investments in state-controlled natural gas distributors

On December 31, 2020, the recoverability assessments did not indicate the existence of impairment losses, the recoverable amount being R$ 5,759, considering a post-tax discount rate of 5.7%, in constant currency.

72

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

27.3.3Impairment losses on equity-method investments

In 2020, the company recognized net losses due to devaluation on the result of the participation of other investments in the amount of R$ 286 (R$ 16 in 2019), mainly due to the losses in the joint venture abroad MP Gulf of Mexico in the amount of R$ 287, arising from the review of key assumptions and considering a real post-tax discount rate of 5.4% pa, as well as BSBIOS in the amount of $ 115, resulting from the classification of the investment as held for sale, after the signing of the purchase and sale contract by Petrobras Biocombustível (PBio) with RP Participações em Biocombustíveis.

.

28.	Exploration and evaluation of oil and gas reserves

Exploration and evaluation activities include the search for oil and natural gas reserves, from obtaining legal rights to explore a specific area to declaring the technical and commercial viability of the reserves.

The movements in capitalized costs related to exploratory wells and the balances of amounts paid for obtaining rights and concessions for oil and natural gas exploration, both directly related to exploratory activities in unproven reserves, are shown in the table below:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	12.31.2020	12.31.2019
Property plant and equipment
Opening Balance	17,175	16,010
Additions	2,168	2,024
Write-offs	(1,066)	(877)
Transfers	(2,667)	−
Cumulative translation adjustment	106	18
Closing Balance	15,716	17,175
Intangible Assets (**)	75,489	76,256
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	91,205	93,431
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.
(**)The signature bonuses related to the results of the 16th ANP bidding round and Surplus Oil of Transfer of Rights Agreement, in the amount of R$ 63,141, are described in note 24.1. in Petrobras Financial Statements of December 31, 2019.

The transfers refer to the completion of exploratory well projects that are now associated with the proven reserves of existing fields, mainly Albacora (R$ 2,268) and Búzios (R$ 392).

The exploratory costs recognized in the statement of income and the cash flows related to the activities of valuation and exploration of oil and natural gas are shown below:

	Consolidated
	2020	2019
Exploration costs recognized in the statement of income	Jan-Dec	Jan-Dec
Geological and geophysical expenses	1,522	1,897
Exploration expenditures written off (includes dry wells and signature bonuses)	2,379	1,250
Contractual penalties	202	16
Other exploration expenses	67	34
Total expenses	4,170	3,197

Cash used in:
Operating activities	1,589	1,931
Investment activities	2,727	70,983
	4,316	72,914

In 2020, the projects without economic viability refer mainly to the write-off of exploratory wells in Parque dos Doces in the Espírito Santo Basin (R$ 973) and the signature bonus for the Peroba exploration block (R$ 800).

In 2020, Petrobras recognized provisions arising from potential contractual penalties for not meeting the required minimum percentages of local content for 186 blocks with the exploratory phase closed (125 blocks in 2019).

Accounting policy

Expenses with exploration and development of oil and natural gas production are accounted for in accordance with the successful efforts’ method, as follows:

•	Expenses related to geology and geophysical activities related to the oil and gas exploration and evaluation phase until the time when the technical and commercial viability of oil and gas production is demonstrated are recognized as an expense in the period in which they are incurred;

73

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

•	Amounts related to obtaining rights and concessions for oil and natural gas exploration are initially capitalized in intangible assets. When the technical and commercial feasibility of producing oil and gas can be demonstrated, such rights and concessions are reclassified to property, plant and equipment. More information in note 26, on accounting practice for intangible assets;

•	Exploratory costs directly associated with the drilling of wells, including equipment and installations, are initially capitalized in property, plant and equipment until proven reserves related to the well are confirmed or not. In certain cases, reserves are identified, but cannot be classified as proven when drilling is completed. In these cases, the costs before and after the drilling of the well continue to be capitalized if the volume of discovered reserves justifies its completion as a producing well and studies of the reserves and the economic and operational viability of the enterprise are in progress. This information is detailed in note 28.1 on capitalization time. An internal commission of technical executives of the company reviews the conditions of each well on a monthly basis, taking into account the data on geology, geophysics and engineering, economic aspects, operating methods and government regulations. In note 4.1, there is more information on the calculation of the company's proven oil and gas reserves;

•	Dry exploratory wells or those without economic viability and the other costs linked to non-commercial reserves are recognized as an expense in the period, when identified as such, by the internal committee of technical executives mentioned in the previous topic; and

•	All costs incurred with the effort to develop the production of an area declared commercial (with proven and economically viable reserves) are capitalized in property, plant and equipment. This category includes costs with development wells; with the construction of platforms and gas processing plants; with the construction of equipment and facilities necessary for the extraction, handling, storage, processing or treatment of oil and gas; and with the construction of oil and gas flow systems (pipelines), storage and disposal of waste.

74

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
28.1.	Aging of Capitalized Exploratory Well Costs

The table below shows the costs and the number of exploratory wells capitalized by time of existence, considering the completion date of the drilling activities. It also demonstrates the number of projects for which the costs of exploratory wells have been capitalized for more than one year:

Aging of capitalized exploratory well costs (*)	2020	2019
Exploratory well costs capitalized for a period of one year	615	884
Exploratory well costs capitalized for a period greater than one year	15,101	16,291
Total capitalized exploratory well costs	15,716	17,175
Number of projects relating to exploratory well costs capitalized for a period greater than one year	38	43

	2020	Number of wells
2019	790	6
2018	230	1
2017	205	1
2016	299	3
2015 and previous years	13,577	80
Total	15,101	91
(*) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Of the total of R$ 15,101 for 38 projects, which include 91 wells in progress for more than a year since the completion of drilling activities, R$ 14,387 refer to wells located in areas where drilling activities are already underway or firmly planned for the near future, whose "Evaluation Plan" was submitted for approval by the ANP, and R$ 714 refers to activities inherent to the process of analyzing technical and economic feasibility to define reserves and decide on the possible development of project production.

29.	Collateral for crude oil exploration concession agreements

Petrobras granted guarantees to the National Petroleum, Natural Gas and Biofuels Agency - ANP in the total amount of R$ 8,478 for the Minimum Exploratory Programs provided for in the exploration area concession contracts, with R$ 8,020 net of commitments already in effect remaining in force. Of this amount, R$ 6,529 corresponds to the pledge of oil from fields previously identified and already in the production phase and R$ 1,491 refer to bank guarantees.

.

75

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
30.	Joint ventures in E&P activities

In line with its strategic objectives, Petrobras acts in association with other companies in joint ventures in Brazil as holder of exploration and production rights for oil and natural gas in the concession and production sharing regimes.

As of December 31, 2020, the company holds interests in 98 consortia in partnership with 40 partner companies, among which Petrobras is an operator in 55 consortia (112 consortia, 42 partners and operator of 64 partnerships on December 31, 2019). The partnerships formed in 2019 and 2020 are described below:

Consortium	Location	% Petrobras	% Partners	Operator	Year	Additional Information	ANP Bonus Petrobras portion
Tartaruga Verde Módulo III Espadarte	Campos Basin	50%	Petronas – 50%	Petrobras	2019	Concession – Disposal of 50% to Petronas	N/A
Búzios (Transfer of Rights Surplus)	Santos basin pre-salt	90%	CNODC – 5% CNOOC – 5%	Petrobras	2019	Production sharing – Transfer of Rights Surplus Production ANP Bidding Round	61,375
C-M-477	Campos Basin	70%	BP – 30%	Petrobras	2019	Concession - 16th ANP Bidding Round	1,431
Aram	Santos basin pre-salt	80%	CNODC – 20%	Petrobras	2019	Production sharing – 6th ANP Bidding Round	4,040
BT-SEAL-13A	Sergipe Alagoas basin	50%	Petrogal – 50%	Petrogal	2020	Concession – split	N/A
BT-POT-55A	Potiguar basin	70%	Sonangol – 30%	Sonangol	2020	Concession – split	N/A

Petrobras' performance in partnerships brings benefits through risk sharing, increased investment capacity, technical and / or technological exchange, which ultimately aim at growth in oil and gas production in the explored areas. The following table presents the production referring to Petrobras's participation in the main fields in which the Company is the operator in the partnership:

Field	Location	% Petrobras	% Partners	Petrobras production portion in 2020 (kboed)	Regime
Tupi (BMS-11)	Santos basin pre-salt	65%	Shell – 25% Petrogal – 10%	790,4	Concession
Roncador	Campos basin	75%	Equinor – 25%	132,1	Concession
Sapinhoá (BMS-9)	Santos basin pre-salt	45%	Shell – 30% Repsol Sinopec – 25%	119,0	Concession
Albacora Leste	Campos basin	90%	Repsol Sinopec - 10%	31,2	Concession
Mero	Santos basin pre-salt	40%	Total – 20% Shell – 20% CNODC – 10% CNOOC – 10%	12,5	Production sharing
Papa-Terra	Campos basin	62.5%	Chevron – 37.5%	12,2	Concession
Manati	Camamu basin	35%	Enauta Energia S.A. – 45% Brasoil – 10% Geopark – 10%	5,3	Concession
Berbigão	Santos basin pre-salt	42.5%	Shell – 25% Total – 22.5% Petrogal – 10%	26,7	Concession
Sururu	Santos basin pre-salt	42.5%	Shell – 25% Total – 22.5% Petrogal – 10%	8,7	Concession
Oeste de Atapu	Santos basin pre-salt	42.5%	Shell – 25% Total – 22.5% Petrogal – 10%	1,6	Concession
Tartaruga Verde	Campos basin	50%	Petronas – 50%	48,.8	Concession
Total				1,188.5

Accounting practice

The operational E&P partnerships in Petrobras are classified as joint operations and, as such, the company recognizes with respect to its interests: i) its assets, including its share of any assets held jointly ii) its liabilities , including its share of any liabilities assumed jointly; iii) its sales revenue corresponding to the proportion of its participation in the production resulting from the joint operation; iv) its portion on the sales revenue realized directly by the joint operation; and v) your expenses, including your portion of any expenses incurred together.

Assets, liabilities, income and expenses related to the participation in a joint operation are accounted for in accordance with the specific accounting policies applicable to assets, liabilities, income and expenses.

76

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
30.1.	Unitization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies (Shell, Petrogal, Repsol and Total) in E&P consortia. These agreements will result in equalization of production volumes, expenses and others, generating amounts receivable and payable referring to the Tupi, Sépia, Atapu, Berbigão, Sururu, Albacora Leste and other fields.

Equalization provisions: Berbigão, Sururu, Albacora Leste and others.

The change in the amount payable is shown below:

	Consolidated
	2020	2019
Opening balance	456	617
Additions/(Write-offs) on PP&E	1,500	205
Indexation charges	-	16
Payments made	(89)	(379)
Other income and expenses	58	(3)
Closing balance	1,925	456

As of December 31, 2020, Petrobras has an estimated amount to pay for the execution of the AIPs submitted to the ANP for approval of R$ 1,925 (R$ 456 on December 31, 2019). In 2020, these agreements resulted in payments and recognition of additions and write-offs in property, plant and equipment, in addition to other net expenses, reflecting the best available estimate of the assumptions used in calculating the calculation base and the sharing of relevant assets in areas to be equalized.

Tupi, Sepia and Atapu

On April 30, 2020, Petrobras and partner companies in the shared deposits of Tupi, Sépia and Atapu signed the Expenses and Volumes Equalization Agreements which resulted in Petrobras receiving R$ 2,347 on May 29 of 2020, due to the equalization through the increase in participation of the company in the three deposits, being, basically, R$ 3,840 recorded in other operating income and R$ 1,493 recorded in property, plant and equipment.

On May 1, 2020, as a result of these Agreements, PNBV, a Petrobras subsidiary, signed Contracts for the Acquisition of Shares of an additional 2.589% interest in Tupi BV (Tupi), for the amount of R$ 509 (US$ 84 million) ), and an additional 47.613% interest in Iara BV (Atapu) for R$ 4,525 (US $ 805 million), subject to price adjustments. The allocation of the acquisition price of the participations was based on the relative fair values related to the assets acquired and liabilities assumed, generating an increase in the amount of R$ 5,034 (US$ 889 million), mainly in property, plant and equipment.

On September 15, 2020, occurred the mentioned price adjustment resulting in additional payments on the acquisition of interest in Tupi BV and Iara BV, in the amount of R$ 73 (US$ 13 million), with impact on property, plant and equipment.

Accounting policy

The production individualization procedure is initiated when it is identified that a specific deposit extends beyond a block granted or contracted. In this sense, the operating and non-operating partners in oil and gas properties group their rights in a given area to form a single unit and, in return, a new percentage of undivided participation in that unit (of the same type as previously held) is determined.

Events that occurred prior to the individualization of production may lead to the need for compensation between the parties. When signing the Production Individualization Agreement (AIP), if Petrobras is to be reimbursed in cash, an asset will not be recognized in situations where there is no unconditional right to receive cash or another financial asset and it is practically not certain an entry of economic benefits. In cases where the company is required to make a cash reimbursement, a provision should be recognized, whenever there is a present obligation as a result of a past event, it is likely that an outflow of resources that incorporate economic benefits will be necessary to settle the obligation and a reliable estimate of the amount of the obligation can be made.

77

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
31.	Investments
31.1.	Information on direct subsidiaries, joint arrangements and associates (Parent Company)
	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Shareholders’ equity (deficit)	Net income (loss)for the year	Country
Consolidated Companies
Subsidiaries
Petrobras International Braspetro - PIB BV	Several	100.00	100.00	240,431	26,871	Netherlands
Petrobras Transporte S.A. – Transpetro	RT&M	100.00	100.00	4,944	1,332	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00	100.00	445	1,319	Brazil
Petrobras Gás S.A. – Gaspetro	Gas & Power	51.00	51.00	2,258	329	Brazil
Petrobras Biocombustível S.A.	Corporate and others	100.00	100.00	1,432	155	Brazil
Araucária Nitrogenados S.A.	Gas & Power	100.00	100.00	168	(253)	Brazil
Termomacaé Ltda.	Gas & Power	100.00	100.00	446	22	Brazil
Braspetro Oil Services Company – Brasoil	Corporate and others	100.00	100.00	570	12	Cayman Island
Breitener Energética S.A.	Gas & Power	93.66	93.66	720	29	Brazil
Termobahia S.A.	Gas & Power	98.85	98.85	595	5	Brazil
Baixada Santista Energia S.A.	Gas & Power	100.00	100.00	351	65	Brazil
Petrobras Comercializadora de Energia Ltda. - PBEN	Gas & Power	100.00	100.00	62	35	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99.20	99.20	15	(72)	Brazil
Petrobras Negócios Eletrônicos S.A.	Corporate and others	72.00	72.00	19	(44)	Brazil
5283 Participações Ltda.	Corporate and others	100.00	100.00	1	(1)	Brazil
Transportadora Brasileira Gasoduto Bolívia - Brasil S.A.	Gas & Power	51.00	51.00	419	572	Brazil
Refinaria de Mucuripe S.A. (i)	RT&M	100.00	100.00	−	−	Brazil
Refinaria de Manaus S.A. (i)	RT&M	100.00	100.00	−	−	Brazil
Paraná Xisto S.A (i)	RT&M	100.00	100.00	−	−	Brazil
Refinaria de Mataripe S.A. (i)	RT&M	100.00	100.00	−	−	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. – FCC	RT&M	50.00	50.00	207	74	Brazil
Ibiritermo S.A.	Gas & Power	50.00	50.00	121	46	Brazil
Joint ventures
Logum Logística S.A.	RT&M	30.00	30.00	818	(328)	Brazil
Cia Energética Manauara S.A.	Gas & Power	40.00	40.00	197	17	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	191	109	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.20	17	(62)	Brazil
Brasympe Energia S.A.	Gas & Power	20.00	20.00	70	(1)	Brazil
Brentech Energia S.A.	Gas & Power	30.00	30.00	105	29	Brazil
Metanor S.A. - Metanol do Nordeste	RT&M	34.54	34.54	64	17	Brazil
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	23	2	Brazil
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	29	2	Brazil
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	22	1	Brazil
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	51.00	51.00	21	−	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00	45.00	−	−	Brazil
Participações em Complexos Bioenergéticos S.A. - PCBIOS	Corporate and others	50.00	50.00	−	−	Brazil
GNL Gemini Comercialização e Logística de Gás LTDA.	Gas & Power	40.00	40.00	155	21	Brazil
Associates
Braskem S.A. (ii)	RT&M	36.20	47.03	(4,465)	(7,893)	Brazil
UEG Araucária Ltda.	Gas & Power	18.80	18.80	134	(200)	Brazil
Petrobras Distribuidora S.A. - BR (ii)	Corporate and others	37.50	37.50	9,615	757	Brazil
Deten Química S.A.	RT&M	27.88	27.88	570	210	Brazil
Energética SUAPE II S.A.	Gas & Power	20.00	20.00	425	124	Brazil
Termoelétrica Potiguar S.A. – TEP	Gas & Power	20.00	20.00	243	23	Brazil
Nitrocolor Produtos Químicos LTDA.	RT&M	38.80	38.80	(1)	(2)	Brazil
Bioenergética Britarumã S.A.	Gas & Power	30.00	30.00	−	−	Brazil
Nova Transportadora do Sudeste – NTS	Gas & Power	10.00	10.00	2,144	2,528	Brazil
Transportadora Sulbrasileira de Gás - TSB	Gas & Power	25.00	25.00	21	4	Brazil

(i) Companies in the constitution phase, with registered public deed and financial contribution made in a constitution account in the amount of approximately R$ 304 thousand for each company.

(ii) Information related to September 30, 2020, the latest available to the market.

In 2020, the Company had the following corporate restructuring:

i) Transportadora Associada de Gás S.A.-TAG, Liquigás Distribuidora S.A., Fundo de Investimento em Participações de Sondas (FIP Sondas) and Sete Brasil Participações S.A. were divested;

ii) Termomacaé Comercializadora de Energia S.A. (TMC) was merged by Petrobras Comercializadora de Energia (PBEN);

iii) Petrobras Negócios Eletrônicos S.A. (E-Petro) was merged into Petrobras, with its consequent extinction, without increasing Petrobras' share capital. In this way, Procurement Negócios Eletrônicos started to be invested directly by Petrobras;

iv) Creation of subsidiaries Refinaria de Mucuripe S.A., Refinaria de Manaus S.A., Paraná Xisto S.A. and Refinaria de Mataripe S.A. (see note 32.3).

78

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The main investees of Petrobras International Braspetro BV - PIB BV are:

•	Petrobras Global Trading BV - PGT (100%, headquartered in the Netherlands), which basically operates in the sale of oil, oil products, biofuels and liquefied natural gas (LNG), as well as in proceeds of financing and passing on loans as part of its financial operations within the scope of Petrobras and its subsidiaries;
•	Petrobras Global Finance B.V. - PGF (100%, based in the Netherlands), whose main objective is to raise funds in the capital market by issuing bonds and transferring loans to Petrobras companies and their subsidiaries;
•	Petrobras America Inc. - PAI (100%, based in the United States) with E&P activities (MP Gulf of Mexico, LLC);
•	Petrobras Netherlands BV - PNBV (100%, based in the Netherlands) which has joint operations: Tupi BV (65%), Guará BV (45%), Agri Development BV (90%), Libra BV (40%), Papa Terra BV (62.5%), Roncador BV (75%), Iara BV (42.5%) and Lapa BV (10%), all established for the purpose of building and renting equipment and platforms for operations in the E&P segment in Brazil and based in the Netherlands. In December 2020, PNBV transferred to companies of Sete Brasil Group, for the symbolic value of 7 euros, the 15% equity interest it held in each of the Dutch special purpose companies controlled by the Sete Brasil Group itself: Arpoador Drilling BV, Marambaia Drilling BV, Grumari Drilling BV, Copacabana Drilling BV, Leme Drilling BV, Leblon Drilling BV and Ipanema Drilling BV With the sale carried out, Petrobras no longer holds a direct or indirect interest in the companies of the Sete Brasil Group; and
•	On January 14, 2020, PIB BV concluded the full sale of its 50% equity interest in Petrobras Oil & Gas B.V. - PO & GBV with Petrovida Holding B.V - PETROVIDA.

31.2.	Investment change (Parent Company)
	Balance at 12.31.2019	Investments	Transfers to held for sale	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2020
Subsidiaries
PIB BV	154,370	−	−	(175)	17,382	47,220	−	−	218,797
Transpetro	3,521	−	−	(557)	1,216	366	678	(439)	4,785
PB-LOG	2,450	−	−	(2,622)	1,538	−	−	(1,366)	−
PBIO	1,265	−	−	−	155	−	12	−	1,432
Gaspetro	1,103	−	−	−	168	−	−	(122)	1,149
Breitener	665	−	−	−	27	−	−	(17)	675
Other subsidiaries	1,457	670	−	67	(412)	(27)	612	(428)	1,939
Joint operations	186	−	−	−	60	−	−	(82)	164
Joint ventures	337	31	(98)	(23)	66	−	−	(76)	237
Associates
TAG	1,142	−	−	(1,084)	96	−	(43)	(111)	−
Nova Transportadora do Sudeste - NTS	963	−	−	(65)	253	−	−	(238)	913
Other associates (*)	15,188	−	−	−	(3,096)	1,105	(970)	(462)	11,765
Total	182,647	701	(98)	(4,459)	17,453	48,664	289	(3,341)	241,856
Other investments	19	−		−	−	−	−	−	19
Total	182,666	701	(98)	(4,459)	17,453	48,664	289	(3,341)	241,875
Results of companies classified as held for sale					210		17
					17,663		306
(*) Includes Petrobras Distribuidora and Braskem S / A.

At the Extraordinary General Meeting of Shareholders of Petrobras Logística de Exploração e Produção SA (PB-LOG), held on April 30, 2020, Petrobras, as sole shareholder, approved the capital reduction of PB-LOG, in the amount of R$ 3,162, in view of the subsidiary's excess capital. The capital reduction was settled financially on August 21, 2020.

On December 29, 2020, Petrobras, as the sole shareholder, approved the capital reduction of its wholly-owned subsidiary Petrobras Transporte S.A. (Transpetro), in the amount of R$ 557, at the Extraordinary Shareholders' Meeting of Transpetro. The capital reduction was carried out at book value, without changing the number of shares, upon delivery to Petrobras, as a return of its participation in the capital stock, of assets and rights related to the investments made by Transpetro in the leased assets of Petrobras, and that are part of the scope of the divestment of the company's refineries and their respective logistical assets and meets the obligations established in the Termination Commitment Term (TCC) signed on June 11, 2019 with the Administrative Council for Economic Defense (CADE).

79

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
31.3.	Investment change (Consolidated)

	Balance at 12.31.2019	Investments	Transfers to held for sale	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2020
Joint Ventures
MP Gulf of Mexico, LLC /PIB BV	2,327	−	−	15	(894)	612	−	(157)	1,903
State-controlled natural gas distributors/Gaspetro	1,533	1	−	(1)	300	−	−	(282)	1,551
Compañia Mega S.A. – MEGA/PIB BV	319	−	−	−	55	90	−	(36)	428
Other companies	634	31	(353)	(22)	108	32	−	(80)	350
Associates (*)
NTS	963	−	−	(65)	253	−	−	(238)	913
TAG	1,142	−	−	(1,084)	96	−	(43)	(111)	−
Other companies	15,228	42	−	82	(3,190)	1,116	(970)	(463)	11,845
Other investments	20	−	−	−	−	−	−	−	20
Total	22,166	74	(353)	(1,075)	(3,272)	1,850	(1,013)	(1,367)	17,010
(*)Includes BR and Braskem, highlighting the result with hedge for future exports and sales and provisions for closing Braskem's rock salt wells.

31.4.	Investments in non-consolidated listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	12.31.2020	12.31.2019	Type	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Associate
BR	436,875	436,875	ON	22.13	30.07	9,668	13,137
						9,668	13,137

Associate
Braskem	212,427	212,427	ON	25.22	31.54	5,357	6,700
Braskem	75,762	75,762	PNA	23.57	29.85	1,786	2,261
						7,143	8,961

The market value for these shares does not necessarily reflect the realization value on the sale of a representative lot of shares.

Braskem S.A. and BR S.A. - Investment in affiliate with shares traded on stock exchanges

The main estimates used in the cash flow projections to determine the value in use of Braskem and BR are being presented in note 27.3.

31.5.	Non-controlling interest

The total non-controlling interest in the company's shareholders' equity is R$ 2,740 (R$ 3,596 in 2019), mainly: R$ 1,107 from Gaspetro (R$ 1,062 in 2019), R$ 335 from Structured Entities (R$ 817 in 2019), R$ 1,000 from FIDC (R$ 1,384 in 2019) and R$ 204 from TBG (R$ 280 in 2019).

The following is the summary financial information:

80

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Gaspetro		Structured Entities		FIDC		TBG
	2020	2019	2020	2019	2020	2019	2020	2019
Current assets	423	368	4,664	3,197	20,528	66,009	1,187	620
Long-term receivables	260	246	2,388	2,363	−	−	1	2
Investments	1,551	1,533	−	−	−	−	−	−
Property, plant and equipment	2	5	−	−	−	−	1,626	1,735
Other non-current assets	270	292	−	−	−	−	10	7
	2,507	2,444	7,052	5,560	20,528	66,009	2,825	2,364
Current liabilities	129	162	5,418	31	3	24	1,070	421
Non-current liabilities	120	114	685	4,450	−	−	1,335	1,370
Shareholders' equity	2,258	2,167	950	1,078	20,525	65,985	419	572
	2,507	2,444	7,052	5,560	20,528	66,009	2,825	2,364
Sales revenues	426	538	−	−	−	−	1,600	1,680
Net income	330	350	(1,007)	162	2,145	3,592	572	709
Cash and cash equivalents generated (used) in the year	(21)	28	1,170	63	9	3,102	128	11

Gaspetro, a Petrobras subsidiary (51%), is a company with a stake in several gas distributors in Brazil, which perform, through concession, piped natural gas distribution services.

Structured entities include Charter Development LLC - CDC, with the objective of building, acquiring and chartering FPSOs, and the Companhia de Desenvolvimento e Modernização de Plantas Industriais - CDMPI, with activities of delayed coking and hydrotreating of coke naphtha at the Henrique Lage Refinery - REVAP. On January 5, 2021, Petrobras acquired 100% of the shares related to CDMPI for the amount of R$ 50 thousand.

The Non-Standardized Credit Rights Investment Fund (“FIDC-NP”) is an investment fund mainly intended for the acquisition of “performed” and / or “non-performed” credit rights for operations carried out by Petrobras companies and their subsidiaries, and aims at optimizing the financial management of cash.

TBG is a company that operates in the transportation of natural gas, through the Bolivia-Brazil gas pipeline and a subsidiary of Petrobras, which has a 51% stake in this company.

31.6.	Summarized information on joint ventures and associates

The company invests in jointly controlled and affiliated projects in the country and abroad, whose activities are related to petrochemical companies, distribution, transportation, trade, processing and the industrialization of oil products and other fuels, gas distributors, biofuels, thermoelectric, refineries and others. The summary accounting information is as follows:

				2020				2019
	Joint operations			Associates	Joint operations			Associates
	Brazil	MP Gulf of Mexico, LLC	Other companies abroad	Brazil	Brazil	MP Gulf of Mexico, LLC	Other companies abroad	Brazil
Current assets	4,129	1,440	713	51,735	4,623	1,501	666	37,186
Long-term receivables	2,002	1,344	19	20,559	1,958	−	21	19,668
Property, plant and equipment	2,559	12,370	327	51,516	2,582	12,622	194	81,461
Other non-current assets	2,506	10	−	3,957	2,559	1	−	6,365
	11,196	15,164	1,059	127,767	11,722	14,124	881	144,680
Current liabilities	2,976	1,185	304	37,793	3,184	956	300	27,211
Non-current liabilities	3,436	4,100	88	76,756	3,255	1,502	75	116,397
Shareholders' equity	4,610	7,976	422	14,773	5,120	9,339	320	1,027
Non-controlling interests	174	1,903	245	(1,555)	163	2,327	186	45
	11,196	15,164	1,059	127,767	11,722	14,124	881	144,680
Sales revenues	10,602	3,856	−	146,556	16,070	5,127	530	158,666
Net income	477	(3,132)	45	837	972	1,670	68	9,533
Participation - %	23.5 to 83%	20%	34 to 45%	4.59 to 40%	20 to 51.5%	20%	34 to 45%	4.59 to 40%

Accounting policy

Consolidation basis

The consolidated financial statements cover information from Petrobras and its subsidiaries, jointly controlled operations and consolidated structured entities.

Control is obtained when Petrobras has: i) power over the investee; ii) exposure to, or rights to, variable returns arising from your involvement with the investee; and iii) the ability to use its power over the investee to affect the value of its returns.

81

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The subsidiary and controlled companies are consolidated from the date on which control is obtained until the date on which this control ceases to exist, using accounting practices consistent with those adopted by the company.

Structured entities are those designed so that voting rights, or similar, are not the dominant factor in determining who controls the entity. As of December 31, 2020, Petrobras controls and consolidates 3 structured entities: CDC (USA, E&P); CDMPI (Brazil, Refining, Transportation and Commercialization (RTC)) and Non-standard Credit Rights Investment Fund of Petrobras and its subsidiaries (Brazil, Corporate).

Transactions and balances between group entities, including unrealized income arising from these transactions, are eliminated in the consolidation process.

Investments in other companies

Affiliate is the entity over which the company has significant influence, defined as the power to participate in the making of decisions about an investee's financial and operating policies, but without the individual or joint control of those policies. A joint business is one in which two or more parties have joint control established by contract, which can be classified as a joint operation or a jointly controlled venture, depending on the rights and obligations of the parties.

While in a joint operation, the integrating parties have rights over the assets and obligations over the liabilities related to the business, in a jointly controlled venture, the parties have rights over the net assets of the business. In the exploration and production segment, some activities are conducted by joint operations.

In the parent company financial statements, investments in associates, subsidiaries and jointly controlled entities are valued using the equity accounting method (MEP) from the date they become their associate, jointly controlled and controlled enterprise. Only joint operations constituted by a vehicle entity with its own legal personality are evaluated by MEP. For other joint operations, the company recognizes its assets, liabilities and the respective income and expenses in these operations.

In the consolidated financial statements, investments in associates and joint ventures are recognized by the MEP considering the accounting practices of Petrobras. The distributions received from these investees reduce the carrying amount of the investment.

Business combination and Goodwill

Business combination is an operation or other event through which an acquirer obtains control of one or more businesses, regardless of the legal form of the operation. The acquisition method is applied to transactions in which control is obtained. Business combinations of entities under common control are accounted for at cost. Under the acquisition method, identifiable assets acquired and liabilities assumed are measured at fair value, with limited exceptions.

Goodwill for expected future profitability is measured at the amount whose sum: (i) of the amount transferred in exchange for the acquired company's control; (ii) the amount of any non-controlling interests in the acquiree; (iii) and in the case of a business combination carried out in stages, of the fair value of the acquirer's interest in the acquiree immediately before the combination; exceeds the net value of identifiable assets acquired and liabilities assumed. When this sum is less than the net value of the identifiable assets acquired and the liabilities assumed, a gain from an advantageous purchase is recognized in the statement of income.

Changes in interests in subsidiaries that do not result in a change of control are not considered a business combination and, therefore, are recognized directly in shareholders’ equity, as capital transactions, by the difference between the price paid / received, including transaction costs directly related and the book value of the interest acquired / sold.

32.	Disposal of assets and other changes in organizational structure

The company has a dynamic portfolio of partnerships and divestments, in which it evaluates opportunities to dispose of non-strategic assets in its various areas of activity, whose development of transactions also depends on conditions that are beyond the company's control.

The divestment and strategic partnership projects follow the procedures in line with the guidelines of Tribunal de Contas da União (TCU) and the current legislation.

The main classes of assets and liabilities classified as held for sale are shown below:

82

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
							12.31.2020	12.31.2019
	E&P	RT&M	Gas and Power	Distribution	Biofuel	Corporate	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	6	−	−	68	−	−	74	18
Trade receivables	−	−	−	126	−	−	126	277
Inventories	−	−	−	23	−	−	23	52
Investments	1	−	98	1	255	−	355	1,429
Property, plant and equipment	3,114	97	−	107	−	−	3,318	8,248
Others	−	−	−	185	−	−	185	309
Total	3,121	97	98	510	255	−	4,081	10,333
Liabilities on assets classified as held for sale
Trade Payables	3	−	−	107	−	−	110	108
Finance debt	−	−	−	26	−	44	70	572
Provision for decommissioning costs	3,326	−	−	−	−	−	3,326	11,934
Others	−	−	−	53	−	−	53	470
Total	3,329	−	−	186	−	44	3,559	13,084

32.1.	Transactions pending closing at December 31, 2020

The assets and liabilities corresponding to the operations described below, operations not completed, are classified as held for sale on December 31, 2020.

Transaction	Acquirer	Signature date	Transaction amount (*)	Further information
Exercise of the put option to transfer the remaining interest (10%) in Lapa field to Total, in block BM-S-9, as provided in the contract signed in January 2018, when Total acquired a 35% interest on this field, becoming the operator of the field.	Total	December 2018	US$ 50 million	a
Sale of 30% of the Frade field concession. The transaction also includes the sale of the entire stake held by the subsidiary Petrobras Frade Inversiones S.A. (PFISA), in the company Frade BV, which owns the offshore assets used in the production development of this field.	PetroRio	November 2019	US$ 100 million	b
Sale of the Company’s entire interest in the onshore fields Fazenda Belém and Icapuí, called Fazenda Belém group, located in the Potiguar basin, in the state of Ceará.	SPE Fazenda Belém S.A., subsidiary of 3R Petroleum e Participações S.A.	August 2019	US$ 35.2 million	c
Sale of the Company’s entire interest in eight onshore fields, called Rio Ventura group, located in the in the state of Bahia.	SPE Rio Ventura S.A., subsidiary of 3R Petroleum e Participações S.A	August 2020	US$ 51 million	d
Sale of the Company’s entire interest in 27 onshore fields, called Cricaré group, located in the in the state of Espírito Santo.	Karavan SPE Cricaré S.A. (51%) and Seacrest Capital Group Limited (49% and equity provider)	August 2020	US$ 37 million	e
Petrobras Uruguay Sociedad Anónima de Inversiones (PUSAI) signed a contract for the sale of its entire stake in Petrobras Uruguay Distribuición S.A. (PUDSA).	DISA Corporación Petrolífera S.A.	August 2020	US$ 61.70 million	f
Sale of the Company’s entire interest in 14 onshore fields, called Recôncavo group of fields, located in the state of Bahia.	Ouro Preto Energia Onshore S.A, subsidiary of Petroleum Óleo e Gás S.A..	December 2020	US$ 250 million	g
Sale of the Company’s entire interest in 12 onshore fields, called Remanso group of fields, located in the state of Bahia.	Petrorecôncavo S.A.	December 2020	US$ 30 million	h
Petrobras Biocombustível S.A. (PBio) signed a contract for the sale of all of its shares issued by BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A. (BSBios) (50% of the share capital).	RP Participações em Biocombustíveis S.A	December 2020	320	i
Sale of the totality of its 49% interest in the company Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Eletrica SA. (“Eólica Mangue Seco 1”).	V2I Transmissão de Energia Elétrica S.A.	December 2020 (**)	42.5	j

Joint sale with Wobben Windpower Indústria e Comércio Ltda (Wobben) of all of its stakes (51% Wobben and 49% Petrobras) in the companies Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica SA (“Eólica Mangue Seco 3”) and Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica SA (“Eólica Mangue Seco 4”).	V2I Transmissão de Energia Elétrica S.A.	December 2020 (**)	89.9	K
(*) Only amounts considered at the signing of the transaction.

(**) Date of approval by the Board of Directors.

83

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

a)                Sale of Lapa field – Strategic alliance with Total

The transaction is subject to price adjustments and to the fulfillment of certain conditions precedent.

b)               Sale of Frade field

Payments are composed of: (i) US$ 7.5 million was paid at the contract signing; (ii) US$ 92.5 million to be paid at the closing of the transaction, subject to price adjustments. In addition, there is a contingent payment amounting to US$ 20 million subject to a new discovery in the field.

c)                Sale of onshore fields in Ceará

Payments are composed of: (i) US$ 8.8 million was paid at the contract signing; (ii) US$ 16.4 million to be paid at the transaction closing; and (iii) US$ 10 million to be paid in twelve months after the transaction closing.

Such amounts do not consider the adjustments due and are subject to the fulfillment of precedent conditions, such as approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

d)               Sale of onshore fields in Bahia – Ventura group of fields

Payments are composed of: (i) US$ 3.8 million was paid at the contract signing; (ii) US$ 31.2 million to be paid at the transaction closing; (iii) US$ 16 million to be paid in thirty months after the transaction closing; and (iv) US $ 43.2 million in contingent payments provided for in the contract that depend on the achievement of oil barrel prices negotiated between the parties.

The amounts do not consider the adjustments due and the closing of the transaction is subject to the fulfillment of precedent conditions, such as approval by the ANP.

e)                Sale of onshore fields in Espírito Santo

Receipt term: (i) US$ 11 million received on the date of signing the contract; (ii) US$ 26 million, to be paid at the closing of the transaction and (iii) US$ 118 million classified as contingent assets, US$ 88 million conditioned and linked to the Brent value and US$ 30 million conditioned to approval by the ANP the extension of the terms of the concession contracts for nine fields considered principal by the buyer (São Mateus, Rio Itaúnas, Fazenda Cedro, Lagoa Suruaca, Fazenda São Jorge, Rio São Mateus, Campo Grande, Mariricu and Mariricu Norte).

The amounts do not consider the adjustments due and the closing of the transaction is subject to the fulfillment of precedent conditions, such as ANP approval and that the buyer has obtained the Environmental License from the Instituto Estadual de Meio Ambiente e Recursos Hídricos (IEMA).

f)                 Sale of Petrobras Uruguay Distribución S.A. (PUDSA)

Payments are composed of (a) US$ 6.17 million were paid at the contract signing; and (b) US$ 55.53 million to be paid at the transaction closing. The final amount of the transaction is subject to adjustments until the closing date of the transaction.

This sale is subject to the fulfillment of conditions precedent, such as approval by the Uruguayan Competition Defense Authority.

g)               Sale of onshore fields in Bahia – Recôncavo group of fields

Payments are composed of: (i) US$ 10 million was paid at the contract signing; and (ii) US$ 240 million to be paid at the transaction closing.

The amounts do not consider the adjustments due and the closing of the transaction is subject to the fulfillment of precedent conditions, such as approval by the ANP.

h)               Sale of onshore fields in Bahia – Remanso group of fields

Payments are composed of: (i) US$ 4 million to be paid on December 23, 2021; (ii) US$ 21 million to be paid at the transaction closing; and (iii) 5 million to be paid one year after the transaction closing.

Like other field sales operations, it does not consider adjustments due and the closing of the transaction is subject to the fulfillment of precedent conditions.

84

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

i)                 Sale of BSBios

The sale amount, including inflation indexation, will be deposited in escrow accounts, due to the PBio's interest in BSBios. This amount is subject to usual adjustments for transactions of this nature.

PBio will be able to draw down R$ 255 from the escrow account at the transaction closing, and R$ 67 will draw down for the indemnification of eventual contingencies and released according to the terms and conditions set forth in the contract.

j)                 Mangue Seco Wind Farm 1

The amount will be received in a single installment at the closing of the transaction and is subject to the adjustments provided for in the contract.

k)                Mangue Seco Wind Farms 3 and 4

Deadline for receipt: i) R$ 22.5 upon signing the contract; (ii) R$ 67.4 at the closing of the transaction, subject to the adjustments provided for in the contracts.

32.2.	Closed transactions
Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount	Contractual amount(*) (**)	Gain (loss) (***)	Further information
Full sale of the equity interest held by Petrobras (50%) in Petrobras Oil & Gas B.V. ("PO&G BV"), a joint venture in the Netherlands, with assets located in Nigeria.	Petrovida Holding B.V	S October/2018 C January/2020	6,026	US$ 1,454 Million	7	a

Sale of 100% interest in the Pampo and Enchova Poles (Enchova, Enchova Oeste, Marimbá, Piraúna, Bicudo, Bonito, Pampo, Trilha, Linguado and Badejo fields, located in shallow waters in the Campos Basin.	Trident Energy do Brasil LTDA, subsidiary of Trident Energy L.P	S July/2019 C July/2020	2,153	US$ 418,6 Million	1,927	b

Sale of the totality of participation in a set of production fields, land and sea, called Polo Macau (Aratum, Macau, Serra, Salina Cristal, Lagoa Aroeira, Porto Carão and Sanhaçu), in the Potiguar Basin, located in the state of Rio Grande do Norte	SPE 3R Petroleum S.A., a total subsidiary of 3R Petroleum e Participações S.A.	S August/2019 C May/2020	862	862	420	c

Execution of a share purchase and sale agreement referring to Petrobras' remaining 10% stake in Transportadora Associada de Gás S.A. (TAG).	Group formed by ENGIE and the Canadian fund Caisse de Dépôt et Placement du Québec (CDPQ).	S July/2020 C July/2020	1,006	1,006	147	d

Sale of 100% interest in the Baúna field (BM-S-40 concession area), located in shallow waters in the Santos Basin.	Karoon Petróleo & Gás Ltda (Karoon), subsidiary of Karoon Energy Ltd.	S July/2019 C November/2020	1,254	US$ 240 Million	1,481	e

Full sale of equity interest in Liquigás Distribuidora S.A	Copagaz and Nacional Gás Butano	S November/2019 C December/2020	4,035	4,035	2,731	-

			15,336		6,713
(*) Considering amounts agreed upon signing the transaction and converted into reais, when traded in another currency.
(**) The value of “Receipts for the sale of assets (Divestments) in the Cash Flow Statement” is mainly composed of amounts from the Divestment Program: partial receipt of operations for this year, installments for operations from previous years and advances referring to unfinished operations.
(***) Recognized in "Income from disposals, write-off of assets and result from remeasurement of equity interests" - Note 11 - Other net operating income (expenses).

These conclusions came after the fulfillment of possible precedent conditions.

a)                Sale of Petrobras’s interest in Petrobras Oil & Gas B.V. (PO&GBV)

The transaction was concluded and involved a total amount of US$ 1.530 billion, adjusted to US$ 1.454 billion, reflecting the incidence of interest on the acquisition price and the deduction of the portion that fell to Petrobras from the payment of fees for approval of the transaction by Nigerian Government. Of the total of US$ 1.454 billion, Petrobras received US$ 1.030 billion in the form of dividends paid by PO & GBV since the base date of the transaction (January 1, 2018). On the closing date, it received US$ 276 million, and US$ 25 million in June 2020, leaving US$ 123 million (face value) that will be received after the completion of the process of redetermination of the Abgami field and in up to 5 years. from the closing of the transaction.

85

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

b)               Sale of Pampo and Enchova groups of fields

At the transaction closing, the Company received US$ 365.4 million after the fulfillment of all the conditions precedent and the inclusion of additional conditions, providing for the payment of amounts of up to US$ 650 million classified as contingent assets, to be recognized when the agreed conditions are met.

The amount received at the transaction closing adds up to the US$ 53.2 million paid to Petrobras upon the contract signing, totaling US$ 418.6 million.

c)                Sale of fields in Macau group of fields

Petrobras held a 100% interest in all concessions, with the exception of Sanhaçu, in which it was an operator with a 50% interest, with the remaining percentage of Petrogal.

The transaction amount of R$ 862 includes the adjustments provided for in the contract and the amount received on August 9, 2019, upon signing the contract, referring to the first installment.

d)               Sale of remaining interest in Transportadora Associada de Gás (TAG)

The transaction was concluded for the amount of R$ 1,006, fully paid on the date of the signing of the contract, after the deduction of R$ 110 of dividends paid to Petrobras in June 2020 and other price adjustments.

In addition, as a result of this operation, the loss of R$ 225 with accumulated cash flow hedge since the sale of TAG's control in June 2019 was reclassified to income, as other net expenses, recognized as other comprehensive income in the Shareholders’ Equity of Petrobras in a way that reflects the values registered with TAG.

e)                Sale of Baúna field

Due to the economic effects caused by the COVID-19 pandemic and the consequent difficulty in meeting the conditions precedent originally set, the parties defined adjustments to the terms of the contract and the payment of the transaction value.

After the fulfillment of the precedent conditions, the transaction was concluded with the payment of US$ 150 million. The amount received at closing adds up to the amount of US$ 50 million paid on the date of signature. The remaining portion, estimated at approximately US$ 40 million, will be paid by Karoon within 18 months from the date of completion of the transaction, considering price adjustments, since the base date of the transaction is January 1, 2019 and, therefore, the amount was adjusted according to the result of the cash flow incorporated by Petrobras up to the closing date.

Additionally, a contingent portion of the price was agreed by the parties, to be received by Petrobras by 2026, in the amount of US$ 285 million, depending on the achievement of average oil barrel prices negotiated between the parties.

32.3.	Other Operations

a) Contingent portion of the sale of interest in exploratory block BM-S-8

On July 28, 2016, Petrobras sold its total interest (equivalent to 66%) in block BM-S-8 where the Bacalhau field (former Carcará area) is located, in the pre-salt basin Santos, to Equinor, in the amount of US $ 2.5 billion.

The first installment, of US$ 1.25 billion, corresponding to 50% of the transaction value, was received on November 22, 2016. The second installment, in the amount of US$ 300 million, was received on March 21, 2018 .

The third installment, in the amount of US$ 950 million, remains contingent, pending approval of the Production Individualization Agreement (AIP) by ANP, whose submission to ANP by Equinor occurred on January 29, 2021, or 12 (twelve) months after the submission of the AIP to ANP, whichever comes first.

b) Merger of Petrobras Negócios Eletrônicos S.A. (E-Petro)

On March 4, 2020, the Petrobras Board of Directors approved the merger of E-Petro, with its extinction, without increasing Petrobras' share capital.

86

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

c) Constitution of subsidiaries

In November and December 2020, the subsidiaries Refinaria de Mucuripe S.A, Refinaria de Manaus S.A., Paraná Xisto S.A. and Refinaria de Mataripe S.A. were set up. In addition, another four subsidiaries are in the process of being incorporated. This is a preparatory step for refining divestment processes and their respective logistical assets and observes the obligations established in the Termination Commitment Term signed on June 11, 2019 with the Conselho Administrativo de Defesa Econômica (CADE).

32.4.       Cash flows from sales of interest with loss of control

The sales of equity interest that resulted in loss of control and the cash flows arising from these transactions are shown below:

	Amount received	Cash and cash equivalents of controlled entities with loss of control	Net cash flow
2020
Petrobras Oil & Gas B.V.(PO&GBV) (*)	1,144	−	1,144
Liquigas	4,035	(51)	3,984
Total	5,179	(51)	5,128
2019
Petrobras Paraguay	1,474	(303)	1,171
Total	1,474	(303)	1,171
(*) Amount of US$ 276 received on the closing date of the transaction.

Accounting Policy

They are classified as held for sale when their book value is recoverable, mainly through the sale.

For the company, the condition for classification as held for sale is only achieved when the sale is approved by Management, the asset is available for immediate sale in its current conditions and there is an expectation that the sale will occur within 12 months after the classification as available for sale. However, in cases where the non-compliance with the term of up to 12 months is proven to be caused by events or circumstances beyond the company's control and if there is still sufficient evidence of the disposal, the classification may be maintained.

Assets held for sale and associated liabilities are measured at the lower of the carrying amount and the net fair value of selling expenses and are presented separately in the balance sheet.

When a transaction reflects the sale of a component of the company that represents an important separate line of business, it is considered a discontinued operation, with its results and cash flows presented in a segregated manner based on the classification of the respective assets and liabilities as held for sale.

33.	Assets by operating segment

The segmented information reflects the evaluation structure of senior management in relation to performance and the allocation of resources to the business.

87

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consolidated assets by operating segment - 12.31.2020
	E&P	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Current assets	27,713	42,455	10,264	79,700	(17,809)	142,323
Non-current assets	597,341	124,092	43,241	80,413	9	845,096
Long-term receivables	24,657	13,196	5,070	62,042	9	104,974
Investments	2,026	2,081	3,152	9,751	−	17,010
Property, plant and equipment	494,838	108,308	34,373	7,915	−	645,434
Operating assets	441,285	95,122	22,345	6,427	−	565,179
Under construction	53,553	13,186	12,028	1,488	−	80,255
Intangible assets	75,820	507	646	705	−	77,678
Asset	625,054	166,547	53,505	160,113	(17,800)	987,419

Consolidated assets by operating segment - 12.31.2019
	E&P	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Current assets	23,114	49,467	7,789	51,186	(19,455)	112,101
Non-current assets	598,746	125,951	43,451	45,911	(149)	813,910
Long-term receivables	26,022	13,296	5,517	26,471	−	71,306
Investments	2,387	4,472	4,299	11,008	−	22,166
Property, plant and equipment	493,746	107,659	32,975	7,718	(149)	641,949
Operating assets	428,589	95,245	22,593	7,191	(149)	553,469
Under construction	65,157	12,414	10,382	527	−	88,480
Intangible assets	76,591	524	660	714	−	78,489
Asset	621,860	175,418	51,240	97,097	(19,604)	926,011

Accounting practices for segment information are described in note 13 - Segment information - Results.

34.	Finance debt
34.1.	Balance by type of finance debt
	Consolidated		Parent Company
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Banking Market	26,069	21,452	25,981	20,428
Capital Market	13,053	13,980	12,145	12,694
Development banks	6,836	7,766	1,142	1,940
Related parties	−	−	10,580	61,142
Others	51	53	−	−
In Brazil	46,009	43,251	49,848	96,204
Banking Market	70,576	66,727	25,908	22,080
Capital Market	143,557	130,899	−	−
Development banks	1,047	163	1,047	163
Export Credit Agency	17,793	13,033	−	−
Related parties	−	−	357,471	244,391
Others	1,056	909	−	−
Abroad	234,029	211,731	384,426	266,634
Total	280,038	254,982	434,274	362,838
Current	21,751	18,013	76,783	150,931
Non-current	258,287	236,969	357,491	211,907

The amount classified in current liabilities comprises:

	Consolidated		Parent Company
	12.31.2020	12.31.2019	12.31.2019	12.31.2020
Short-term debt	5,926	8,077	15,207	92,300
Current portion of long-term debt	12,382	6,364	61,280	58,032
Accrued interest on short and long-term debt	3,443	3,572	296	599
Current	21,751	18,013	76,783	150,931

As of December 31, 2020, there were no defaults, breaches of covenants or adverse changes in clauses that resulted in changes in the payment terms of loans and financing contracts. There was no change in the guarantees required in relation to December 31, 2019.

88

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
34.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2018	Additions	Principal amortization (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2019
Brazil	62,971	8,565	(21,665)	(2,925)	3,246	439	−	−	(7,380)	43,251
Abroad	263,190	20,894	(82,197)	(15,138)	15,261	2,129	7,474	118	−	211,731
Total	326,161	29,459	(103,862)	(18,063)	18,507	2,568	7,474	118	(7,380)	254,982

	Balance at 12,31,2019	Additions	Principal amortization (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12,31,2020
Brazil	43,251	7,294	(5,543)	(1,720)	2,034	693	−	−	−	46,009
Abroad	211,731	78,229	(122,397)	(14,958)	16,427	7,830	57,593	(398)	(28)	234,029
Total	254,982	85,523	(127,940)	(16,678)	18,461	8,523	57,593	(398)	(28)	280,038
Debt restructuring		−	(6,139)	−
Deposits linked to financing		−	−	850
Net cash used in financing activities		85,523	(134,079)	(15,828)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts and cost transactions associated.

In 2020, loans and financing were mainly used to settle old debts and manage liabilities, with a view to improving the debt profile and better adapting to the maturity periods of long-term investments, and the cash reserve for the maintenance of the company's liquidity.

In the year ended December 31, 2020, proceeds from financing amounted to R$ 85,523, principally reflecting: (i) funds raised from banking market (in Brazil and abroad), in the amount of R$ 15,885; (ii) withdrawal of R$ 38,628 in revolving credit facilities at national and international banks, and (iii) global notes issued in the capital market in the amount of
R$ 22,815 of which R$ 13,920 relates to the issue of new bonds maturing in 2031 and R$ 8,895 the remaining relates to new bonds issued maturing in 2050.

The Company repaid several finance debts, in the amount of R$ 149,907, notably: (i) prepayment of banking loans in the domestic and international market totaling R$19,517 and (ii) R$ 50,443 to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to R$ 6,127; and (iii) total prepayment of its revolving credit lines abroad, in the amount of R$ 40,748 (US$ 7.6 billion).

In addition, the Company carried out, in the international banking market, operations to improve its debt profile and to extend its maturity, not involving financial settlements, in the total amount of R$ 10,719.

34.3.	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	Until 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	From 5 years on	Total (**)	Fair value

Financing in U.S. Dollars (US$) (*):	17,087	11,083	19,711	22,822	27,492	121,026	219,221	252,249
Floating rate debt	11,014	11,083	14,890	18,699	22,378	11,180	89,244
Fixed rate debt	6,073	−	4,821	4,123	5,114	109,846	129,977
Average interest rate	4.8%	4.9%	4.8%	5.1%	5.3%	6.6%	6.1%
Financing in Reais (R$):	4,121	5,972	9,080	8,078	2,114	12,948	42,313	45,415
Floating rate debt	2,602	4,835	8,270	6,218	1,672	4,503	28,100
Fixed rate debt	1,519	1,137	810	1,860	442	8,445	14,213
Average interest rate	3.0%	3.8%	4.8%	4.5%	4.2%	4.3%	4.1%
Financing in Euro (€):	299	−	1,829	77	2,767	3,831	8,803	10,359
Fixed rate debt	299	−	1,829	77	2,767	3,831	8,803
Average interest rate	4.6%	-	4.6%	4.7%	4.7%	4.7%	4.7%
Financing in Pound Sterling (£):	244	−	−	−	−	9,457	9,701	11,666
Fixed rate debt	244	−	−	−	−	9,457	9,701
Average interest rate	6.2%	−	−	−	−	6.4%	6.3%
Total at December 31, 2020	21,751	17,055	30,620	30,977	32,373	147,262	280,038	319,689
Average interest rate	4.6%	4.8%	4.8%	5.1%	5.2%	6.4%	5.9%
Total at December 31, 2019	18,013	16,002	18,904	32,392	34,410	135,261	254,982	305,044
Average interest rate	5.1%	5.2%	5.3%	5.3%	5.3%	6.3%	5.9%

(*) It includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**) The average maturity of outstanding debt at December 31, 2020 is 11.71 years (10.80 years on December 31, 2019).

As of December 31, 2020, the fair values of financing are mainly determined by using:

89

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
•	Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 172,717 (R$ 152,397, on December 31, 2019); and
•	Level 2 - cash flow method discounted by the interpolated spot rates of the indexes (or proxies) of the respective financing, observed in the currencies pegged, and by the credit risk of Petrobras, in the amount of R$ 146,972 (R$ 152,647, in 31 December 2019).

The sensitivity analysis of financial instruments subject to exchange rate variation is presented in note 38.3.

The nominal (undiscounted) flow of principal and interest on financing, by maturity, is shown below:

	Consolidated
Maturity	2021	2022	2023	2024	2025	2026 onwards	12.31.2020	12.31.2019
Principal	18,301	17,642	30,176	32,374	32,986	155,024	286,503	263,147
Interest	12,658	12,191	11,369	10,587	9,496	146,124	202,425	176,783
Total (*)	30,959	29,833	41,545	42,961	42,482	301,148	488,928	439,930
(*)The nominal flow of leases is found in note 35. .
90

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
34.4.	Lines of credit
				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	-	4,350
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	-	3,250
PGT BV	BNP Paribas	12/22/2016	1/9/2021	350	336	14
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	714	36
Total				8,700	1,050	7,650
In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	2,000	−	2,000
Petrobras	Bradesco	6/1/2018	5/31/2023	2,000	2,000	−
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Undefined	329	−	329
Total				6,329	2,000	4,329

In line with the company's liabilities management strategy, committed credit lines were contracted, which are additional sources of liquidity that will allow greater efficiency in the company's cash management.

In March 2020, Petrobras withdrew credit lines (Revolving Credit Lines), in the amount of US$7.6 billion and R$ 2.0 billion, to reinforce its liquidity and protect itself within the context of the COVID- 19 and the oil price shock.

In the third quarter of 2020, Petrobras made the total prepayment of its credit lines committed abroad (Revolving Credit Lines), in the amount of US$ 7.6 billion. These resources are available for new withdrawals, if necessary.

34.5.	Covenants and Collateral

34.5.1 Covenants

As of December 31, 2020, the company has obligations met related to debt contracts (covenants), with emphasis on: (i) presentation of the financial statements within 90 days for the interim periods, without review by the independent auditors, and 120 days for the end of the year, with cure periods that extend these periods by 30 and 60 days, depending on the contract; (ii) Negative Pledge / Permitted Liens clause, where Petrobras and its material subsidiaries undertake not to create liens on their assets to guarantee debts beyond those allowed; (iii) compliance with the laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and that establish and maintain policies necessary for such compliance; (v) clauses in financing contracts that restrict relations with entities or even countries sanctioned mainly by the United States (including, but not limited to the Office of Foreign Assets Control -OFAC) Department of State and Department of Commerce, the European Union and the United Nations; and (vi) clauses related to the level of indebtedness in certain debt contracts with BNDES.

34.5.2Collateral

Financial institutions do not normally require guarantees for loans and financing granted to the Parent Company. However, there are financing granted by specific instruments, which have real guarantees. Additionally, there is a financing contract obtained from the China Development Bank (CDB), which also has a collateral, according to note 39.6.

Loans obtained by structured entities are guaranteed by the projects themselves, as well as by pledge of credit rights.

Financing with the capital market, which corresponds to securities issued by the company, does not have collateral.

Accounting Policy

Financing is initially recognized at fair value less transaction costs directly attributable, and subsequently measured at amortized cost using the effective interest method. When your contractual terms are modified and such modification is not substantial, your accounting balances will reflect the present value of your cash flows under the new terms, using the original effective interest rate. The difference between the book balance of the remeasured instrument at the time of a non-substantial change in its terms and its book balance immediately prior to such change is recognized as a gain or loss in the statement of income of the period. When such a change is substantial, the original financing is extinguished and a new financial liability is recognized, with an impact on the income for the period.

91

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
35.	Lease liabilities

The leases mainly include oil and natural gas production units, drilling rigs and other exploration and production equipment, ships, support vessels, helicopters, land and buildings. The movement of lease contracts recognized as liabilities is shown below:

	Consolidated
	Balance at 12.31.2019	Remeasurement / new contracts	Payment of principal and interest	Unwinding of discount	Foreign exchange gains and losses	Cumulative translation adjustment (CTA)	Transfers	Balance at 12.31.2020
Brazil	22,183	3,360	(8,044)	1,508	3,662	−	(113)	22,556
Abroad	73,996	11,211	(21,880)	5,305	11,451	9,901	(30)	89,954
Total	96,179	14,571	(29,924)	6,813	15,113	9,901	(143)	112,510
Payments relating to liabilities held for sale			(351)
Cash flow			(30,275)

As of December 31, 2020, the value of the lease liability of Petrobras Parent Company is R$ 121,288 (R$ 188,204 as of December 31, 2019), including leases and sub-leases with investees, mainly vessels with PNBV and Transpetro. The reduction that occurred during the year of 2020 is basically due to the termination of contracts, resulting from the nationalization of platforms of the PNBV group, which became part of the Parent company's fixed assets.

As of December 31, 2020, the nominal flow (not discounted) without considering the projected future inflation in the lease contract flows, by maturity, is shown below:

	Consolidated
Nominal Future Payments	2021	2022	2023	2024	2025	2026 onwards	Total	Recoverable Taxes
Without readjustment
Vessels	14,883	11,361	6,097	3,602	1,833	6,036	43,812	1,286
Others	709	433	232	45	3	−	1,422	83
With readjustment - abroad (*)
Platforms	7,811	6,729	6,591	6,363	6,192	49,729	83,415	−
Vessels	3,772	2,005	604	605	604	1,314	8,904	−
With readjustment – Brazil
Vessels	1,751	1,055	780	572	389	277	4,824	432
Properties	525	452	469	439	439	4,866	7,190	71
Others	464	365	281	71	21	54	1,256	79
Nominal value on December 31 2020	29,915	22,400	15,054	11,697	9,481	62,276	150,823	1,951
Nominal value on December 31 2019	23,785	20,086	14,155	10,628	8,723	52,631	130,008	1,873
(*) Agreements in U.S. dollars.

The following is the main information by family of lease agreements, where platforms and vessels represent approximately 95% of the lease liability:

Consolidated

Present Value of Future Payments	Discount rate (% per year)	Average Period (Years)	Recoverable taxes	12.31.2020	12.31.2019
Without readjustment
Vessels	3.9933	5.3	1,187	38,776	29,019
Others	2.5681	2.3	76	1,365	1,289
With readjustment - abroad (*)
Platforms	6.1264	13.4	0	55,849	52,161
Vessels	4.6173	4.1	0	7,952	4,233
With readjustment – Brazil
Vessels	6.728	3.9	369	4,127	4,622
Properties	8.4268	20.8	55	3,341	3,462
Others	6.431	3.3	69	1,100	1,393
TOTAL	5.5398	10.4	1,756	112,510	96,179

(*) Incremental nominal rate on company loans, calculated based on the yield curve of bonds and credit risk of the company, as well as term adjusted by the duration of the respective payment flow and guarantees of the lease agreements.

In certain contracts, during the lease term, there are payments that vary due to changes in facts or circumstances that occurred after their start date, in addition to the passage of time. Such payments are not included in the measurement of lease obligations. In 2020, these amounts were R$ 4,033 and represented 13% in relation to fixed payments (R$ 2,611 and 13% in relation to fixed payments, in the year ended December 31, 2019).

In 2020, the company recognized lease expenses in the amount of R$ 583 (R$ 2,929 in the year ended December 31, 2019), referring to contracts with a term of less than one year.

92

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

As of December 31, 2020, the balances of lease agreements that had not yet been initiated, due to the related assets being under construction or not being made available for use, represent the amount of R$ 350,299 (R$ 200,788 as of December 2019). The increase that occurred during the year of 2020 is basically due to commitments to charter six floating production units.

The sensitivity analysis of financial instruments subject to exchange rate variation is presented in note 38.3.

Accounting Policy

Lease liabilities, including those whose underlying assets are of low value, are measured at the present value of lease payments without reflecting projected future inflation, which take into account taxes to be recovered, as well as non-cancellable terms and extension options when they are reasonably certain. These payments are discounted at the nominal incremental rate on the company's loans, since the interest rates implicit in lease agreements with third parties cannot normally be determined promptly.

Lease liability remeasurements reflect changes arising from contractual rates, as well as in lease terms due to new expectations of lease extensions or terminations.

The interest incurred updates the lease liability and is classified as financial expenses, while payments reduce its book value. In accordance with the company's foreign exchange risk management, exchange rate variations arising from the balance of lease liabilities denominated in US dollars are designated as instruments to protect cash flow hedge relationships involving highly probable future exports (see note 38.3).

In the E&P segment, some activities are conducted through joint operations where the company is the operator. In cases where all parties to the joint operation are primarily responsible for the lease payments, the company recognizes the lease liability in proportion to its share. In addition, underlying assets arising from a specific company lease may be used in a joint operation. In these cases, the lease liabilities remain fully recognized and the collection from partners is carried out in proportion to their interests.

Payments associated with short-term leases (term of 12 months or less) are recognized as an expense over the term of the contract.

36.	Equity
36.1.	Share capital (net of share issuance costs)

On December 31, 2020 and 2019, subscribed and fully paid share capital, net of issuance costs, in the amount of R$ 205,432 is represented by 13,044,496,930 shares, of which R$ 117,208 referring to 7,442,454,142 common shares and R$ 88,224 referring to 5,602,042,788 preferred shares, all nominative, book-entry and without par value. Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

Accounting policy

Incremental expenses directly attributable to the issue of shares are presented as a deduction from shareholders’ equity, as capital transactions, net of tax effects.

36.2.	Capital reserve

Book-entry shares held by Petrobras in the amount of R$ 7, recognized against treasury shares.

36.3.	Capital transactions

36.3.1Incremental costs directly attributable to the issue of shares

Transaction costs incurred in raising funds by issuing shares, net of taxes.

36.3.2Change in interest in subsidiaries

Differences between the amount paid and the book value resulting from changes in interests in subsidiaries that do not result in loss of control, considering that they refer to capital transactions, that is, transactions with shareholders, as owners.

93

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

36.3.3Treasury shares

Petrobras shares held in treasury in the amount of R$ 7, constituted in 2018, represented by 222,760 common shares and 72,909 preferred shares.

36.4.	Profit reserves

36.4.1Legal reserve

Recognized through the appropriation of 5% of net income for the year, in accordance with Article 193 of the Brazilian Corporation Law.

36.4.2Statutory reserve

Recognized through the appropriation of the net income for each year of an amount equivalent to 0.5% of the paid-in capital at the end of the year and is used to fund research and technological development programs. The balance of this reserve cannot exceed 5% of paid-in capital, in accordance with article 56 of the company's Bylaws.

36.4.3Tax incentives reserve

Recognized by allocating a portion of the income for the year equivalent to tax incentives, resulting from donations or government subsidies, in accordance with Article 195-A of the Brazilian Corporation Law. This reserve can only be used to absorb losses or increase capital.

Accounting policy

Recognized when there is reasonable certainty that the benefit will be received and that all conditions established and related to the grant will be met by the company.

36.4.4Profit retention reserve

It is intended for investment in capital budgeted investments, mainly in exploration and development of oil and gas production, in accordance with Article 196 of the Brazilian Corporation Law.

36.5.	Dividends

The shareholders will be entitled, each year, to dividends, which may not be less than 25% of the adjusted net income, in the form of the Brazilian Corporation Law, prorated by the shares in which the company's capital is divided.

Preferred shares have priority in receiving dividends of at least 5% (five percent) calculated on the part of the capital represented by this type of shares, or 3% (three percent) of the share's equity value, the largest always prevailing, participating, in the same way as common shares, in the capital increases resulting from the incorporation of reserves and income. This priority in receiving dividends does not, in itself, guarantee the payment of dividends in fiscal years in which the company does not earn an income.

The payment of dividends may only be made to holders of preferred shares, if the priority dividends absorb all the adjusted net income for the year or reach an amount equal to or greater than the mandatory minimum dividend of 25%.

The Shareholder Remuneration Policy states that if the consolidated gross debt is: (i) less than US$ 60 billion, the company may distribute to its shareholders 60% of the difference between operating cash flow and acquisition of property, plant and equipment and intangibles, except for payments in the participation in the bidding rounds for exploration and production of oil and natural gas; (ii) greater than US$ 60 billion, the company may distribute to its shareholders the minimum mandatory dividends provided for by law and in its bylaws.

Additionally, on October 27, 2020, the company approved the revision of the Shareholder Remuneration Policy in order to allow Management to propose the payment of dividends compatible with the company's cash generation, even in years when it is not determined net income.

Accounting policy

Compensation to shareholders is in the form of dividends and / or interest on equity based on the limits defined by law and the company's bylaws.

94

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Interest on equity is charged to the dividend for the year, as provided for in the bylaws, recorded in the income statement, as required by tax legislation, and reversed against retained earnings in equity in a manner similar to the dividend, resulting in a tax credit for income tax and social contribution recognized in income for the year.

The portion of dividends provided for in the bylaws or that represents the minimum mandatory dividend is recognized as a liability in the financial statements. Any excess must be kept in shareholders' equity, in the proposed additional dividend account, until the final resolution to be taken by the shareholders at the General Shareholders’ Meeting.

36.5.1Proposed dividends

The dividend proposal recorded in the company's financial statements, subject to approval by the General Shareholders’ Meeting, is shown as follows:

	2020	2019
Net income of the year (Parent Company) attributable to shareholders of Petrobras	7,108	40,137
Appropriation:
Legal reserve	(356)	(2,007)
Tax incentive reserve	−	(738)
Other reversions/additions:	(14)	10
Adjusted income (*)	6,738	37,402

Minimum mandatory dividends:
Dividends of 2019 year	−	10,682
Dividends of 2020 year (priority of the shareholders that have preferred shares)	4,411	−
Dividends in addition to common shares:
Additional dividends of the remaining portion of net income	1,300	−
Additional dividends from the profit retention reserve (**)	4,561	−
Total of proposed dividends	10,272	10,682
Preferred shares (PN) - R$ 0.787446 per share in 2020 (R$ 0.9255 per share in 2019)	4,411	5,185
Common shares (ON) - R$ 0.787446 per share in 2020 (R$ 0.7387 per share in 2019)	5,861	5,497
(*) In addition to the allocation of net income for the year mentioned above, after the constitution of the mandatory minimum dividends, there was a constitution of a statutory reserve in the amount of R$ 1,027 in 2020 (R$ 1,027 in 2019). In 2019, a profit retention reserve of R$ 25,693 was constituted.
(**) Balance of profit retention reserve of R$ 95,333 in 2019.

The proposal for compensation to shareholders to be sent by Management for approval by the General Shareholders’ Meeting of 2021, in the amount of R$ 10,272, includes the mandatory dividend equivalent to the priority of preferred shareholders in the amount of R$ 4,411, whose criterion that prevailed was 5% on the part of the capital represented by this type of shares, and the additional dividends of R$ 5,861 to ordinary shareholders, arising from the remaining portion of the net income for the year and the profit retention reserve, considering that the payment is compatible with the generation in the year and the company's financial sustainability is preserved.

These additional dividends proposed in the amount of R$ 5,861 are highlighted in a shareholders' equity account on December 31, 2020 until the proposal is approved on the General Shareholders’ Meeting of 2021, when it will be recognized as a liability.

In 2019, the compensation proposal submitted by Management and approved by the 2020 General Shareholders’ Meeting, was R$ 10,682 (R$ 0.9255 per preferred share and R$ 0.7387 per common share), including the minimum mandatory dividend in the percentage of 25% of adjusted net income and withholding income tax of 15% of total dividends anticipated in the form of interest on equity.

36.5.2Dividends to be paid

As of December 31, 2020, the remuneration to the shareholders of the parent company in current liabilities is R$ 4,411 (R$ 0.787446 per preferred share), representing the minimum mandatory dividend. In addition to the dividends of the parent company, there are dividends from non-controlling shareholders of Gaspetro (R$ 25) and other subsidiaries (R$ 21), totaling R$ 4,457 of dividends payable in the consolidated.

The remuneration to shareholders will be made available on the date to be fixed in the General Shareholders’ Meeting, being monetarily restated, by the variation of the SELIC rate, from December 31, 2020 until the date of beginning of payment:

95

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
36.6.	Earnings per share
	Consolidated and Parent Company
	2020	2019
Basic and diluted denominator – Net income (loss) attributable to shareholders of Petrobras attributable equally between share classes
Continuing operations
Common	4,055	17,271
Preferred	3,053	13,001
	7,108	30,272
Discontinued operations
Common	−	5,628
Preferred	−	4,237
	−	9,865
Net income of the year
Common	4,055	22,899
Preferred	3,053	17,238
	7,108	40,137
Basic and diluted denominator - Weighted average number of outstanding shares
Common	7,442,231,382	7,442,231,382
Preferred	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261

Basic and diluted earnings per share of continuing operations (R$ per share)
Common	0.54	2.32
Preferred	0.54	2.32

Basic and diluted earnings per share of discontinued operations (R$ per share)
Common	−	0.76
Preferred	−	0.76

Basic and diluted earnings per share (R$ per share)
Common	0.54	3.08
Preferred	0.54	3.08

Basic earnings per share are calculated by dividing the income or (loss) for the year attributed to the company's shareholders by the weighted average number of shares outstanding.

Diluted earnings per share are calculated by adjusting income or (loss) and the weighted average number of shares taking into account the conversion of all potential shares with a dilution effect (equity instruments or contracts capable of resulting in the issue of actions).

The earnings obtained, basic and diluted, present the same amount per share because Petrobras does not have potential shares.

37.	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,388	−	−	3,388
Foreign currency derivatives	−	348	−	348
Interest rate derivatives	−	243	−	243
Balance at December 31, 2020	3,388	591	−	3,979
Balance at December 31, 2019	3,556	235	−	3,791

Liabilities
Foreign currency derivatives		(1,402)	−	(1,402)
Commodity derivatives	(51)	−	−	(51)
Balance at December 31, 2020	(51)	(1,402)	−	(1,453)
Balance at December 31, 2019	(112)	(445)	−	(557)

The estimated fair value for the company's financing, calculated at current market rates, is presented in note 34.

In accounts receivable, certain receivables are classified in the fair value category through profit or loss, according to note 14.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their book values.

96

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
38.	Risk management

Petrobras is exposed to a series of risks arising from its operations, such as the risk related to the prices of oil and oil products, exchange and interest rates, credit and liquidity risk. Corporate risk management is part of the company's commitment to act ethically and in compliance with the legal and regulatory requirements established in the countries where it operates.

For the management of market / financial risks, preferably structural actions are adopted, created as a result of an adequate management of the company's capital and indebtedness. Risks are managed considering governance and established controls, specialized units and monitoring in statutory committees under the guidance of the Executive Board and the Board of Directors. In the company, risks must be considered in all decisions and their management must be carried out in an integrated manner, taking advantage of the benefits of diversification.

38.1.	Derivative financial instruments

The following tables present a summary of the positions of derivative financial instruments held by the company on December 31, 2020, recognized as other current assets and liabilities, in addition to the amounts recognized in the income statement, other comprehensive income for the year and guarantees given as collateral by nature operations:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Derivatives not designated for hedge accounting
Future contracts - total (*)	(240)	(10,383)	(51)	(112)
Long position/Crude oil and oil products	3,927	9,865	−	−	2021
Short position/Crude oil and oil products	(4,167)	(20,248)	−	−	2021

Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	-	US$ 273	−	(1)	-
Long position/Foreign currency forwards (EUR/USD) (**)	-	EUR 2,245	−	(183)	-
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 354	GBP 388	121	40	2021
Short position/Foreign currency forwards (GPB/USD) (**)	-	GBP 224	−	(58)	-
Swap
Foreign currency / Cross-currency Swap (**)	GBP 615	GBP 700	227	126	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(134)	(203)	2034
Swap – IPCA	3,008	3,008	243	24	2029/2034
Foreign currency / Cross-currency Swap (**)	US$ 729	US$ 729	(1,268)	45	2024/2029
Total recognized in the Statement of Financial Position			(862)	(322)
(*)Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

	Gain/(Loss) recognized in the statement of income
	2020	2019
Commodity derivatives
Crude oil - 38.2 (a) (b)	(2,847)	(831)
Gasoline - 38.2 (b)	−	44
Diesel - 38.2 (b)	−	(48)
Other operations- 38.2 (c)	873	(592)
Recognized in Other Income and Expenses	(1,974)	(1,427)
Currency derivatives
Swap Pound Sterling x Dollar - 38.3 (b)	278	(54)
NDF – Euro x Dollar- 38.3 (b)	(48)	(589)
NDF – Pound Sterling x Dollar - 38.3 (b)	116	(33)
Swap CDI x Dollar - 38.3 (b)	(1,301)	45
Others	(6)	20
	(961)	(611)
Interest rate derivatives
Swap - CDI X IPCA	196	24
	196	24
Cash flow hedge on exports (*)	(24,308)	(12,397)
Recognized in Finance Income (Expense)	(25,073)	(12,984)
Total	(27,047)	(14,411)
(*) According to note 38.3.

97

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Gains/ (losses) recognized in other comprehensive income in the year
	2020	2019
Cash flow hedge on exports (*)	(75,159)	(1,072)

(*) According to note 38.3.

	Guarantees given as collateral
	12.31.2020	12.31.2019
Commodity derivatives	69	244
Currency derivatives	403	637
	472	881

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of December 31, 2020 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future contracts and forward contracts (swap)	Crude oil and oil products - price changes	−	(142)	(285)
		−	(142)	(285)

⁽*⁾ The probable scenarios were calculated considering the following variations for risks: Oil and Derivatives Prices: fair value as of December 31, 2020 / Real x Dollar – 0.9% appreciation of the real. Source: Focus. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

38.2.	Risk management of crude oil and oil products prices

Petrobras has a preference for exposure to the price cycle, the systematic protection of transactions for the purchase or sale of goods, whose objective is to meet its operational needs, using derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

a)Crude oil

In March 2020, in order to preserve the Company's liquidity, Petrobras approved a protection strategy for systemic oil operations in order to protect the revenue flows arising from these transactions against uncertainties in the prices of exports of oil feedstock already loaded, but not priced, due to the high volatility of the current context, generated both by the effects of falling oil prices and by the effects of COVID-19 on world consumption of oil and oil products.

As a result of this strategy, forward and swap transactions were carried out between April and May 2020, with effects on the result between April and August this year. Swap transactions do not require an initial disbursement, whereas future transactions require margin deposits, depending on the volume contracted.

b)Protection Strategies adopted in 2018 and 2019

Oil

In March 2019, Petrobras implemented a protection strategy for part of its oil production planned for 2019. As a result of this strategy, put options were purchased with an exercise price referenced to the average Brent oil price, of April to the end of 2019, at the level of US$ 60/ barrel, with a total paid premium of US$ 320.

However, throughout the third quarter of 2019, due to the significant reduction in cash flow uncertainties related to the realization of the company's Strategic Plan for the year 2019, Petrobras sold its put options, with the exercise price referenced in average price of Brent oil, from April to the end of 2019, at the level of US$ 60 / barrel, with a total premium received of US$ 101 million.

Gasoline

In September 2018, the company started to adopt a derivative strategy applied to gasoline and foreign exchange prices (NDF - Non Deliverable Forward), aiming at giving flexibility to the management in the price policy and allowing the option to change the frequency of daily readjustments prices of gasoline in the domestic market, being able to keep it stable for short periods of up to 15 days.

98

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Diesel

In order to give additional management flexibility in the pricing policy, in December 2018, Petrobras extended the derivatives strategy to diesel and foreign exchange prices (NDF - Non Deliverable Forward), in a manner similar to the strategy applied to gasoline. In June 2019, Petrobras approved the review of the frequency of readjustments in diesel oil prices (initially revised in March 2019 for periods of not less than 15 days) and gasoline. Since then, the price adjustments for these derivatives in the domestic market started to be carried out without a defined periodicity.

In the application of the approved derivatives strategy, the principles that guided the practice of competitive prices were maintained, such as the international parity price (PPI), margins to remunerate the risks inherent to the operation, level of market share and protection mechanisms via derivatives.

c)Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

38.3.	Foreign exchange risk management

Petrobras' Risk Management Policy provides that the company, in principle, practices integrated risk management whose focus is not on the individual risks of operations or business units, but on the broader perspective and more consolidated view of the corporation, capturing possible benefits from business diversification.

The company jointly considers all cash flows from its operations. This applies especially to the risk of changes in the exchange rate between the real and the US dollar, for which the company evaluates in an integrated manner not only its future cash flows denominated in US dollars, but also those cash flows denominated in reais, but influenced by the US currency, such as sales of diesel and gasoline in the domestic market.

In this sense, the treatment of foreign exchange risks involves, preferably, the adoption of structural actions with the definition of conditions for the execution of operations within the scope of Petrobras' businesses.

Changes in the spot R$ /US$ exchange rate, as well as other currencies in relation to the Real, may affect net income and the balance sheet. Such consequences may arise mainly from foreign currency items, such as highly probable future transactions, monetary items and firm commitments.

In these situations, the company seeks to mitigate the effect generated by potential variations in spot exchange rates R$ /US$, mainly by raising funds from third parties in US dollars in order to reduce the net exposure between obligations and receipts in that currency, representing a form of structural protection, taking into account liquidity and cost competitiveness criteria.

The protection against the risk of exchange variation of the group of future exports in US dollars of the company in a given period occurs through the set (portfolio) of indebtedness in US dollars seeking the most efficient protection considering the changes in the positions of such sets over time.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to treat the foreign exchange exposure of certain obligations of the company, especially when there are commitments in currencies for which the company does not expect to receive flows, as in the case of Pound Sterling case, for example.

In the short term, risk treatment is carried out by allocating cash investments between real, dollar or other currency.

a)Cash Flow Hedge involving the Company’s future exports

The reference values, at present value, of the hedging instruments as of December 31, 2020, in addition to the expectation of reclassification to the result of the accumulated exchange variation balance in shareholders' equity in future periods, based on a rate of R$ / US$ 5.1967, are shown below:

99

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

				Present value of hedging instrument notional value at 12.31.2020
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From jan/2021 to dec/2030	61,502	319,608

Changes in the present value of hedging instrument notional value	US$ million	R$
Amounts designated as of December 31, 2019	87,651	353,295
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	12,128	59,145
Exports affecting the statement of income	(13,432)	(67,343)
Principal repayments / amortization	(24,845)	(124,956)
Foreign exchange variation	−	99,467
Amounts designated as of December 31, 2020	61,502	319,608
Nominal value of hedging instrument (finance debt and lease liability) at December 31, 2020	69,314	360,205

.

In 2020, the expected export values and consequently the highly probable export values were impacted by the effects of the oil price war and the COVID-19.

Thus, the value of exports designated for hedge relationships are no longer considered highly probable, but are still expected to occur, and as a consequence the hedge relationships were revoked at March 31, 2020, in the amount of US$ 35,774 (R$ 185,982) of reference amounts at present value. The foreign exchange variation accounted for these operations within other comprehensive income up to the end of the quarter remains in shareholders' equity, and will be reclassified to the statement of income when exports occur.

With the Strategic Plan 2021-2025, there was an increase in expected exports, and consequently in highly probable exports, but not in an amount equal to or greater than the debt instruments and liabilities of leases subject to be designated as protection instruments and, as a result, the significant increase in exchange exposure (Dollar x Real), verified throughout the year, remained on December 31, 2020, ending the year as a negative exchange exposure, according to table 38.3 c - Sensitivity analysis of financial instruments subject to exchange variation.

In 2020, an exchange loss of R$ 5 was recognized, referring to the ineffectiveness of the exchange variation line (gain of R$ 51 in 2019).

In addition to the impacts reported above, exports whose exchange variations were designated in hedge relationships for the months of April to December / 2020 and August to December / 2021 are no longer foreseen, and were reclassified from Shareholders’ Equity to the Statement of Income in 2020, in the amount of R$ 2,554, mainly in the first quarter of 2020.

Future exports designated as hedges in cash flow hedge relationships represent, on average, 100% of highly probable future exports, determined as set out in accounting practice.

The movement of the exchange variation accumulated in other comprehensive income as of December 31, 2020, to be carried out by future exports, is shown below:

100

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Exchange rate	Tax effect	Total
Balance at January 1,2019	(50,414)	17,141	(33,273)
Recognized in shareholders' equity	(13,469)	4,580	(8,889)
Reclassified to the statement of income - occurred exports	12,397	(4,215)	8,182
Balance at December 31, 2019	(51,486)	17,506	(33,980)
Recognized in shareholders' equity	(99,467)	33,819	(65,648)
Reclassified to the statement of income - occurred exports	21,754	(7,395)	14,359
Reclassified to the statement of income - exports no longer expected to occur	2,554	(868)	1,686
Balance at December 31, 2020	(126,645)	43,062	(83,583)

Changes in expectations regarding the realization of export prices and volumes in future revisions of the business plans may determine the need for additional reclassifications of exchange variation accumulated in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price of US$ 10/barrel lower than that considered in the last review of the 2021-2025 Strategic Plan, would not indicate the need to reclassify the exchange variation of shareholders' equity to the statement of income.

The annual expectation of realization of the accumulated exchange variation balance in shareholders' equity as of December 31, 2020 is shown below:

	Consolidated
	2021	2022	2023	2024	2025	2026	2027	2028 to 2030	Total
Expected realization	(23,438)	(24,893)	(20,844)	(15,797)	(10,752)	(9,283)	(9,627)	(12,011)	(126,645)

Accounting policy

At the beginning of the hedge relationship, the company documents the hedge relationship and the risk management objective and strategy for taking on the hedge, including the identification: of the hedge instrument, the hedged item, the nature of the risk being hedged and assessing whether the protection ratio meets the hedge effectiveness requirements.

Considering the natural protection ratio and the risk management strategy, the company designates hedge relationships between the exchange rate variations of “highly probable future exports” (protected item) and the exchange rate variations of certain US dollar obligations( instruments), so that the exchange effects of both are recognized at the same time in the income statement.

Exchange rate variations of the proportion of cash flows from liabilities and liabilities (non-derivative financial instruments) are designated as hedging instruments.

The individual hedge relationships are established in a one-to-one ratio, that is, the “highly probable future exports” of each month and the proportions of the cash flows of the indebtedness, used in each relationship and individual hedge, have the same nominal value in US dollars. The company considers “highly probable future exports” to be only a part of its total expected exports.

The exposure of the company's future exports to the risk of variation in the spot exchange rate R$ /US$ (active position) is offset by an equivalent reverse exposure of its debts in US dollars (passive position) to the same type of risk.

Hedge relationships can be discontinued and restarted in compliance with the risk management strategy. In this sense, such assessments are carried out monthly.

In such hedges, the effective portion of foreign exchange gains and losses arising from hedging instruments is recognized in shareholders’ equity, in other comprehensive income and transferred to the financial result when the protected item affects the result for the period.

In the event that exports whose exchange variations were designated as a hedge relationship are no longer considered highly probable, but continue to be foreseen, the hedge relationship is revoked and the accumulated exchange variation up to the revocation date is maintained in shareholders’ equity, being reclassified to the result. at the time when exports occur.

There may also be situations in which exports whose exchange rate variations have been designated in relation to hedging are no longer foreseen. In these cases, the exchange variation, referring to the proportions of the debt's cash flows that exceed total exports that are still considered foreseen, accumulated in shareholders' equity until the date of the revision in the forecast, is reclassified immediately to the result.

In addition, when a financial instrument designated as a hedge instrument expires or is liquidated, the company may replace it with another financial instrument, in order to guarantee the continuity of the hedge relationship. Similarly, when a transaction designated as a hedge object occurs, the company may designate the financial instrument that protected that transaction as a hedging instrument in a new hedge relationship.

101

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The ineffective portion of the gains and losses arising from the protection instruments is recorded in the financial result for the period. The potential sources of ineffectiveness are due to the fact that the protected items and the protection instruments have different maturities, as well as the rate used to discount the protected items and the protection instruments at present value.

b) Information on ongoing contracts

Cross currency swap – Pounds Sterling x Dollar

In 2017, Petrobras, through its indirect subsidiary Petrobras Global Trading B.V. (PGT), contracted a derivative transaction called cross currency swap, in order to protect itself from exposure in sterling versus dollar, due to the issuance of bonds, in the total notional value of GBP 1,300 million, of which GBP 700 million maturing in December 2026 and GBP 600 million maturing in January 2034.

After repurchasing of bonds, the present notional amount of these swaps is GBP 1,215 million.

Non Deliverable Forward (NDF) Contracts - Euro x Dollar and Pound Sterling x Dollar

In 2018, Petrobras, through its indirect subsidiary Petrobras Global Trading BV (PGT), contracted derivative operations called non deliverable forward, in order to protect itself from exposure in euro and pound sterling versus dollar, due to the issuance of bonds .

The net notional values of derivatives originally contracted were reduced to 2,245 million euros and 164 million pounds, respectively, adequate to a lower exposure to the euro, provided by the repurchase of bonds in that currency throughout 2019.

Throughout 2020, the net notional values of derivatives originally contracted were reduced to £ 354 million. And the company liquidated the euro position on the due date.

Swap contracts – National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar

At the end of September 2019, Petrobras contracted derivative transactions in order to protect itself from exposure arising from the 1st series of the 7th issue of debentures, with IPCA x CDI interest swap operations, maturing in September 2029 and September 2034 and CDI x Dollar cross-currency swap operations, maturing in September 2024 and September 2029.

Changes in future interest rate curves (CDI) may have an impact on the company's results, due to the market value of these swap contracts. A sensitivity analysis on future interest rate curves (CDI) with a constant increase (parallel shock) of 100 basis points, keeping all other variables constant, would result in a negative impact on the result of approximately R$ 367, while a constant reduction (parallel shock) of 100 basis points, keeping all other variables constant, would result in a negative impact of approximately R$ 363.

c) Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable and referenced by an external source, in addition to the possible and remote scenarios that consider exchange rate appreciation (risk) by 25% and 50%, respectively, except for the balances of assets and liabilities in foreign currency of foreign subsidiaries, when in a currency equivalent to their respective functional currencies, are described below:

102

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Financial Instruments	Exposure at 12.31.2020	Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Assets	24,110	Dollar / Real	(217)	6,028	12,055
Liabilities	(557,843)		5,013	(139,461)	(278,921)
Exchange rate - Cross currency swap	(3,008)		27	(752)	(1,504)
Cash flow hedge on exports	319,608		(2,872)	79,902	159,804
	(217,133)		1,951	(54,283)	(108,566)
Assets	19	Euro / Real	(1)	5	10
Liabilities	(250)		12	(63)	(125)
	(231)		11	(58)	(115)
Assets	8,859	Euro / Dollar	(52)	2,215	4,430
Liabilities	(17,702)		103	(4,426)	(8,851)
	(8,843)		51	(2,211)	(4,421)
Assets	24	Pound Sterling/ Real	(1)	6	12
Liabilities	(119)		5	(30)	(60)
	(95)		4	(24)	(48)
Assets	9,786	Pound Sterling / Dollar	(116)	2,447	4,893
Liabilities	(19,444)		230	(4,861)	(9,722)
Derivative - cross currency swap	8,629		(102)	2,157	4,315
Non Deliverable Forward (NDF)	2,511		(30)	628	1,256
	1,482		(18)	371	742
Total	(224,820)		1,999	(56,205)	(112,408)

⁽*⁾ The probable scenarios were calculated considering the following variations for risks: Real x Dollar - appreciation of the real by 0.9% / Euro x Dollar - devaluation of the euro by 0.6% / Pound x Dollar - devaluation of pound by 1.19% / Real x Euro - appreciation of the real by 5% / Real x Pound - appreciation of the real by 4.6%. Source: Focus and Thomson Reuters.

38.4.	Interest rate risk management

The company, preferably, does not use derivative financial instruments to manage exposure to fluctuations in interest rates, due to the fact that they do not have a material impact, except due to specific situations presented by Petrobras subsidiaries.

	Consolidated
Risk	Probable Scenario(*)	Possible Scenario(∆ of 25%)	Remote Scenario (∆ of 50%)
LIBOR 1M	52	63	75
LIBOR 3M	67	78	89
LIBOR 6M	2,149	2,406	2,662
CDI	432	540	648
TJLP	438	548	657
IPCA	399	499	599
	3,537	4,134	4,730
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

38.5.	Credit risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, by analyzing, granting and managing credits, using appropriate quantitative and qualitative parameters for each one of the market segments in which it operates.

The commercial credit portfolio is highly diversified among clients in the domestic market and in foreign markets.

Credit granted to financial institutions is used to accept guarantees, apply surplus cash and define counterparties in derivative transactions, being distributed among the main international banks classified as “investment grade” by the main international risk classifiers and Brazilian banks with minimum risk rating brA- / A3.br / A- (bra).

103

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

38.5.1Credit quality of financial assets

a)Trade and other receivables

Most of Petrobras' clients do not have a risk rating granted by rating agencies. Thus, in order to define and monitor credit limits, the customer's type of operational activity, commercial relationship, financial history with Petrobras and its financial statements, among other aspects, are evaluated.

b)Other financial assets

The credit quality of financial assets classified as cash and cash equivalents and marketable securities is based on the risk rating granted by Standard & Poor’s, Moody's and Fitch rating agencies. Information on these financial assets, which are not past due and with no evidence of loss, is provided below:

	Consolidated
	Cash and cash equivalents		Marketable securities
	2020	2019	2020	2019
AA	10,365	4,245	−	−
A	12,279	4,729	−	−
BBB	874	167	−	−
BB	21,589	14,473	−	3,379
AAA.br	3,499	321	3,389	135
AA.br	10,184	4,934	226	194
Other classifications	2,066	845	36	104
	60,856	29,714	3,651	3,812

38.6.	Liquidity risk

The possibility of insufficient cash or other financial assets to settle obligations on the scheduled dates is managed by the company through actions such as:

•	centralization of the system's cash, optimization of cash equivalents and reduction of working capital requirements;
•	maintenance of robust cash that ensures the continuity of investments and the fulfillment of short-term obligations, even in adverse market conditions;
•	lengthening the average debt maturity, expanding financing sources, exploring the capacity of the domestic and international markets (new proceeds of financing resources products and new markets); and
•	use of resources from the divestment program.

The company regularly evaluates market conditions and can carry out repurchase transactions of its securities or of securities of its subsidiaries in the international capital market, by various means, including repurchase offers, securities redemptions and / or open market operations, provided they are in line with the company's liabilities management strategy, which aims to improve the amortization profile and the cost of debt.

Actions to protect the company's liquidity

As a result of the abrupt reduction in prices and demand for oil and fuels, caused by the impact of the increase in COVID-19 in the world, in line with the increase in oil supply, the company adopted a series of measures to reduce disbursements and preserve the cash in this scenario of uncertainties, in order to strengthen its financial strength and the resilience of its businesses.

The measures adopted by the company to protect liquidity are described in note 6 - Resilience Actions - COVID-19.

104

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
38.7.	Insurance

For the protection of its assets, Petrobras transfers, by taking out insurance, the risks that, in the event of incidents, may cause losses that significantly impact the company's equity, as well as the risks subject to mandatory insurance, either by legal or contractual provisions. For these insurance policies, the company still assumes part of its risk, through deductibles that can reach the amount equivalent to US$ 180 million. The other risks are self-insured, with Petrobras intentionally assuming the full risk, without contracting insurance coverage.

In addition, the company has indemnity commitments as detailed in note 39.10.

The main information about the insurance coverage in force on December 31, 2020 can be demonstrated as follows:

		Amount insured
Asset	Types of coverage	Consolidated	Parent Company
Facilities, equipment inventory and products inventory	Fire, operational risks and engineering risks	671,695	563,212
Tankers and auxiliary vessels	Hulls	13,409	2,052
Fixed platforms, floating production systems and offshore drilling units	Oil risks	230,447	96,162
Total on December 31 2020		915,551	661,426
Total on 31 December 31 2019		711,899	543,207

Petrobras does not insure loss of profits, automobiles and the pipeline network in Brazil.

105

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

39.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

This policy guides Petrobras in entering into Transactions with Related Parties in order to ensure the interests of the company, in line with transparency in processes, legal requirements and the best Corporate Governance practices, without conflict of interest and in compliance with the following principles:

• Competitiveness: prices and conditions of services compatible with those practiced in the market;

• Compliance: adherence to the contractual terms and responsibilities practiced by the company;

• Transparency: adequate reporting of the agreed conditions, as well as their effects on the company's financial statements;

• Equity: establishment of mechanisms that prevent discrimination or privileges and adoption of practices that ensure the non-use of privileged information or business opportunities for the benefit of individuals or third parties;

• Commutability: proportional installments for each contractor.

Transactions that meet the materiality criteria, established in the policy and entered into with affiliates, Brazilian federal government, including their autarchies, foundations and controlled companies, companies controlled by key management personnel, or a close member of their family, and with the Petros Foundation, are previously approved by the Statutory Audit Committee (CAE), with monthly reports of these analyzes to the Board of Directors.

In the specific case of transactions with related parties involving Brazilian federal government, its autarchies, foundations and federal state companies, the latter when classified as outside the normal course of the company's business by CAE, which are within the scope of approval by the Board of Directors, must be preceded by an assessment by the CAE and the Minority Shareholder Committee and must be approved by at least 2/3 (two thirds) of the members present on the Board of Directors.

The policy also aims to ensure the adequate and diligent decision making by the company's management.

39.1.	Business transactions by operation with companies of the Petrobras Group (Parent Company)
	12.31.2020			12.31.2019
	Current	Non current	Total	Current	Non current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	14,992	−	14,992	17,774	−	17,774
Dividends receivable	1,134	−	1,134	397	−	397
Intercompany loans	−	−	−	−	10	10
Advance for capital increase	−	−	−	−	−	−
Amounts related to construction of natural gas pipeline	−	564	564	−	750	750
Finance leases	−	−	−	163	−	163
Other operations	430	632	1,062	871	421	1,292
Trade payables in advance	12	1,275	1,287	108	572	680
Total	16,568	2,471	19,039	19,313	1,753	21,066
Liabilities
Leases (*)	(2,517)	(3,097)	(5,614)	(21,188)	(104,585)	(125,773)
Intercompany loans	−	−	−	(28,555)	−	(28,555)
Prepayment of exports	(54,871)	(302,601)	(357,472)	(56,066)	(159,769)	(215,835)
Accounts payable to suppliers	(55,931)	−	(55,931)	(22,936)	−	(22,936)
Purchases of crude oil, oil products and others	(53,526)	−	(53,526)	(19,125)	−	(19,125)
Affreightment of platforms	(624)	−	(624)	(2,022)	−	(2,022)
Advances from clients	(1,745)	−	(1,745)	(1,789)	−	(1,789)
Other operations	−	−	−	(263)	(470)	(733)
Total	(113,319)	(305,698)	(419,017)	(129,008)	(264,824)	(393,832)
(*) Includes amounts referring to leasing and sub-leasing transactions between companies in the Petrobras system required by IFRS 16.

106

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	2020	2019
	Jan-Dec	Jan-Dec
Profit or Loss
Revenues, mainly sales revenues	155,872	172,433
Foreign exchange and inflation indexation charges, net (**)	(49,959)	(13,877)
Financial income (expenses), net (**)	(29,361)	(24,658)
Total	76,552	133,898
(***)Includes the amounts of R$ 39,226 of passive exchange variation and R$ 8,372 of financial expenses related to leasing and sub-leasing operations required by IFRS 16..

39.2.	Commercial transactions with companies of the Petrobras’ group (parent company)
	12.31.2020			12.31.2019	12.31.2020			12.31.2019
	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Controlled entities and joint ventures
PIB BV	11,327	1,474	12,801	13,995	(107,116)	(302,900)	(410,016)	(380,405)
Gaspetro	1,114	104	1,218	1,488	(355)	−	(355)	(419)
Transpetro	703	166	869	545	(2,116)	(1,748)	(3,864)	(5,364)
Thermoelectric plants	42	−	42	76	(424)	(462)	(886)	(1,124)
Real estate investment fund	17	−	17	179	(173)	(588)	(761)	(1,111)
Other subsidiaries and joint ventures	1,783	580	2,363	3,242	(994)	−	(994)	(1,196)
	14,986	2,324	17,310	19,525	(111,178)	(305,698)	(416,876)	(389,619)
Structured entities
CDMPI	−	−	−	−	(428)	−	(428)	(830)
	−	−	−	−	(428)	−	(428)	(830)
Associates and joint ventures
Petrochemical companies	42	−	42	154	(46)	−	(46)	(116)
Petrobras Distribuidora (BR)	830	147	977	860	(185)	−	(185)	(171)
Transportation companies (*)	334	−	334	424	(991)	−	(991)	(2,889)
Other associates and joint ventures	376	−	376	103	(491)	−	(491)	(207)
	1,582	147	1,729	1,541	(1,713)	−	(1,713)	(3,383)
Total	16,568	2,471	19,039	21,066	(113,319)	(305,698)	(419,017)	(393,832)
(*)In July 2020, with the sale of the entire Petrobras stake in TAG, the company was no longer an affiliate.

Petrobras entered into new long-term contracts with Braskem SA for the supply of petrochemical naphtha to the industrial unit in the state of São Paulo, in the estimated amount of R$ 19 billion, and for the supply of ethane and propane to the industrial unit in the state of Rio de Janeiro, in the estimated amount of R$ 7.6 billion.

The naphtha contract came into force on December 23, 2020 and will run until December 31, 2025. The amount is up to 2 million tons per year. The ethane and propane contract will come into effect on January 1, 2021, after the termination of the current contract, and will remain in effect until December 31, 2025.

Contract prices are based on international references.

39.3.	Profit or loss
	2020	2019
	Jan-Dec	Jan-Dec
Controlled entities and joint ventures
Petrobras Distribuidora (BR) (*)	−	45,144
PIB BV	(9,719)	33,888
Gaspetro	9,119	11,589
PNBV (*)	−	(1,774)
Transpetro	408	720
Thermoelectric plants	(88)	(161)
Real estate investment fund	(108)	(121)
TAG (*)	−	53
Other controlled entities	4,484	3,354
	4,096	92,692
Structured Entities
CDMPI	62	(219)
	62	(219)
Associates and joint ventures
Companies from the petrochemical sector	13,594	11,143
Petrobras Distribuidora (BR)	57,612	29,909
Transportation companies (**)	115	(6)
Other associates and joint ventures	1,073	379
	72,394	41,425
Total	76,552	133,898

(*) Due to the corporate restructuring that occurred during the year of 2019, the results presented in the respective explanatory note refer to: BR (from January to July 2019); PNBV (from January to June 2019); and, TAG (from January to June 2019).

(**) Includes TAG results up to July 2020, the date on which the company entered into a purchase and sale agreement for its remaining stake (note 32.2).

107

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
39.4.	Annual rates for intercompany loans
		Parent Company
	Asset		Liability
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
From 3.1 to 4%	−	−	−	(17,075)
From 4.1 to 5%	−	−	−	(11,480)
Above 9.01%	−	10	−	−
Total	−	10	−	(28,555)

The balances with loan operations with its subsidiaries, both in assets and liabilities, were settled over the second half of 2020.

39.5.	Non standardized receivables investment fund

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by subsidiaries of the Petrobras Group. The amounts invested are recorded in accounts receivable.

Assigned and non-performed credit rights assignments are recorded as financing in current liabilities.

	Parent Company
	12.31.2020	12.31.2019
Net accounts receivables	10,121	52,550
Assignment of receivables	(10,580)	(61,142)

	2020	2019
	Jan-Dec	Jan-Dec
Finance income FIDC-NP	1,802	2,705
Finance expense FIDC-NP	(1,846)	(2,720)
Net finance income (expense)	(44)	(15)

39.6.	Guarantees

Petrobras has the procedure of granting guarantees to subsidiaries and controlled companies for some financial operations carried out in Brazil and abroad, with no significant variations in guarantees compared to December 31, 2019.

The guarantees offered by Petrobras, mainly personal, unpaid, are made based on contractual clauses that support the financial transactions between the subsidiaries / controlled companies and third parties, guaranteeing assumption of compliance with the third party's obligation, in case the original debtor does not do so.

The financial operations carried out by these subsidiaries and guaranteed by Petrobras have the following balances to be settled:

	12.31.2020					12.31.2019
Maturity date	PGF (*)	PGT (**)	PNBV	Others	Total	Total
2020	−	−	−	−	−	5,823
2021	−	1,299	−	2	1,301	6,578
2022	−	−	−	318	318	4,376
2023	6,732	520	1,828	781	9,860	15,398
2024	4,208	5,664	−	−	9,873	17,221
2025	8,613	35,416	−	−	44,028	32,190
2026 and thereafter	130,865	17,527	−	62	148,454	112,092
Total	150,418	60,426	1,828	1,163	213,834	193,678
(*) Petrobras Global Finance B.V., subsidiary of PIB BV.
(**) Petrobras Global Trading B.V., subsidiary of PIB BV.

PGT, a wholly-owned subsidiary of Petrobras, provides collateral in a financing operation that Petrobras obtained from the China Development Bank (CDB), maturing in 2026, through the collaterality of its future receivables from sales of crude oil, originating from Petrobras exports, for specific buyers (maximum 200,000 bbl/d), with the guarantee amount limited to the debt balance, which on December 31, 2020 is R$ 26,009 (US$ 5,005 million), and on 31 December 2019 of R$ 20,178 (US$ 5,006 million).

39.7.	Investments in debt securities of subsidiaries

As of December 31, 2020, a subsidiary of PIB BV maintained resources invested directly or through an investment fund abroad that held, among others, debt securities of PGF and a consolidated structured entity related to the CDMPI project, equivalent to R$ 5,368 (R$ 3,967, as of December 31, 2019).

108

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
39.8.	Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	12.31.2020		12.31.2019
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrobras Distribuidora (BR)	1,020	205	904	191
Gas transportation companies	383	994	605	2,889
State-controlled gas distributors	1,170	355	1,361	421
Petrochemical companies	88	46	188	116
Other associates and joint ventures	789	624	143	818
Subtotal	3,450	2,224	3,201	4,435
Government entities
Government bonds	8,483	−	6,367	−
Banks controlled by the Brazilian Government	39,892	19,266	34,600	19,765
Receivables from the Electricity sector	1,064	−	1,347	−
Petroleum and alcohol account - receivables from Brazilian Government (note 14.1)	2,503	−	1,226	−
Brazilian Federal Government (Dividends)	9	−	−	1,679
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	−	−	−	80
Others	201	238	185	176
Subtotal	52,152	19,504	43,725	21,700
Pension plans	268	339	240	443
Total	55,870	22,067	47,166	26,578
Current assets	13,841	6,366	11,485	7,676
Non-current assets	42,029	15,701	35,681	18,902

The income/expenses of significant transactions are set out in the following table:

	Consolidated
	2020	2019
Joint ventures and associates
Petrobras Distribuidora (BR)	56,516	29,384
Gas transportation companies (*)	(7,482)	(7,387)
State-controlled gas distributors	8,759	11,088
Petrochemical companies	14,010	11,533
Other associates and joint ventures	1,346	755
Subtotal	73,149	45,373
Government entities
Government bonds	206	418
Banks controlled by the Brazilian Government	(2,370)	(2,583)
Receivables from the Electricity sector	379	1,174
Petroleum and alcohol account - receivables from Brazilian Government	1,258	35
Brazilian Federal Government (Dividends)	(20)	(14)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(692)	(440)
Others	(70)	(520)
Subtotal	(1,309)	(1,930)
Pension plans	(950)	−
Total	70,890	43,443

Revenues, mainly sales revenues	82,673	55,043
Purchases and services	(10,509)	(10,364)
Operating income and expenses	(497)	−
Foreign exchange and inflation indexation charges, net	(497)	(1,559)
Finance income (expenses), net	(280)	323
Total	70,890	43,443

(*) Includes TAG results until July 2020, the date on which the company entered into a purchase and sale agreement for its remaining stake (note 32.2)

The liability with pension plans of the company's employees and managed by the Petros Foundation, which includes debt instruments, is presented in note 19.

109

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
39.9.	Petroleum and Alcohol accounts - Receivables from the Brazilian Federal Government

Provisional Measure 2,181, of August 24, 2001, authorized the Federal Union to issue National Treasury bonds in favor of Petrobras in order to guarantee the payment of any outstanding balance of the Petroleum and Alcohol Account, existing on June 30, 2003. The settlement of any debit balance may be carried out by the Federal Government, at the discretion of the Ministry of Finance, by offsetting with other amounts that Petrobras may owe to the Federal Government, at the time of the meeting of accounts, including those related to taxes or a combination of previous operations.

The company filed a lawsuit in July 2011 to settle the balance of the oil and alcohol account after a negotiation process between the parties at the administrative level.

On November 30, 2020, since there was no longer any possibility of impugnment because the lawsuit had become final, the precatory was sent to the Federal Regional Court of the 2nd Region, ending the enforcement of the sentence finally due to the action. The amount of R$ 2,473, on the base date of November 2020, will be monetarily updated until the date of the effective payment by the Federal Court. The company is expected to receive the amounts in the first half of 2022.

Accordingly, the company recorded the amount of R$ 1,258 in the financial result, including monetary restatement and interest, of which R$ 1,222 arises from the effects of the update relating to the difference between the Reference Rate and the IPCA-E of the outstanding balance.

As of December 31, 2020, the updated amount to be reimbursed by the Federal Government is R$ 2,503 (R$ 1,226 as of December 31, 2019), and is classified in non-current accounts receivable, with no further amounts classified contingent asset in relation to this process.

.

39.10.	Key management personnel

Compensation of key management personnel

Petrobras' job and salary plan, benefits and benefits plan and specific legislation establish the criteria for all remuneration attributed by the company to its employees and officers.

The remunerations of employees, including those occupying managerial functions, and Petrobras directors for the months of December 2020 and 2019 were as follows:

	In Reais
Compensation of employees	Dec/2020	Dec/2019
Lowest compensation	3,312.58	3,820.07
Average compensation	18,647.36	19,664.95
Highest compensation	97,728.93	103,659.27

Compensation of highest paid Petrobras officer	116,761.20	116,761.20

The total compensation of the members of the board of directors and executive board of Petrobras Parent Company is based on the guidelines established by the Secretariat for Coordination and Governance of State-Owned Companies - SEST, of the Ministry of Economy, and by the Ministry of Mines and Energy and are presented to follow:

	Jan-Dec/2020			Jan-Dec/2019
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	14.0	0.7	14.7	11.9	0.7	12.6
Social security and other employee-related taxes	4.8	0.1	4.9	3.8	0.1	3.9
Post-employment benefits (pension plan)	1.1	−	1.1	1.0	−	1.0
Variable compensation	13.0	−	13.0	10.8	−	10.8
Benefits due to termination of tenure	0.6	−	0.6	1.6	0.1	1.7
Total compensation recognized in the statement of income	33.5	0.8	34.3	29.1	0.9	30.0
Total compensation paid	24.6	0.8	25.4	22.4	0.9	23.3
Average number of members in the period (*)	9.00	10.00	19.00	7.67	9.75	17.42
Average number of paid members in the period (**)	9.00	4.42	13.42	7.67	5.00	12.67

(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the year of 2020, the consolidated expense with the total remuneration of directors and board members of the Petrobras System totaled R$ 70.4 (R$ 84.1 in the year of 2019).

110

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

On July 22, 2020, the Annual Shareholders' Meeting set the remuneration of the administrators (Executive Board and Board of Directors) at up to R$ 43.3 as the global compensation limit to be paid in the period between April 2020 and March 2021. In relation to what was approved by the Extraordinary General Meeting of 2019, no adjustment in monthly fees was proposed.

The compensation of the members of the Advisory Committees to the Board of Directors must be considered in addition to the global compensation limit set for the managers, that is, the amounts perceived are not classified as management compensation.

The members of the Board of Directors who participate in the Statutory Audit Committee waive the remuneration of the Board Member, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016. These directors were entitled to a total compensation of R$ 2.2 in fiscal year 2020 (R$ 2.7, considering social charges). As of December 31, 2019, the accumulated remuneration in the period was R$ 1.7 (R$ 2, considering social charges).

The Variable Compensation Program of the members of the Executive Board is conditioned to the fulfillment of prerequisites and performance indicators. The variable remuneration to be paid changes according to the percentage of achievement of the goals and its payment is deferred in 5 years.

On December 31, 2020, the company provisioned R$ 13 related to the Performance Award program - PPP 2020.

Exemption from damage (indemnity)

The company's bylaws establishes the obligation to indemnify and keep the officers without losses, members with statutory functions and other employees and agents that legally act through officers’ delegation, so as to cope with certain expenses related to arbitration, judicial or administrative processes that involve acts performed in the exercise of their duties or powers, since the date of your possession or the since the beginning of the contractual relation with the Company.

The first contract coverage period started on December 18, 2018 and continues until the following events occur, whichever happens last: (i) the end of the 5th (fifth) year after the date on which the Beneficiary leaves, for any reason, to exercise the mandate, function or position; (ii) the expiry of the period necessary for the final decision of any Process to which the Beneficiary is a party due to the practice of a Regular Management Act; or (iii) the expiration of the statutory period for events that may generate the indemnity obligations by the Company, including, but not limited to, the criminal statutory period, even if such term is applied by administrative authorities. The maximum exposure established by the company (global limit for all possible indemnities) until March 24 2020 is US$ 500 million.

The second period of coverage of the contract started on April 25, 2020 and continues until the same types of events occurred as the first period. The maximum exposure established by the company (global limit for all possible damages) until March 2022 is US$ 300 million.

The indemnity contracts will not cover: (i) acts that have insurance policy coverage contracted by the company, as formally recognized and implemented by the insurer (ii) there are acts outside the regular exercise of the Beneficiary's duties or powers; (iii) there is a practice of act in bad faith, fraud, serious guilt or fraud on the part of the Beneficiaries; (iv) there is a practice of self-interest or of third parties, to the detriment of the company's social interest; (v) there is an obligation to pay indemnities resulting from social action provided for in article 159 of Law 6.404/76 or the compensation of losses referred to in art. 11, § 5, II of Law 6,385 / 76; (vi) other cases in which there is a situation of manifest conflict of interest with the company. It is worth mentioning that after a final, unappealable decision, if it remains proven that the act performed by the beneficiary is not subject to indemnity, the beneficiary is obliged to return the amounts advanced to the company. It is worth noting that Petrobras will have no obligation to indemnify the Beneficiaries for loss of profits, loss of business opportunity, interruption of professional activity, moral damages or indirect damages.

In relation to potential conflicts of interest, it is important to mention that the company will hire external professionals, with an unblemished, impartial and independent reputation, and with robust experience to analyze any claim for damages, in order to analyze whether or not the act will be subject to coverage. In addition, the coverage beneficiary is prevented from participating in meetings or discussions regarding the approval of the payment of their own expenses.

111

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
40.	Supplemental information on statement of cash flows
	Consolidated		Parent Company
	2020	2019	2020	2019
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	3,735	4,567	3,716	4,549

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	1,672	290	36,167	11,204
Lease	22,515	9,100	30,110	9,947
Provision/(reversals) for decommissioning costs	27,899	22,633	27,829	22,699
Use of deferred tax and judicial deposit for the payment of contingency	8	14	−	−
Exports prepaid	−	−	65,751	52,935

41.	Subsequent events

Mangue Seco Wind Farm Sale 1, 3 and 4

In January 2021, Petrobras signed a contract to sell all of its stakes in companies that are part of the company's wind farm complex, which are classified as held for sale.

Sale of E&P assets in Espírito Santo (Polo Peroá)

On January 29, 2021, Petrobras signed a contract for the sale of all of its interests in the Peroá and Cangoá production fields and in the BM-ES-21 concession, jointly called Polo Peroá and located in the Espírito Santo Basin. The sale amounted to US$ 55 million, of which (a) US$ 5 million was paid on the date the contract was signed; (b) US$ 7.5 million at the closing of the transaction and (c) US$ 42.5 million in contingent payments provided for in the contract, related to factors such as Malombe's declaration of commerciality, future oil prices and extension of the concession terms . The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of precedent conditions, such as approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

Sale of Frade Field

On February 5, 2021, the company finalized the sale of its 30% stake in the Frade field to PetroRio Jaguar Petróleo Ltda., a subsidiary of Petro Rio S.A. (PetroRio), which holds the remaining 70%. The transaction also included the sale of the entire stake held by Petrobras Frade Inversiones S.A. (PFISA), a Petrobras subsidiary, in the company Frade BV to Petrorio Luxembourg, which now holds 100% of Frade BV.

The operation was concluded with the payment of US$ 36 million to Petrobras on the date of the closing of the transaction, the amount resulting from the payments provided for in the contracts and already with the applicable adjustments. This amount adds up to the amount of US$ 7.5 million paid to Petrobras upon signing the sales contract. In addition, there is an amount of US$ 20 million contingent on a potential new commercial discovery in the field.

Sale of Petrobras Uruguay Distribuición S.A. (PUDSA)

On February 5, 2021, Petrobras Uruguay Sociedad Anónima de Inversiones (PUSAI), an indirect subsidiary of Petrobras, completed the sale of its entire stake in Petrobras Uruguay Distribución SA (PUDSA), in Uruguay, to Mauruguay SA, a fully indirect subsidiary of Disa Corporación Petrolífera SA (DISA).

After all the precedent conditions were met, the transaction was concluded with the payment of US$ 62 million, already with the adjustments provided for in the contract. The amount received at closing adds up to the amount of US$ 6.17 million paid to PUSAI on the date of signing the sales contract, totaling US$ 68.17 million.

Sale of BSBios

On February 9, 2021, Petrobras Biocombustível SA (PBio) completed the sale of all of its shares (50% of the company's capital) issued by BSBios Indústria e Comércio de Biodiesel Sul Brasil S/A (BSBios) to the company RP Participações em Biocombustíveis SA

After all the precedent conditions were met, the transaction was concluded with the payment of R$ 253 to PBio, already with the adjustments provided for in the contract. In addition to this amount, R$ 67 is held in a linked account (escrow) for indemnification of eventual contingencies and released according to terms and conditions set forth in the contract and R$ 2 was received in advance as interest shareholders’ equity in December 2020, totaling R$ 322.

112

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Sale of land fields in Bahia

On February 24, 2021, Petrobras informs that it signed with SPE Miranga S.A., a wholly owned subsidiary of PetroRecôncavo S.A., a contract for the sale of its entire interest in nine onshore exploration and production fields, called Polo Cluster, located in the state of Bahia.

The total sale value is US$ 135.1 million, of which: (a) US$ 11 million paid on the present date; (b) US$ 44 million at the closing of the transaction; and (c) US$ 80.1 million deferred in three installments over three years from the closing of the transaction.

The contract provides for the payment of conditional amounts of up to US$ 85 million, classified as contingent assets, which will only be recognized when the agreed conditions are met.

The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of precedent conditions, such as approval by the ANP.

CDMPI Merger

On January 24, 2021, Petrobras' Board of Directors approved the merger of the Companhia de Desenvolvimento e Modernização de Plantas Industriais (CDMPI). As it involves the merger of a wholly-owned subsidiary, there will be no capital increase in Petrobras or the issuance of new shares. The shares representing CDMPI's share capital will be extinguished, promoting the necessary accounting records at Petrobras. The operation is still subject to approval by the General Shareholders' Meeting of Petrobras, to be called in due course.

113

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

This additional information on the company's oil and gas exploration and production activities has been prepared in accordance with FASB Coding Topic 932. Items (a) to (c) contain information on historical costs, referring to costs incurred in exploration, acquisition and development of areas, capitalized costs and results of operations. Items (d) and (e) contain information on the volume of estimated net proven reserves, the standardized measurement of discounted future net cash flows relating to proven reserves and changes in estimated discounted future net cash flows.

On December 31, 2020, the company maintains activities mainly in Brazil, in addition to activities in Argentina, Colombia and Bolivia, in South America. The information presented regarding equity method invested refers to the operations of the joint venture MP Gulf of Mexico, LLC (MPGoM), in which Murphy Exploration & Production Company (Murphy) has an 80% interest and Petrobras America Inc. (PAI ) has a 20% share in the United States of America, North America. The company discloses its reserves in Brazil, the United States of America and Argentina. Reserves in Bolivia are not disclosed, since the Constitution of this country does not permit such disclosure. In Colombia, our activities are exploratory, and therefore there are no associated reserves.

a) Capitalized costs relating to oil and gas producing activities

The company applies the method of successful efforts in accounting for expenses with exploration and development of oil and natural gas, according to note 28. Additionally, the accounting practices adopted for the recognition, measurement and disclosure of property, plant and equipment and intangible assets are described in the notes 25.2 and 26.1.

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2020
Unproved oil and gas reserves	90,623	582	−	−	582	91,205	4,118
Proved oil and gas reserves	321,450	726	−	−	726	322,176
Support Equipment	380,392	3,956	−	4	3,960	384,352
Gross Capitalized costs	792,465	5,264	−	4	5,268	(218,232)	4,118
Depreciation, depletion and amortization	(223,500)	(3,571)	−	(4)	(3,575)	(227,075)	(1,644)
Net capitalized costs	568,965	1,693	−	−	1,693	570,658	2,474
December 31, 2019
Unproved oil and gas reserves	92,958	473	−	−	473	93,431	−
Proved oil and gas reserves	326,739	545	−	−	545	327,284	16,938
Support Equipment	355,865	2,770	−	3	2,773	358,638	−
Gross Capitalized costs	775,562	3,788	−	3	3,791	779,353	16,938
Depreciation, depletion and amortization	(206,905)	(2,341)	−	(3)	(2,344)	(209,249)	(6,810)
Net capitalized costs	568,657	1,447	−	−	1,447	570,104	10,128
December 31, 2018
Unproved oil and gas reserves	23,245	435	−	−	435	23,680	15,852
Proved oil and gas reserves	343,198	559	1	−	560	343,758	22
Support Equipment	324,790	2,516	−	1,508	4,024	328,814	−
Gross Capitalized costs	691,233	3,510	1	1,508	5,019	696,252	15,874
Depreciation, depletion and amortization	(235,935)	(2,107)	(1)	(113)	(2,221)	(238,156)	(5,464)
Net capitalized costs	455,298	1,403	−	1,395	2,798	458,096	10,410

114

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

b) Costs incurred in acquisition, exploration and development of oil and gas fields

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2020
Acquisition costs:
Proved	1,701	−	−	−	−	1,701	−
Unproved (*)	128	−	−	−	−	128	−
Exploration costs	4,135	53	−	−	53	4,188	−
Development costs	28,627	13	−	−	13	28,640	293
Total	34,591	66	−	−	66	34,657	293
December 31, 2019
Acquisition costs:
Proved	−	−	−	−	−	−	−
Unproved	68,612	−	−	−	−	68,612	−
Exploration costs	4,259	43	−	−	43	4,302	10
Development costs	27,079	25	−	−	25	27,104	590
Total	99,950	68	−	−	68	100,018	600
December 31, 2018
Acquisition costs:
Proved	−	−	−	−	−	−	−
Unproved	3,285	−	−	−	−	3,285	−
Exploration costs	2,759	37	2	−	39	2,799	18
Development costs	35,101	118	831	−	949	36,050	916
Total	41,145	155	833	−	988	42,134	934
(*) Mainly acquisition of oil exploration rights - Transfer of Rights, according to note 25.3.

c)Results of operations for oil and gas producing activities

The results of the company's operations related to oil and natural gas production activities for the years ended December 31, 2020, 2019 and 2018 are presented in the table below. The company transfers substantially all of its domestic production of crude oil and natural gas to its RTM segment in Brazil. The transfer prices calculated using the methodology adopted by the company may not be indicative of the price that the company could obtain for the product if it were sold in an unregulated spot market. In addition, prices calculated using this methodology may also not be indicative of future prices to be realized by the company. The prices adopted for natural gas are those contracted with third parties.

Production costs are the lifting costs incurred to operate and maintain productive wells and the corresponding equipment and facilities, which include costs of labor, materials, supplies, fuel consumed in operations and the cost of operating units of natural gas processing.

Exploration expenses include the costs of geological and geophysical activities and projects with no economic viability. Depreciation, depletion and amortization expenses refer to assets used in exploration and development activities. In accordance with SEC Coding Topic 932 - Extraction Activities - Oil and Natural Gas, income tax is based on nominal rates, considering allowable deductions. Financial and income expenses were not included in the following results.

115

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2020
Net operation revenues
Sales to third parties	3,936	556	−	−	556	4,492	148
Intersegment	169,592	1	−	−	1	169,593	−
	173,528	557	−	−	557	174,085	148
Production costs	(47,716)	(298)	−	−	(298)	(48,014)	(54)
Exploration expenses	(4,134)	(36)	−	−	(36)	(4,170)	−
Depreciation, depletion and amortization	(43,783)	(260)	−	−	(260)	(44,043)	(57)
Impairment of oil and gas properties	(34,448)	−	−	−	−	(34,448)	−
Other operating expenses	(5,500)	(10)	66	(159)	(103)	(5,603)	(158)
Results before income tax expenses	37,947	(47)	66	(159)	(140)	37,807	(121)
Income tax expenses	(12,901)	15	(22)	54	47	(12,854)	41
Results of operations (excluding corporate overhead and interest costs)	25,046	(32)	44	(105)	(93)	24,953	(80)
December 31, 2019
Net operation revenues
Sales to third parties	3,500	684	−	−	684	4,184	4,353
Intersegment	195,244	1	−	−	1	195,245	−
	198,744	685	−	−	685	199,429	4,353
Production costs	(62,121)	(274)	−	−	(274)	(62,395)	(485)
Exploration expenses	(3,174)	(23)	−	−	(23)	(3,197)	(22)
Depreciation, depletion and amortization	(45,104)	(145)	−	(50)	(195)	(45,299)	(1,140)
Impairment of oil and gas properties	(6,340)	−	−	(1,687)	(1,687)	(8,027)	−
Other operating expenses	(5,446)	(59)	174	(145)	(30)	(5,476)	(71)
Results before income tax expenses	76,559	184	174	(1,882)	(1,524)	75,035	2,635
Income tax expenses	(26,029)	(63)	(59)	640	518	(25,511)	(1,060)
Results of operations (excluding corporate overhead and interest costs)	50,530	121	115	(1,242)	(1,006)	49,524	1,575
December 31, 2018
Net operation revenues
Sales to third parties	4,183	698	3,682	−	4,380	8,563	1,499
Intersegment	182,982	1	−	−	1	182,983	−
	187,165	699	3,682	−	4,381	191,546	1,499
Production costs	(72,111)	(283)	(560)	−	(843)	(72,954)	(162)
Exploration expenses	(1,875)	(27)	(2)	−	(29)	(1,904)	(7)
Depreciation, depletion and amortization	(31,621)	(145)	(804)	(75)	(1,024)	(32,645)	(433)
Impairment of oil and gas properties	(2,573)	−	(2,775)	−	(2,775)	(5,348)	−
Other operating expenses	(8,497)	(3,227)	(340)	(147)	(3,714)	(12,211)	(51)
Results before income tax expenses	70,488	(2,983)	(799)	(222)	(4,004)	66,484	846
Income tax expenses	(23,966)	1,014	272	75	1,361	(22,605)	(618)
Results of operations (excluding corporate overhead and interest costs)	46,522	(1,969)	(527)	(147)	(2,643)	43,879	228

d) Reserve information

As presented in note 4.1, the proven reserves of oil and natural gas are the volumes of oil and natural gas that, through analysis of geoscience and engineering data, can be estimated with reasonable certainty as from a certain date, economically recoverable from known reservoirs and with the economic conditions, operational techniques and existing government regulations, until the expiration of the contracts that provide for the right of operation, unless evidence gives reasonable certainty of the renewal. The hydrocarbon extraction project must have started or there must be reasonable certainty that the project will be started within a reasonable time. These estimates of oil and natural gas reserves require a high level of judgment and complexity, and influence different items in the company's financial statements.

The net proven reserves of oil and natural gas estimated by the company and the corresponding movements for the years of 2020, 2019 and 2018 are shown in the table below. Proved reserves have been estimated in accordance with the Securities and Exchange Commission definitions of reserves.

Proven developed oil and gas reserves are proven reserves that can be recovered: (i) through existing wells, equipment and operating methods or where the cost of necessary equipment is relatively lower compared to the cost of a new well; and (ii) through extraction equipment installed and infrastructure in operation at the time of estimating reserves, if extraction is done by means that do not include a well.

In some cases, there is a need for substantial new investments in additional wells and equipment to recover these proven reserves, which are called undeveloped proven reserves.

Reserve estimates are subject to variations due to technical uncertainties in the reservoir and changes in economic scenarios.

The following tables present a summary of the annual movements in the proven oil reserves (in millions of barrels):

116

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Proved developed and undeveloped reserves - Consolidated Entities (*)
	Consolidated companies					Equity investees
	Crude oil in Brazil	Crude oil in South America	Crude oil in North America	Synthetic oil in Brazil	Total consolidated	Crude oil in North America	Crude oil in Africa	Total
Reserves at December 31, 2017 (1)	8,249.4	1.2	114.6	6.0	8,371.3	−	63.4	8,434.7
Transfers by loss of control (2)	−	−	(100.4)	−	(100.4)	100.4	−	−
Revisions of previous estimates	342.7	−	−	(0.3)	342.5	(0.9)	3.7	345.3
Extensions and discoveries	308.5	0.6	−	−	309.1	−	−	309.1
Improved Recovery	224.2	−	−	−	224.2	−	−	224.2
Sales of reserves	(254.8)	−	−	−	(254.8)	(80.4)	−	(335.2)
Acquisition of reserves	−	−	−	−	−	7.9	−	7.9
Production for the year	(701.3)	(0.3)	(14.3)	(0.9)	(716.8)	(0.4)	(7.3)	(724.5)
Reserves at December 31, 2018 (1)	8,168.7	1.6	−	4.8	8,175.1	26.6	59.8	8,261.5
Revisions of previous estimates	718.8	−	−	−	718.8	0.7	(6.5)	713.0
Extensions and discoveries	17.5	−	−	3.6	21.1	−	0.6	21.7
Sales of reserves	(68.3)	−	−	−	(68.3)	−	−	(68.3)
Production for the year	(753.9)	(0.2)	−	(0.8)	(754.8)	(4.7)	(12.3)	(771.7)
Reserves at December 31, 2019 (1)	8,082.8	1.4	−	7.7	8,091.9	22.7	41.6	8,156.1
Revisions of previous estimates	268.7	(0.9)	−	(6.8)	261.0	(0.4)	−	260.7
Extensions and discoveries	34.8	−	−	−	34.8	−	−	34.8
Sales of reserves	(60.8)	−	−	−	(60.8)	−	(41.1)	(101.8)
Production for the year	(791.7)	(0.2)	−	(0.9)	(792.8)	(4.2)	(0.5)	(797.5)
Reserves at December 31, 2020	7,533.9	0.3	−	−	7,534.2	18.1	−	7,552.3
(1) In 2017, total proved reserves include 263.7 million barrels of assets held for sale. In 2018, total proved reserves include 59.8 million barrels of assets held for sale (PO&G). In 2019, total proved reserves include 41.6 million barrels of assets held for sale (PO&G).
(2) Amounts transferred from consolidated entities to equity method investees due to the transaction that resulted in the formation of a joint venture with an 80% interest in Murphy Exploration & Production Company (“Murphy”) and 20% in Petrobras America Inc (“PAI”).
(*) Apparent differences in the sum of the numbers are due to rounding off.

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

Proved developed and undeveloped reserves (*)
	Consolidated companies					Equity method investees
	Natural gas in Brazil	Natural gas in South America	Natural gas in North America	Synthetic gas in Brazil	Total consolidated	Natural gas in North America	Natural gas in Africa	Total
Reserves at December 31, 2017 (1)	7,676.1	160.2	40.9	8.1	7,885.3	−	17.3	7,902.6
Transfers by loss of control (2)	−	−	(36.8)	−	(36.8)	36.8	−	−
Revisions of previous estimates	737.2	−	−	(1.0)	736.2	(3.1)	34.8	768.0
Extensions and discoveries	136.8	70.1	−	−	206.9	−	−	206.9
Improved Recovery	207.6	−	−	−	207.6	−	−	207.6
Sales of reserves	(165.5)	−	−	−	(165.5)	(29.7)	−	(195.2)
Acquisition of reserves	−	−	−	−	−	6.9	−	6.9
Production for the year	(801.8)	(16.2)	(4.1)	(1.3)	(823.5)	(0.1)	(4.8)	(828.4)
Reserves at December 31, 2018 (1)	7,790.5	214.1	−	5.7	8,010.3	10.8	47.3	8,068.5
Revisions of previous estimates	1,415.7	(42.3)	−	−	1,373.4	0.1	10.9	1,384.4
Extensions and discoveries	15.3	−	−	7.6	22.9	−	0.3	23.2
Improved Recovery	−	−	−	−	−	−	−	−
Sales of reserves	(24.0)	−	−	−	(24.0)	−	−	(24.0)
Production for the year	(816.9)	(15.5)	−	(1.2)	(833.7)	(1.7)	(11.3)	(846.7)
Reserves at December 31, 2019 (1)	8,380.6	156.3	−	12.1	8,549.0	9.2	47.2	8,605.4
Revisions of previous estimates	(92.5)	(118.7)	−	(10.8)	(221.9)	0.2	−	(221.7)
Extensions and discoveries	36.0	−	−	−	36.0	−	−	36.0
Improved Recovery	−	−	−	−	−	−	−	−
Sales of reserves	(42.3)	−	−	−	(42.3)	−	(47.2)	(89.5)
Production for the year	(735.2)	(12.0)	−	(1.4)	(748.5)	(1.6)	−	(750.1)
Reserves at December 31, 2020	7,546.7	25.6	−	−	7,572.3	7.8	−	7,580.1
(1) In 2017, total proved reserves include 173.7 billion cubic feet of assets held for sale. In 2018, the total of proven reserves includes the value of 47.3 billion cubic feet referring to assets held for sale (PO&G). In 2019, the total of proven reserves includes the value of 47.2 billion cubic feet referring to assets held for sale (PO&G).
(2) Amounts transferred from consolidated entities to equity method investees due to the transaction that resulted in the formation of a joint venture with an 80% interest in Murphy Exploration & Production Company (“Murphy”) and 20% in Petrobras America Inc (“PAI”).
(*) Apparent differences in the sum of the numbers are due to rounding off.

117

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

The production of natural gas presented in these tables is the volume extracted from our proven reserves, including gas consumed in operations and excluding reinjected gas. Our disclosed proven gas reserves include volumes of gas consumed, which represent 30% of our total proven natural gas reserve in 2020.

The tables below summarize information about changes in proven oil and gas reserves, in millions of barrels of oil equivalent, from our consolidated and equity-invested entities for 2020, 2019 and 2018:

Proved developed and undeveloped reserves (*)
	Consolidated companies					Equity method investees
	Oil equivalent in Brazil	Oil equivalent in South America	Oil equivalent in North America	Oil synthetic equivalent in Brazil	Total consolidated	Oil equivalent in North America	Oil equivalent in Africa	Total
Reserves at December 31, 2017 (1)	9,528.8	27.9	121.5	7.4	9,685.5	−	66.3	9,751.7
Transfers by loss of control (2)	−	−	(106.5)	−	(106.5)	106.5	−	−
Revisions of previous estimates	465.6	−	−	(0.4)	465.2	(1.4)	9.6	473.3
Extensions and discoveries	331.3	12.3	−	−	343.6	−	−	343.6
Improved Recovery	258.8	−	−	−	258.8	−	−	258.8
Sales of reserves	(282.4)	−	−	−	(282.4)	(85.4)	−	(367.8)
Acquisition of reserves	−	−	−	−	−	9.1	−	9.1
Production for the year	(834.9)	(3.0)	(15.0)	(1.2)	(854.0)	(0.5)	(8.1)	(862.6)
Reserves at December 31, 2018 (1)	9,467.1	37.2	−	5.8	9,510.1	28.4	67.7	9,606.2
Revisions of previous estimates	954.7	(7.0)	−	−	947.7	0.7	(4.7)	943.7
Extensions and discoveries	20.1	−	−	4.9	25.0	−	0.6	25.6
Sales of reserves	(72.3)	−	−	−	(72.3)	−	−	(72.3)
Production for the year	(890.0)	(2.8)	−	(1.0)	(893.8)	(4.9)	(14.1)	(912.8)
Reserves at December 31, 2019 (1)	9,479.6	27.4	−	9.7	9,516.7	24.2	49.5	9,590.4
Revisions of previous estimates	253.3	(20.6)	−	(8.6)	224.1	(0.3)	−	223.7
Extensions and discoveries	40.8	−	−	−	40.8	−	−	40.8
Improved Recovery	−	−	−	−	−	−	−	−
Sales of reserves	(67.8)	−	−	−	(67.8)	−	(49.0)	(116.8)
Production for the year	(914.2)	(2.2)	−	(1.2)	(917.6)	(4.5)	(0.5)	(922.5)
Reserves at December 31, 2020	8,791.7	4.6	−	−	8,796.3	19.4	−	8,815.7
(1) In 2017, the total proved reserves include 292.7 million barrels of oil equivalent referring to assets held for sale. In 2018, the total of proven reserves includes the value of 67.7 million barrels of oil equivalent referring to assets held for sale (PO&G). In 2019, the total of proven reserves includes the value of 49.5 million barrels of oil equivalent referring to assets held for sale (PO&G).
(2) Amounts transferred from consolidated entities to equity method investees due to the transaction that resulted in the formation of a joint venture with an 80% interest in Murphy Exploration & Production Company (“Murphy”) and 20% in Petrobras America Inc (“PAI”).
(*) Apparent differences in the sum of the numbers are due to rounding off.

In 2020, we incorporated 223.7 million boe of reserves proved by revisions of previous estimates, composed of:

(i) addition of 637.1 million boe due to technical reviews, mainly associated with the good performance and the greater production history of the Santos Basin pre-salt reservoirs;

(ii) addition of 253.9 million boe due to the approval of new projects, mainly in the Santos and Campos Basins; and

(iii) reduction of 667.2 million boe due to economic revisions, mainly due to the price reduction.

We also incorporated 40.8 million boe into our proved reserves due to discoveries and extensions, in the Santos Basin pre-salt, and reduced 116.8 million boe due to proven reserve sales.

The company's total proven reserve in 2020 resulted in 8,815.7 million boe, considering the incorporations, reviews and sales described above and discounting the production of 922.5 million boe in 2020. This production refers to volumes that were included in our reserves and, therefore, does not consider liquid natural gas, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of long-term tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

In 2019, we incorporated 943.7 million boe of reserves proved by revisions of previous estimates, composed of:

(i) addition of 529.1 million boe due to technical reviews, mainly associated with good performance and the greater production history of pre-salt reservoirs in the pre-salt of Santos Basin;

(ii) addition of 266.8 million boe referring to contractual revisions, including the reallocation of volumes due to the revision of the Transfer of Rights contract, and the extension of concession contracts in Brazil;

118

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

(iii) addition of 242.6 million boe due to the approval of new projects in the Santos, Campos and Espírito Santo Basins; and

(iv) a 94.8 million boe reduction due to economic revisions, mainly due to the price reduction.

We also incorporated 25.6 million boe into our proved reserves due to discoveries and extensions, mainly in the Santos Basin pre-salt, and reduced 72.3 million boe from our proven reserves due to proven reserve sales.

Considering the production of 912.8 million boe in 2019 and the variations above, the company's total proven reserve resulted in 9,590.4 million boe in 2019. Production refers to volumes that were included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of long-term tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

In 2018, we incorporated 473.3 million boe of reserves proved by revisions to previous estimates, of which 233.5 million boe due to economic revisions, mainly due to the price increase, and 239.9 million boe mainly due to revisions techniques, due to the good performance of the pre-salt reservoirs in the Santos and Campos basins, both in Brazil. In addition, we incorporated 258.8 million boe into our proved reserves resulting from positive responses to supplemental recovery (water injection) and 343.6 million boe into our proven reserves due to discoveries and extensions, mainly in the pre-salt of the Santos Basin.

We reduced 367.8 million boe from our proved reserves due to the sale of reserves and increased 9.1 million in our proved reserves due to reserve purchases, resulting in a net reduction effect of 358.7 million boe on our proved reserves due to buying and selling.

Considering the production of 862.6 million boe in 2018 and the variations above, the company's total proven reserve resulted in 9,606.2 million boe. This production of 862.6 million boe refers to volumes that were included in our reserves and, therefore, does not consider liquids of natural gas (except in North America), since the reserve is estimated at a reference point prior to the gas processing, and also does not consider the production of long-term tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution prohibits the disclosure and registration of reserves.

The following tables show the volumes of proved developed and undeveloped reserves, net, that is, reflecting Petrobras' participation:

	2018
	Crude Oil	Synthetic Oil (mmbbl)	Natural Gas	Synthetic Gas (bncf)	Total oil and gas
					(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,339.5	4.8	4,807.0	5.7	5,146.4
South America, outside Brazil	1.0	−	83.5	−	15.0
Total Consolidated Entities	4,340.5	4.8	4,890.5	5.7	5,161.4
North America (2)	20.0	−	8.3	−	21.4
Africa	30.9	−	27.6	−	35.5
Total Equity Method Investees	51.0	−	35.9	−	56.9
Total Consolidated and Equity Method Investees (1)	4,391.5	4.8	4,926.4	5.7	5,218.3
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	3,829.2	−	2,983.5	−	4,326.4
South America, outside Brazil	0.5	−	130.6	−	22.3
Total Consolidated Entities	3,829.7	−	3,114.1	−	4,348.7
Equity Method Investees
North America (2)	6.5	-	2.5	-	6.9
Africa	28.9	−	19.7	−	32.2
Total Equity Method Investees	35.4	−	22.2	−	39.1
Total Consolidated and Equity Method Investees (1)	3,865.1	−	3,136.3	−	4,387.9
Total proved reserves (developed and undeveloped)	8,256.6	4.8	8,062.7	5.7	9,606.2

(1) Includes values referring to assets held for sale (30.9 million barrels of oil and 27.6 billion cubic feet of natural gas in developed proved reserves and 28.9 million barrels of oil and 19.7 billion cubic feet of natural gas in undeveloped proven reserves) in Africa (PO&G).

(2) North American oil reserves include volumes of liquid natural gas, representing 4.2% of developed reserves and 3.6% of undeveloped reserves.

(*) Apparent differences in the sum of the numbers are due to rounding off.

119

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	2019
	Crude Oil	Synthetic Oil (mmbbl)	Natural Gas	Synthetic Gas (bncf)	Total oil and gas
					(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,999.1	7.7	5,715.6	12.1	5,961.4
South America, outside Brazil (2)	0.9	−	66.9	−	12.1
Total Consolidated Entities	5,000.0	7.7	5,782.5	12.1	5,973.5
Equity Method Investees
North America (2)	18.2	−	7.0	−	19.4
Africa	37.1	−	44.7	−	44.6
Total Equity Method Investees	55.3	−	51.7	−	64.0
Total Consolidated and Equity Method Investees (1)	5,055.3	7.7	5,834.3	12.1	6,037.4
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	3,083.7	−	2,665.0	−	3,527.9
South America, outside Brazil (2)	0.5	−	89.3	−	15.4
Total Consolidated Entities	3,084.2	−	2,754.3	−	3,543.3
Equity Method Investees
North America (2)	4.4	−	2.2	−	4.8
Africa	4.5	−	2.4	−	4.9
Total Equity Method Investees	8.9	−	4.6	−	9.7
Total Consolidated and Equity Method Investees (1)	3,093.1	−	2,759.0	−	3,552.9
Total proved reserves (developed and undeveloped)	8,148.4	7.7	8,593.2	12.1	9,590.4

(1) Includes values referring to assets held for sale (37.1 million barrels of oil and 44.7 billion cubic feet of natural gas in developed proved reserves and 4.5 million barrels of oil and 2.4 billion cubic feet of natural gas in undeveloped proven reserves) in Africa (PO&G).

(2) Oil reserves in South America include volumes of liquid natural gas, representing 20.3% in developed reserves and 52.9% in undeveloped reserves. North American oil reserves include volumes of liquid natural gas, representing 3.8% of developed reserves and 5.3% of undeveloped reserves.

(*) Apparent differences in the sum of the numbers are due to rounding off.

	2020
	Crude Oil	Synthetic Oil	Natural gas	Synthetic Gas	Total oil and gas
	(mmbbl)		(bncf)		(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,857.6	−	5,713.9	−	5,809.9
South America, outside Brazil (1)	0.3	−	−	−	−
Total Consolidated Entities	4,857.9	−	5,739.5	−	5,814.5
Equity Method Investees

North America (1)	16.9	−	7.2	−	18.1
Total Equity Method Investees	16.9	−	7.2	−	18.1
Total Consolidated and Equity Method Investees (1)	4,874.8	−	5,746.7	−	5,832.6
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	2,676.3	−	1,832.8	−	2,981.8
Total Consolidated Entities	2,676.3	−	1,832.8	−	2,981.8
Equity Method Investees
North America (1)	1.2	−	0.6	−	1.3
Total Equity Method Investees	1.2	−	0.6	−	1.3
Total Consolidated and Equity Method Investees (1)	2,677.5	−	1,833.4	−	2,983.1
Total proved reserves (developed and undeveloped)	7,552.3	−	7,580.1	−	8,815.7
(1) South American oil reserves include volumes of liquid natural gas, representing 21.3% of developed reserves. North American oil reserves include volumes of liquid natural gas, representing 6.3% of developed reserves and 5.3% of undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding off.

e) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measurement of discounted future net cash flows, referring to the proven oil and natural gas reserves mentioned above, is made in accordance with SEC Coding Topic 932 - Extraction Activities - Oil and Natural Gas.

120

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Estimates of future cash inflows from production are calculated by applying the average price during the 12-month period prior to the closing date, determined as an unweighted arithmetic average of the first price of each month within that period, unless the prices defined by contractual agreements, excluding indexes based on future conditions. Changes in future prices are limited to the variations provided for in existing contracts at the end of each year. The future costs of development and production correspond to the estimated future expenditures necessary to develop and extract the proved reserves estimated at the end of the year based on cost indications at the end of the year, based on the continuity of economic conditions at the end of the year. The estimated future income tax is calculated using the official rates in force at the end of the year. In Brazil, together with the income tax, future social contributions are included. The amounts presented as future income tax expenses include allowable deductions, to which the official rates apply. Net discounted future cash flows are calculated using 10% discount factors, applied in the middle of the year. This discounted future cash flow requires estimates of when future expenditures will be incurred and when reserves will be extracted, year by year.

The assessment determined by the SEC's Coding Topic 932 requires the adoption of assumptions regarding the timing and the value of future development and production costs. The calculations are made on December 31 of each year and should not be used as indicative of Petrobras' future cash flows or the value of its oil and natural gas reserves.

Information regarding the standardized measurement of discounted future net cash flows is presented originally in US dollars on the SEC's Form 20-F and has been translated into reais for presentation in these Financial Statements. Thus, in order to maintain consistency with the criteria used in the measurement of estimates of future cash inflows, as described above, the exchange rate used for the conversion of each period is based on the average quotation of the US dollar during the period 12 months prior to the closing date, determined as an unweighted arithmetic average of the quotation on the first business day of each month within that period. Exchange variations resulting from this conversion are shown as an accumulated translation adjustment in the flow movement tables, as follows.

121

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Discounted net future cash flows:

	Consolidated
	Brazil	Abroad			Total	Equity Method Investees (2)
		South America	North America	Total Abroad
December 31, 2020
Future cash inflows	1,710,895	353	−	353	1,711,248	3,426
Future production costs	(937,130)	(261)	−	(261)	(937,391)	(2,385)
Future development costs	(160,363)	(84)	−	(84)	(160,447)	(248)
Future income tax expenses	(240,591)	−	−	−	(240,591)	(406)
Undiscounted future net cash flows	372,811	8	−	8	372,819	387
10 percent midyear annual discount for timing of estimated cash flows (1)	(136,761)	(1)	−	(1)	(136,762)	(6)
Standardized measure of discounted future net cash flows	236,050	8	−	8	236,058	380

December 31, 2019
Future cash inflows	2,108,808	2,395	−	2,395	2,111,203	15,919
Future production costs	(1,072,063)	(1,121)	−	(1,121)	(1,073,184)	(5,309)
Future development costs	(135,183)	(554)	−	(554)	(135,737)	(2,026)
Future income tax expenses	(338,536)	(124)	−	(124)	(338,660)	(1,722)
Undiscounted future net cash flows	563,026	596	−	596	563,622	6,862
10 percent midyear annual discount for timing of estimated cash flows (1)	(216,190)	(325)	−	(325)	(216,515)	(1,305)
Standardized measure of discounted future net cash flows	346,836	271	−	271	347,107	5,557

December 31, 2018
Future cash inflows	2,188,096	4,044	-	4,044	2,192,140	22,235
Future production costs	(981,563)	(1,544)	-	(1,544)	(983,107)	(5,851)
Future development costs	(124,063)	(792)	-	(792)	(124,855)	(1,925)
Future income tax expenses	(405,518)	(330)	-	(330)	(405,848)	(3,709)
Undiscounted future net cash flows	676,952	1,378	-	1,378	678,330	10,749
10 percent midyear annual discount for timing of estimated cash flows (1)	(272,896)	(707)	-	(707)	(273,603)	(2,271)
Standardized measure of discounted future net cash flows	404,056	671	-	671	404,727	8,478
(1) Semiannual capitalization
(2) Includes the amount of R$ 6,090 related to PO&G assets classified as held for sale in 2018. Includes the amount of R$ 4,119 related to PO&G assets classified as held for sale in 2019.
Apparent differences in the sum of the numbers are due to rounding off.

Changes in discounted net future cash flows:

	Consolidated
	Brazil (1)	Abroad			Total	Equity Method Investees (2)
		South America	North America	Total abroad
Balance at January 1, 2020	346,836	271	−	271	347,107	5,556
Sales and transfers of oil and gas, net of production cost	(125,812)	(72)	−	(72)	(125,884)	(483)
Development cost incurred	28,627	13	−	13	28,640	293
Net change due to purchases and sales of minerals in place	(4,346)	−	−	−	(4,346)	(5,373)
Net change due to extensions, discoveries and improved recovery, less related costs	2,614	−	−	−	2,614	−
Revisions of previous quantity estimates	16,225	(181)	−	(181)	16,044	(51)
Net change in prices, transfer prices and in production costs	(280,348)	(743)	−	(743)	(281,091)	(1,927)
Changes in estimated future development costs	(24,211)	500	−	500	(23,711)	345
Accretion of discount	34,684	48	−	48	34,731	59
Net change in income taxes	127,263	124	−	124	127,387	262
Other – unspecified	−	(36)	−	(36)	(36)	8
Cumulative translation adjustments	114,518	83	−	83	114,601	1,691
Balance at December 31, 2020	236,050	8	−	8	236,058	380
Balance at January 1, 2019	404,057	671	−	671	404,728	8,478
Sales and transfers of oil and gas, net of production cost	(136,564)	(256)	−	(256)	(136,822)	(3,117)
Development cost incurred	27,079	25	−	25	27,104	590
Net change due to purchases and sales of minerals in place	(5,460)	−	−	−	(5,460)	−
Net change due to extensions, discoveries and improved recovery, less related costs	1,515	−	−	−	1,515	−
Revisions of previous quantity estimates	72,093	(173)	−	(173)	71,920	32
Net change in prices, transfer prices and in production costs	(134,269)	(572)	−	(572)	(134,840)	(1,988)
Changes in estimated future development costs	(20,956)	234	−	234	(20,722)	(383)
Accretion of discount	40,406	98	−	98	40,504	959
Net change in income taxes	61,851	161	−	161	62,012	1,430
Other – unspecified	−	27	−	27	27	(979)
Cumulative translation adjustments	37,084	55	−	55	37,140	533
Balance at December 31, 2019	346,836	271	−	271	347,107	5,556
Balance at January 1, 2018	203,220	404	5,196	5,599	208,819	4,127
Transfers due to loss of control (3)	−	−	(5,191)	(5,191)	(5,191)	5,547
122

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Sales and transfers of oil and gas, net of production cost	(114,976)	(278)	(3,069)	(3,347)	(118,323)	(1,346)
Development cost incurred	35,101	118	831	949	36,050	916
Net change due to purchases and sales of minerals in place	(17,357)	−	−	−	(17,357)	(6,877)
Net change due to extensions, discoveries and improved recovery, less related costs	41,030	447	−	447	41,477	−
Revisions of previous quantity estimates	38,866	−	−	−	38,866	169
Net change in prices, transfer prices and in production costs	264,214	161	1,392	1,553	265,767	6,614
Changes in estimated future development costs	6,753	(275)	(429)	(704)	6,049	(339)
Accretion of discount	20,322	68	545	613	20,935	470
Net change in income taxes	(105,122)	(14)	−	(14)	(105,136)	(1,814)
Other – unspecified	−	(16)	−	(16)	(16)	433
Cumulative translation adjustments	32,006	56	725	781	32,787	576
Balance at December 31, 2018	404,057	671	−	671	404,728	8,478

(1) Includes the amount of R$ 5,649 related to assets classified as held for sale in 2017 (January 2018).
(2) Includes the amount of R$ 6,090 related to PO&G assets classified as held for sale in 2018. Includes the amount of R$ 4,119 related to PO&G assets classified as held for sale in 2019.
(3) Amounts transferred from consolidated entities to equity method investees, as the Company concluded the operation that has resulted in the formation of a joint venture company ("JV"), of which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake.
Apparent differences in the sum of the numbers are due to rounding off.

123

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Social Balance (unaudited)

	Consolidated
1- Calculation basis	2020			2019
Consolidated sales revenues (SR)			272,069			302,245
Consolidated net income (loss) before profit sharing and taxes (OI)			37			47,242
Consolidated gross payroll (GP) (i)			34,129			33,073

		% of			% of
2 - Internal Social Indicators	Amount	GP	SR	Amount	GP	SR
Meal and food	990	2.90	0.36	1,013	3.06	0.34
Compulsory payroll charges	5,018	14.70	1.84	5,644	17.07	1.87
Pension	4,800	14.06	1.76	6,750	20.41	2.23
Health Care	2,233	6.54	0.82	2,389	7.22	0.79
Health and Safety	139	0.41	0.05	192	0.58	0.06
Education	315	0.92	0.12	316	0.96	0.10
Culture	8	0.02	−	12	0.04	−
Professional training and development	31	0.09	0.01	193	0.58	0.06
Day-care assistance	31	0.09	0.01	37	0.11	0.01
Profit sharing and Variable compensation program	2,271	6.65	0.83	2,722	8.23	0.90
Benefits granted to full-time employees that are not offered to temporary or part-time employees (I)	−	−	−	−	−	−
Others	206	0.60	0.08	114	0.34	0.04
Total - Internal social indicators	16,042	47.00	5.90	19,382	58.60	6.41

		% of			% of
3 - External Social Indicators	Amount	OI	SR	Amount	OI	SR
Social and environmental (II)	89	240.54	0.03	116	0.24	0.04
Culture	18	48.65	0.01	37	0.08	0.01
Sport	5	13.51	−	71	0.15	0.02
Technology and Innovation	8	21.62	−	13	0.03	−
Donations (III)	26	70.27	0.01	1	−	−
Total contributions for the community	146	394.59	0.05	238	0.50	0.08
Taxes (excluding payroll charges)	91,821	248,164.15	33.75	114,090	241.50	37.75
Total - External social indicators	91,967	248,558.74	33.80	114,328	242.00	37.83

		% of			% of
4 - Environmental Indicators	Amount	OI	SR	Amount	OI	SR
Investments related to the Company’s production/operation	2,620	7,081.08	0.96	3,515	7.44	1.16
With respect to establishing “annual goals” for minimizing wastage, input general consumption in production/operation and for increasing efficiency in the use of natural resources, the Company (II):	( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%			( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%

124

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
5 - Indicators for the staff	2020			2019
Nº of employees at the end of the period			49,050			57,983
Nº of hired people during the period			206			946
Nº of contracted employees (outsourcing) (IV)			92,766			103,133
Nº of student trainees			149			530
Nº of employees older than 45			18,437			24,842
Nº of women that work in the Company			8,161			9,331
% of leadership positions held by women			19.1%			18.4%
Nº of black people that work in the Company (V)			14,799			16,763
% of leadership positions held by Negroes (VI)			20.0%			19.3%
Nº of handicapped workers			278			337
Ratio Between the Compensation of Women and Men (VII)			0.95			0.92
Average number of training hours per year per employee (VIII)			48.88			54.96
Anti-Corruption Policy Training (VIII)			14			10

6 - Significant information with respect to the exercise of corporate citizenship	2020			Goals 2021
Ratio between the Company’s highest and lowest compensation (VIII)			29.5			-
Total number of work accidents (IX)			198.0			238
The social and environmental projects developed by the Company were defined by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
The health and safety standards in the work environment were defined by:	(X) directors and managers	( ) all the employees	( ) everyone + Cipa	(X) directors and managers	( ) all the employees	( ) everyone + Cipa
With respect to union freedom, the right to collective bargaining and internal representation of the employees, the Company:	( ) is not involved	( ) follows ILO standards	(X) encourages and follows ILO	( ) will not be involved	( ) will follow ILO standards	(X) will encourage and follow ILO
The pension benefits include:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
Profit-sharing includes:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and standards of social and environmental responsibility adopted by the Company:	( ) are not considered	( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	(X) will be required
With respect to the participation of employees in voluntary work programs, the Company:	( ) is not involved	( ) gives support	(X) organizes and encourages	( ) will not be involved	( ) will give support	(X) will organize and encourage
Total number of complaints and criticisms from consumers: (X)	in the Company 4,816	in Procon 1	in Court 0	in the Company 4,800	in Procon 0	in Court 0
% of claims and criticisms attended or resolved: (X)	in the Company 75%	in Procon 0%	in Court 0%	In the Company 75%	in Procon 0	in Court 0
Total value added to distribute (XI)	In 2020:		185,597	In 2019:		270,887
Distribution of added value:	47% government 12% employees 2% shareholders 38% third parties 1% retained			54% government 12% employees 4% shareholders 19% third parties 11% retained
7 – Other information (i) Composed of salaries, benefits, FGTS, INSS and other employee benefits.

I. Petrobras makes no distinction between the benefits offered to employees who work full-time and to employees who choose to reduce their workload with a proportional reduction in remuneration. The benefits are offered to all employees without distinction. Petrobras does not practice the type of contract on a temporary basis.

II. Includes data from the Parent Company, Ibiritermo, PEB (Bolivia), FCC and Transpetro.

III. Donations were made in cash, valued goods and services. They were destined to combat: COVID-19, floods, burning in the Pantanal, famine and blackout in Amapá.

IV. It only considers employees of service providers operating in the company's facilities.

V. For cultural reasons in some countries, this information cannot be obtained and consolidated for all companies abroad.

VI. We do not have in our controls the self-declared race / color of those assigned to Petrobras Parent Company (required), and it is not possible to include them in the count of blacks in management positions.

VII. The scope of this information is Petrobras Parent Company. In accordance with Guideline 7 of our Human Resources Policy and with item 4.2.a of our Code of Ethical Conduct, Petrobras' Career and Compensation Plan (PCR) makes no gender distinction in remuneration between men and women who occupy the same position or function. However, one of the factors that contribute to the difference in remuneration between men and women is the work regime, considering that the special work regimes pay the additional ones related to those regimes (higher remuneration) and, historically, it has been predominantly male in the oil and gas industry.

VIII. The scope of this information is Petrobras Parent Company.

IX. As of 2021, the number of casualties reported is the number of casualties that make up the Company's top indicator (TAR- Recordable Casualty Rate). The number of casualties that make up the TAR is the total number of casualties excluding those injured with injuries related to first aid. By way of comparison, the number of TAR victims in 2019 was 330 victims. The number of injured in 2020 was a historic result, significantly below the industry's best benchmarks. The number presented for 2021 was estimated based on the Alert Limit (LA) established for the TAR indicator and the HHER (Man-Hour of Risk Exposure) projected for the year and is below the industry benchmark. For clarification purposes, the term “Alert Limit” is used in place of “target” for safety indicators. There is no specific alert limit for "accidents", but for "injured".

X. The significant reduction in numbers in the historical series was due to the sale of Petrobras Distribuidora, a company that was most related to the final consumer.

XI. In 2019, it includes the amount of R$ 27,844 referring to discontinued operations.

125

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Additional information of general public concern – Law 13,303/16 (unaudited)

In order to comply with rules of disclosure about the activities that, in accordance with the requirements of article 3 of Petrobras' Bylaws, are related to the achievement of public interest purposes under conditions different from those of any other private sector company operating in the same market, we summarize below the commitments in effect in the year 2020:

I – Priority Thermoelectric Program – (Programa Prioritário de Termeletricidade- PPT)

The Program, instituted by Decree nº 3.371, of February 24, 2000, aimed at the implantation of thermoelectric plants. These plants, members of the Priority Thermoelectricity Program, are entitled to a supply of natural gas for a period of up to 20 years, with a pre-established price and adjusted by American inflation. The supply of gas to the plants under this program, in 2020, generated revenues of approximately R$ 1,360 and costs of R$ 1,885, a result borne by the company's budget.

II– National Program for Rationalization of the Use of Oil and Gas Products (Programa Nacional de Racionalização do Uso dos Derivados do Petróleo e do Gás Natural – CONPET)

The Program, instituted through the Decree of July 18, 1991, aims to promote the development of an anti-waste culture in the use of non-renewable natural resources. We also participate in the Brazilian Labeling Program (PBE), in partnership with the National Institute of Metrology, Quality and Technology (INMETRO), which aims to stimulate the production and use of devices that use gas, in addition to other arrangements for drafting agreements with entities for the purpose of monitoring and guiding vehicle emissions. In 2020, the costs associated with CONPET, borne by the company's budget, were considered immaterial.

126

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

PETROBRAS

Financial Statements as of December 31, 2020

BOARD OF DIRECTORS

EDUARDO BACELLAR LEAL FERREIRA
CHAIRMAN

ROBERTO CASTELLO BRANCO	NIVIO ZIVIANI	MARCELO MESQUITA DE SIQUEIRA FILHO
MEMBER	MEMBER	MEMBER

RUY FLAKS SCHNEIDER	JOÃO COX NETO	PAULO CESAR DE SOUZA E SILVA
MEMBER	MEMBER	MEMBER

OMAR CARNEIRO DA CUNHA SOBRINHO	RODRIGO DE MESQUITA PEREIRA	LEONARDO PIETRO ANTONELLI
MEMBER	MEMBER	MEMBER
ROSANGELA BUZANELLI TORRES (*) MEMBER

(*) Disclaimer related to the vote of Rosangela Buzanelli who approved the financial statements, but did not approve the Management Report.

EXECUTIVE BOARD

ROBERTO CASTELLO BRANCO
CHIEF EXECUTIVE OFFICER (President)

ANDREA MARQUES DE ALMEIDA	RODRIGO COSTA LIMA E SILVA	CARLOS ALBERTO PEREIRA DE OLIVEIRA
CHIEF FINANCIAL AND INVESTOR RELATIONS EXECUTIVE OFFICER	CHIEF REFINING AND NATURAL GAS EXECUTIVE OFFICER	CHIEF EXPLORATION AND PRODUCTION EXECUTIVE OFFICER

ANDRÉ BARRETO CHIARINI	ROBERTO FURIAN ARDENGHY	RUDIMAR ANDREIS LORENZATTO
CHIEF COMMERCIALIZATION AND LOGISTICS OFFICER	CHIEF INSTITUTIONAL RELATIONS AND SUSTAINABILITY EXECUTIVE OFFICER	CHIEF PRODUCTION DEVELOPMENT EXECUTIVE OFFICER

MARCELO BARBOSA DE CASTRO ZENKNER		NICOLÁS SIMONE
CHIEF GOVERNANCE AND COMPLIANCE EXECUTIVE OFFICER		CHIEF DIGITAL TRANSFORMATION AND INNOVATION EXECUTIVE OFFICER
RODRIGO ARAUJO ALVES CHIEF ACCOUNTING OFFICER (CAO) CHIEF ACCOUNTING OFFICER - CRC-RJ-115.881/O-3

127

STATEMENT OF DIRECTORS ON FINANCIAL STATEMENTS AND AUDITORS’ REPORT

PETROBRAS

In compliance with the provisions of items V and VI of article 25 of CVM Instruction No. 480, of December 7, 2009, the chief executive officer and directors of Petróleo Brasileiro SA - Petrobras, a publicly-held company, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i) reviewed, discussed and agreed with Petrobras' financial statements for the fiscal year ended December 31, 2020;

(ii) reviewed, discussed and agreed with the opinions expressed in the KPMG Auditores Independentes report, regarding Petrobras' financial statements for the fiscal year ended December 31, 2020.

Rio de Janeiro, February 24, 2021.

Roberto Castello Branco	Andrea Marques de Almeida
Chief Executive Officer	Chief Financial and Investor Relations Executive Officer

Rodrigo Costa Lima e Silva	Carlos Alberto Pereira de Oliveira

Chief Refining and Natural Gas Executive Officer	Chief Exploration and Production Executive Officer

André Barreto Chiarini	Roberto Furian Ardenghy
Chief Commercialization and Logistics Executive Officer	Chief Institutional Relations and Sustainability Executive Officer

Rudimar Andreis Lorenzatto	Marcelo Barbosa de Castro Zenkner
Chief Production Development Executive Officer	Chief Governance and Compliance Executive Officer

Nicolás Simone
Chief Digital Transformation and Innovation Executive Officer

128

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

www.kpmg.com.br

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Opinion

We have audited the individual and consolidated financial statements financial statements of Petróleo Brasileiro S.A. - Petrobras S.A. ("Company"), referred to as parent company and consolidated financial statements, respectively, which comprise the statement of Financial Position as of December 31, 2020, and the statement of income, the statement of Comprehensive Income, Statement of Changes in Shareholders’ equity and Statement of Cash Flows for the year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of Petróleo Brasileiro S.A. - Petrobras, as at December 31, 2020, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with Brazilian accounting policies and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board - IASB.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

129

Basis for Opinion

We conducted our audit in accordance with International and Brazilian Standards on Auditing. Our responsibilities under those standards are further described in the “Auditors responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent from the Company and its subsidiaries in accordance with the ethical requirements that are relevant to our audit of the financial statements and are set forth on the Professional Code of Ethics for Accountants and on the professional standards issued by the Regional Association of Accountants, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not express a separate opinion on these matters.
1 - Assessment of the measurement of the defined benefit obligations for pension and health care plans
According to note 19 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company sponsors defined benefit pension plans and health care plans that provide supplementary retirement benefits and medical care to its employees.

The measurement of the actuarial obligation of the pension and health plans is dependent, in part, on the selection of certain actuarial assumptions. These assumptions include the discount rate and projected medical costs. The Company hires external actuaries to assist in the process of assessing the actuarial assumptions and valuing the obligations under its pension and health care plans.

We considered the assessment of the measurement of the defined benefit obligations for the pension and health care plans as a key audit matter due to the level of judgment inherent to the actuarial assumptions determination, as well as for the significant impact that minor changes on these assumptions could have on the actuarial obligations of the pension and health care plans.

Our audit procedures included, but were not limited to:

-          tests of effectiveness of certain internal controls related to the process of measuring the actuarial liability, including controls related to the development, review and approval of the discount rates and projected medical costs assumptions;

-          assessment of the scope, competency, and objectivity of the external actuaries hired to assist in estimating the actuarial obligations for the pension and health care plans, including the nature and scope of the work performed, their professional qualifications and experiences; and

-          assessment, with the support of our specialists on actuarial calculation, of the assumptions such as discount rates and projected medical costs, including comparing them to external sources.

According to the evidence obtained from performing the procedures described above, we considered that the measurement of the actuarial liability is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2020.

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2 - Evaluation of the impairment testing of exploration and production cash generating units (“CGUs”)
According to note 27 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

–      For the impairment of PP&E and intangible, the Company identifies its cash generating units (“CGUs”), estimates the recoverable amount of each CGUs based on a projected cash flow for each CGU, and compares to their carrying amount. The cash flow projections used to determine the recoverable amount depend on certain future assumptions such as: Brent oil price, exchange rate (Real/Dollar), capitalizing expenditures (”CAPEX”), operating expenditure (“OPEX”), and volume and timing of recovery of the oil and gas reserves. The recoverable amount is also sensitive to minor changes in the discount rate used in the cash flow.

–      The definition of exploration and production CGUs considers operational factors that impact the interdependencies between oil and gas assets, and, consequently, alter the aggregation or segregation of the exploration and production areas into CGUs.

–      Due to the level of complexity and subjectivity on the definition of exploration and production´s CGUs, and on the estimate of the recoverable amount, we considered this as a key audit matter.

Our audit procedures included, but were not limited to:

–      tests of effectiveness of certain internal controls related to the process of determining the recoverable amount of exploration and production´s CGU assets, including controls related to the review and approval of the determination of the CGUs, and of the key assumptions used to estimate the recoverable amount;

–      for changes in exploration and production CGUs during the year, we assessed the operational factors considered by the Company for these changes, and compared them to information obtained from internal and external sources;

–      we assessed the determination of recovery of oil and gas reserves estimates, by comparing it with volumes certified by external reservoirs experts hired by the Company, and, for a selection of CGUs, with historical data on production;

–      assessment of the scope, competency, and objectivity of the external reservoir specialists hired by the Company that certified the estimated reserve volumes. This included assessing the nature and scope of the work they were engaged to perform and their professional qualifications and experience;

–      we assessed, for a selection of CGUs, the CAPEX and OPEX used on the cash flow projection by comparing to the latest business plan approved by the Company, and its long-term budgets; and

–      we assessed Company’s ability to project cash flows by comparing the prior years’ estimated cash flows with actual Company´s cash flows for the year ended December 31, 2020 for a selection of CGUs.

–      with the support of our corporate finance specialists, we assessed the key assumptions used in the impairment testing such as the discount rates, future oil and gas prices and the exchange rates by comparing them against external market data.

According to the evidence obtained from performing the procedures described above, we considered that the recoverable amounts for the exploration and production CGUs are acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2020.

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3 – Evaluation of provisions and disclosures for certain specific labor, civil and tax lawsuits
According to note 20 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

–      The Company is involved in tax, civil and labor lawsuits during the normal course of its activities.

–      The Company records provisions for these lawsuits when it is probable that an outflow of cash will be required to settle a present obligation, and when the outflow can be reasonably estimated. The Company discloses a contingency whenever the likelihood of loss of the lawsuit is considered possible, or when the likelihood of loss is considered probable but it is not possible to reasonably estimate the amount of the outflow.

We considered this subject to be a key audit matter due to the level of judgment embedded on estimating the related amounts, and the likelihood of an outflow of resources, coming from the most significant labor, civil and tax lawsuits.

Our audit procedures included, but were not limited to:

–      tests of effectiveness of certain internal controls related to the process of evaluating the lawsuits, including controls related to the review and approval of the determination of the likelihood of an outflow of resources, and the estimate of the amount, as well as controls over the individual and consolidated financial statements disclosures;

–      assessment of the scope, competency, and objectivity of the internal and external legal counsel that support the Company on the definition of the estimated amounts, and the likelihood of an outflow of resources, as well as their professional qualifications and experience;

–      assessment of confirmations, received directly from the external legal counsels, that included an assessment of the likelihood of loss and the estimate of the amounts. We compared these assessments and estimates to those used by the Company, and evaluated the sufficiency of the legal contingency disclosures; and

–      assessment of Company’s ability to prepare these estimates by comparing the amounts paid upon resolution of legal proceedings during the year to the amounts previously provided for.

According to the evidence obtained from performing the procedures described above, we considered acceptable the level of provision for the lawsuits referred above, as well as to the respective disclosures in the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2020.

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4 - Evaluation of the estimate of the provision for decommissioning costs
According to note 21 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

–      As a consequence of its operations, the Company incurs on costs related to the obligation to restore the area environment upon abandonment.

–      The Company’s estimate of the provision for decommissioning costs includes assumptions in relation to the extent of the obligations assumed for environmental restoration and the dismantlement and removal of oil and gas production facilities, as well as the timing and estimated costs of the abandonment.

We identified the evaluation of the estimate as a key audit matter due to the level of judgment involved on determining the respective assumptions, especially on the extent of the obligations assumed for the environmental rapair, which is the criteria to be met when the restoration actually occurs, the timing and estimated costs of abandonment.

Our audit procedures included, but were not limited to:

–      tests of effectiveness of certain internal controls related to the process of defining the provision for decommissioning areas estimate, . including controls related to the development, review and approval of the key assumptions such as timing of area abandonment and estimated costs of decommissioning;

–      assessment of the assumption of abandonment timing used by the Company, by comparing the production curves and useful life of the oil and gas reserves used in the estimate, with oil reserve volumes certified by external reservoirs experts hired by the Company;

–      assessment of the estimated costs of decommissioning by comparing with external industry reports;

–      assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the production curves and useful life of the oil and gas reserves, as well as the external reservoir experts hired by the Company to certify the reserve volumes. This included assessing the nature and scope of the work performed, and their professional qualifications and experience;

–      assessment of Company’s ability to prepare this estimate by comparing a selection of actual expenditure incurred with the decommissioning of oil and gas production facilities already under abandonment, to the provision for decommissioning previously registered.

According to the evidence obtained from performing the procedures described above, we considered that the amount of provision for decommissioning costs is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2020.

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Other matters

Statements of value added

The individual and consolidated statements of value added for the year ended December 31, 2020, prepared under the responsibility of the Company's management, and presented as supplementary information for IFRS purposes, were submitted to the same audit procedures followed together with the audit of the Company's financial statements. In order to form our opinion, we evaluated whether these statements are reconciled to the financial statements and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added have been adequately prepared, in all material respects, according to the criteria set on this Technical Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole.

Other Information

The Company's management is responsible for the other information. The other information comprises the Management’s Report and the Financial Performance Report.

Our opinion on the individual and consolidated financial statements does not cover the Management’s Report and the Financial Performance Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management’s Report and the Financial Performance Report and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is material misstatement in the Management’s Report and in the Financial Performance Report, we are required to report on such fact. We have nothing to report on this respect.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries' financial reporting process.

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Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that the examination performed in accordance with Brazilian and international standards on auditing will always detect possible existing material misstatements. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of the examination performed in accordance with Brazilian and international standards on auditing, we exercised professional judgment and maintained professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve the act of collusion, forgery, intentional omissions, misrepresentations, or the override of internal control..

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor´s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

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We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 24, 2021

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Original report in Portuguese signed by

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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REPORT OF THE FISCAL COUNCIL

PETROBRAS

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory functions, at a meeting held on this date, examined the following documents issued by PETROBRAS and examined by the Board of Directors on February 24, 2021: I – Management’s Report of 2020; II - Financial Statements for the year ended on December 31, 2020; and III - Dividend Distribution Proposal for 2020.

Based on the examinations performed, considering the accounting practices adopted in Brazil, the information provided by Management and the Independent auditors' report on the individual and consolidated financial statements, issued without reservations by KPMG Auditores Independentes, also dated February 24, 2021, the Fiscal Council believes that the documents presented are in a position to be deliberated by the Annual General Meeting of PETROBRAS 'Shareholders.

Rio de Janeiro, February 24, 2021.

José Franco Medeiros de Morais

Chairman

Agnes Maria de Aragão da Costa

Counselor

Daniel Alves Ferreira

Counselor

Marcelo Gasparino da Silva

Counselor

Sergio Henrique Lopes de Sousa

Counselor

Eduardo Damázio da Silva Rezende

Technical Advisor

CRC/RJ- 084155/O-3

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SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - FISCAL YEAR 2020

PETROBRAS

To the Board of Directors of

Petróleo Brasileiro S.A.- Petrobras

Presentation

The Statutory Audit Committee (“SAC” or “Committee”) is a permanent body, directly linked to the Board of Directors of Petróleo Brasileiro S.A. - Petrobras (“Company”), has its own Internal Regulations (“Rules”), being governed by the rules provided for in Brazilian legislation and other regulations - especially by Law No. 13,303, of June 30, 2016, Decree No. 8,945, of December 27, 2016 and CVM Instruction No. 308 of the Brazilian Securities Commission, of May 14, 1999, as amended by CVM Instruction 509, of November 16, 2011, and other applicable regulations, including the Sarbanes-Oxley Act (“SOx”) and rules issued by the U.S. Securities and Exchange Commission (“SEC”) and the Stock Exchange New York Securities (“NYSE”).

The Statutory Audit Committee's purpose is to assist the Board of Directors in the exercise of its functions, acting mainly on (i) the quality, transparency and integrity of the annual and quarterly consolidated financial statements; (ii) the effectiveness of the internal control processes for the production of financial reports; (iii) the performance, independence and quality of the work of the independent auditors and the Internal Auditors; (iv) risk management; (v) transactions with related parties; (vi) the actuarial calculations and results of the plans and benefits maintained by the Fundação Petrobras de Seguridade Social; (vii) monitoring the activities of the health care plan in the self-management modality; and (viii) the adequacy of actions to prevent and combat fraud and corruption.

The SAC is composed of 3 (three) members, chosen by the Board of Directors from among its members. At least 01 (one) of the members of the SAC must be a member of the Petrobras Board of Directors elected by the minority shareholders or by the holders of preferred shares.

Summary of activities in 2020

In the period from February 17, 2020 (first regular meeting of the SAC after consideration of the 2019 Financial Statements) to February 22, 2021 (until the regular meeting of the SAC that examined the 2020 Financial Statements), the Statutory Audit Committee of Petrobras held 50 meetings (listed in Appendix I), which covered 263 agendas (*), involving Board Members, Fiscal Council Members, Special Investigation Committee Members, Executive Directors, Executive Managers, Ombudsman-General, Internal Auditors, Independent Auditors, Internal and External Lawyers and members of Audit Committees of Petrobras System companies, segregated as follows:

(*) All figures exclude 11 agendas dealt with in matters of order of meetings, such as: agendas calendar, record of compliance with SAC demands and other topics related to the Committee's management.

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During this period, the SAC issued 129 statements, which represents an average of 2.6 statements per meeting. The manifestations can be requests, orientations and suggestions, as defined in the standard of operation of the SAC:

- Requests are those in which the responsible units must return to the Committee, according to the defined term or for periodic monitoring, such as follow-up;

- The guidelines are those that the Committee expects to be followed by the responsible units, with no mandatory return to the Committee, and are generally related to the matters referred;

- Suggestions are those issued to the responsible units, who will carry out an assessment of pertinence and opportunity for reception.

Over the period, 117 Requests were monitored, considering Requests issued in the period and in previous periods that were still open, of which 90 were answered in that period.

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Among the activities carried out in the year, the following stand out:

• Monitoring the process of preparing the financial statements and quarterly financial information, through meetings with administrators and independent auditors;

• Monitoring of the risk matrix classified as High and Very High;

• Receipt, forwarding and monitoring of complaints through the Governance and Compliance Activities Report, and through the Integrated Ombudsman's General Report;

• Monitoring the Annual Internal Audit Activities Plan, where the SAC became aware of the points of attention and recommendations resulting from the Internal Audit work, as well as monitoring the sanitary measures adopted by the Management;

• Evaluation of the summary of transactions with Petrobras related parties, review of the Related Parties Policy and appreciation of 12 guidelines for prior analysis of transactions with related parties;

• Quarterly monitoring of the Fraud and Corruption Risk Matrix (considering the challenges and mitigation actions, and the materiality matrix to support the selection of these challenges to the risks of fraud and corruption) and monitoring of the Implementation Plan of the General Law on Protection of Data;

• Evaluation of the Semiannual Management Report on the Sponsorship of Pension Benefit Plans, the restructuring of the Petrobras System's Petros Plans, the Petros New Equation Plan, the Petros - 3 Plan (PP3), the impacts of the economic crisis due to the coronavirus in Petros 'plans, and in Petros' Governance and Investment Policy;

• Evaluation of the Consolidated Report on the cost of the AMS 2019 health care benefit;

• Monitoring the “waves” of the Implementation Plan for the transition to the new management model for Multidisciplinary Health Care;

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• Holding three joint meetings with the Fiscal Council, and holding 17 meetings, as agenda items, with the Audit Committee of the Petrobras Conglomerate and with the audit committees of the companies of the Petrobras conglomerate that have their own SAC (Local SAC), namely: SAC of Transpetro, SAC of TBG and SAC of Gaspetro;

• Monitoring the Evolution of the Automation of Internal Controls; the # tranS4mar Project; and the “Cybersecurity” theme at Petrobras.

Recommendations to the Executive Board

In the debates established at the meetings, held during the period in question, with the managers of the various areas of the Company, recommendations were made to improve the control and business management processes.

Conclusions and recommendation to the Board of Directors

During the year of 2020, the members of the Statutory Audit Committee, bearing in mind the attributions and limitations inherent to the scope of their performance, considering all the analyzes, studies and debates carried out during the meetings and the monitoring and supervision work carried out, previously here described in summary form, concluded that:

(i) the internal control processes for the production of financial reports were effective and the actions to prevent and combat fraud and corruption were adequate;

(ii) the Internal Audit had a financial budget compatible with its organizational structure, allowing a satisfactory performance of its functions, with independent performance;

(iii) the Independent Audit was effective and no occurrence was reported that could compromise its independence;

(iv) the management and monitoring of the main risk factors was managed by Management;

(v) transactions with related parties evaluated and monitored in the period complied with Petrobras' Policy on Transactions with Related Parties and provided evidence regarding the existence of strictly commutative conditions, transparency, equity, interest of the Company and adequate and timely disclosure; and

(vi) the parameters on which the actuarial calculations were based, as well as the result of the benefit plans maintained by the Petrobras Social Security Foundation are reasonable and in line with the best market practices.

The year of 2020 was a very productive period for Petrobras' Statutory Audit Committee, with emphasis on the activities of monitoring the quality of financial statements, internal controls, compliance and risk management, in order to ensure balance, the transparency and integrity of the financial information published for investors.

In this context, as a result of all the monitoring and supervision work carried out by the Committee, SAC declares that no significant divergence situation has been identified between Management, KPMG's Independent Auditors and the Statutory Audit Committee itself in relation to the financial statements for the year ended December 31, 2020, with all relevant facts adequately disclosed in the audited Financial Statements for ended December 31, 2020.

The Statutory Audit Committee registers acknowledgement and recognition to the members of Statutory Audit Committee Sonia Julia Sulzbeck Villalobos, Maria Cláudia Mello Guimarães and Walter Mendes de Oliveira Filho for the relevant contributions to the work carried out by the SAC.

Rio de Janeiro, February 22, 2021.

____________________________________

Omar Carneiro da Cunha Sobrinho

Chairman of the Statutory Audit Committee

Financial and corporate accounting specialist

____________________________________

Paulo Cesar de Souza e Silva

Member of the Statutory Audit Committee

____________________________________

Rodrigo de Mesquita Pereira

Member of the Statutory Audit Committee

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer